

15821 Ventura Blvd, Suite 135, Encino, CA 91436

2025

ANNUAL REPORT TO STOCKHOLDERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File Number: 001-40630

Zevia PBC
(Exact Name of Registrant as Specified in its Charter)

Delaware	**86-2862492**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

15821 Ventura Blvd., Suite 135

Encino, CA 91436
(424) 343-2654
(Address including Zip Code, and Telephone Number including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	**ZVIA**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's voting and non-voting common equity held by non-affiliates (treating directors, executive officers and beneficial owners of 10% or more of the Registrant's common stock outstanding as of that date, for this purpose, as affiliates) was approximately $32.4 million (based on the closing sales price of the Registrant's Class A common stock on the New York Stock Exchange on that date). This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 15, 2025 there were 61,957,461 shares and 11,551,235 shares of the Registrant's Class A and Class B common stock outstanding, respectively, $0.001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for use in connection with its 2025 Annual Meeting of Stockholders, which is to be filed no later than 120 days after December 31, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K.

| Auditor Firm Id: | 34 | Auditor Name: | Deloitte & Touche LLP | Auditor Location: | Los Angeles, California |

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended December 31, 2024 ("Annual Report") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") about us and our industry that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including, without limitation, statements regarding our future results of operations or financial condition, business strategy, expectations about capital allocation, investment activities, sourcing of raw materials, the impact of our supply chain challenges, logistics, distribution and marketing initiatives and activities, the impact of our Productivity Initiative, including expected restructuring charges, cost savings and other benefits, factors and trends in our business, including seasonality, future expenses or payments under the TRA (as defined below), shifting market demand and consumer preferences, ability to effectively compete, validity of our trademarks and other intellectual property, impact of government regulations, liquidity and capital requirements, including the sufficiency of our cash and liquidity or sources of capital, satisfying commitments, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "consider," "contemplate," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "on track," "outlook," "plan," "potential," "predict," "project," "pursue," "seek," "should," "target," "will" or "would" or the negative of these words or other similar words, terms or expressions with similar meanings.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Item 1A. Risk Factors" and elsewhere in this Annual Report.

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by applicable law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

Item 1. Business

Overview

Zevia PBC ("Zevia PBC") was incorporated as a Delaware public benefit corporation on March 23, 2021, and prior to the consummation of the reorganization and initial public offering ("IPO"), did not conduct any activities other than those incidental to our formation and the IPO. In connection with the completion of the IPO on July 26, 2021, Zevia PBC became a holding company, and its sole material asset is a controlling equity interest in Zevia LLC, a Delaware limited liability company ("Zevia LLC"). As the sole managing member of Zevia LLC, Zevia PBC operates and controls all of the business and affairs of Zevia LLC and, through Zevia LLC, conducts its business. Subsequent to July 26, 2021, Zevia PBC consolidates the results of Zevia LLC with a non-controlling interest reflected for the portion of Zevia LLC not owned by Zevia PBC. For more information about our holding company reorganization, see the section titled "Organizational Structure—The Reorganization" in the prospectus dated July 21, 2021, and filed with the U.S. Securities and Exchange Commission ("SEC") on July 23, 2021.

References in this Annual Report to "Zevia PBC" refer to Zevia PBC and not to any of its subsidiaries unless the context indicates otherwise. References in this Annual Report to "Zevia," the "Company," "we," "us," and "our" refer (1) prior to the consummation of the Reorganization Transactions (as defined in Note 1 - *Description of Business* in the Notes to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report), to Zevia LLC, and (2) after the consummation of the Reorganization Transactions, to Zevia PBC and its consolidated subsidiaries unless the context indicates otherwise.

Available Information

We make available, free of charge, on the "Investors Relations" section of our website, https://www.zevia.com ("Zevia Investor Relations website") our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, such as the Company, that file electronically with the SEC. The address of the site is http://www.sec.gov.

Our amended and restated certificate of incorporation, amended and restated bylaws, corporate governance principles, charters of the Audit, Compensation, Nominating and Enterprise Risk Management, and Environmental, Social and Governance ("ESG") committees, our code of business conduct and ethics may be found on the Zevia Investor Relations website. The information on the Company's website is not incorporated by reference in this Annual Report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

We routinely announce material information to investors, stockholders and the marketplace using SEC filings, press releases, public conference calls, webcasts and the Zevia Investor Relations website. We also intend to use certain social media channels as a means of disclosing information about us and our products to consumers, our customers, investors and the public (such as @Zevia and #Zevia on LinkedIn, Facebook, TikTok and Instagram). The information posted on social media channels is not incorporated by reference in this Annual Report or in any other report or document we file with the SEC. While not all of the information that the Company posts to the Zevia Investor Relations website or to social media accounts is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, stockholders, the media, and others interested in Zevia to review the information that it shares at the "Investors" link located at the bottom of our webpage at https://investors.zevia.com/ and to subscribe to and regularly follow our social media accounts. Users may automatically receive email alerts and other information about the Company when enrolling an email address by visiting "Request Email Alerts" in the "Investors" section of Zevia's website at https://investors.zevia.com/.

Our Business

We are a better-for-you beverage company that develops, markets, sells, and distributes naturally delicious, zero sugar beverages. We are a Delaware public benefit corporation and have been designated as a "Certified B Corporation," by B Lab, an independent non-profit organization, and are focused on addressing the global health challenges resulting from excess sugar consumption by offering a broad portfolio of zero sugar, zero calorie, naturally sweetened beverages. All Zevia® beverages are made with a handful of simple ingredients which come from plants, contain no artificial sweeteners, and are Non-GMO Project verified, gluten-free, Kosher and vegan, and include a variety of flavors across Soda, Energy Drinks, and Organic Tea drinks.

Our products are distributed and sold principally across the U.S. and Canada through a diverse network of major retailers in the grocery, drug, warehouse club, mass, natural, convenience and e-commerce channels and in natural product stores and specialty outlets. Our products are manufactured and maintained at third-party beverage production and warehousing facilities located in both the U.S. and Canada. We believe that consumers increasingly select beverage products based on a variety of factors including taste, ingredients and fit with today's consumer preferences, which has benefited the Zevia® brand and resulted in over 2.2 billion cans of Zevia sold to date.

Our Brand

The Zevia® brand promise is to offer zero-sugar, naturally delicious beverages that are better-for-you. We believe that the foundation for our long-term success lies in creating a brand that consumers love and is known for delivering a great product with an exciting pipeline of innovation. We market Zevia under one unified brand across multiple beverage categories, including Soda, Energy Drinks and Organic Teas. We believe our brand has extensive consumer reach potential, as we deliver beverage offerings with a diversity of flavors and categories that we believe appeal across multiple usage occasions, need states, and times of day, for a wide range of people across age groups. This is evidenced by our ranking among the top carbonated soft drink brands across multiple retail channels and on Amazon according to syndicated data sources SPINS and Circana for 2024.

Our brand has grown significantly over the past decade, which has been largely tied to an engaged and growing consumer base, broadening distribution across retail channels. In 2024, more than 6.6 million U.S. households purchased Zevia products across more than 37,000 retail locations.

Our consumers are our best advocates, and their loyalty is rooted in their alignment with our messaging and mission. Our consumer base over-indexes to Millennials and Gen X, particularly among Millennial parents. We believe this consumer base favors better-for-you options that support a balanced lifestyle and that they tend to be more affluent and less price sensitive than some other consumer groups. We believe Zevia consumers are heavily beverage engaged and migrate from other traditional full-calorie and low-calorie soda brands to choose Zevia as an incremental beverage choice to aid in supporting their balanced lifestyle without sacrificing great taste. We believe Zevia consumers care about their health, their diets, and their planet and are willing to pay a premium for beverage attributes that support those considerations. Zevia drinkers have historically increased their brand spending over time and tend to spend more on average than traditional shoppers within the soft drink, energy and ready-to-drink tea categories. Yet Zevia is far more affordable than many or even most better-for-you beverage options, making it more accessible and appealing to more households across North America. According to Numerator data for 2024, Zevia households increased their spending on Zevia for the year versus 2023. Those households who made multiple purchases across package lines were even more engaged, more than doubling their spending on the brand versus the total average Zevia households in the year.

We believe Zevia is positioned well within the total Zero Sugar/Diet Soda segment of total Carbonated Soft Drinks as an affordable naturally sweetened, better-for-you option. Zero Sugar/Diet sodas were a $11.6 billion dollar segment, growing +12% across Grocery, Mass, Drug, Club, and Natural Channels in 2024 according to Spins/Circana data through December 29, 2024.

According to Numerator data through December 31, 2024, Zevia products finished 2024 with U.S. household penetration of 5% compared to 40% - 70% penetration, respectively, of more mainstream full and zero sugar category brand leaders with higher brand awareness and time in market over the same period. We believe Zevia has a meaningful opportunity to increase brand trial to capture more share in this growth leading segment of beverage over time.

Our Products

Each of our product lines has been carefully crafted for consumer enjoyment, with the goal of not sacrificing flavor in the process of eliminating sugar and artificial ingredients, including coloring and flavors. In addition, continued improvement is a Zevia core value, and as such we strategically reformulate our products and develop new flavors from time to time to further enhance taste and simplify ingredients.

Soda. Soda, our flagship product with no artificial ingredients released in 2008, is the better-for-you alternative to conventional sodas and diet sodas. Our Soda is available in 18 flavors across multiple packs, variety packs, and in limited time-offer flavors to drive excitement. Our Soda sales constituted approximately 93% of our net sales in 2024 and remains our primary focus as we see significant opportunities for growth in this product line.

Energy. Energy drinks are zero sugar energy drinks that contain 120 mg of organic caffeine. We offer Energy in eight flavors. We released our Energy drinks in 2016 and this product line is focused mostly in natural and e-commerce channels today. We believe this product line reflects a significant opportunity to expand across multiple channels in the future.

Organic Tea. Our Organic Tea is a pioneer in the zero calorie, naturally sweetened ready-to-drink tea segment, and was released in 2018. Zevia Organic Tea is USDA Organic and brewed with Fair Trade Certified Tea. We offer Organic Tea in eight flavors, including one caffeine-free option.

We benefit from sustained shifts across the liquid refreshment beverage market. We believe consumers continue to be more health conscious and focused on reducing sugar in their diets and are increasingly averse to added sugars. Many consumers are making choices with sustainability in mind, including plastic waste reduction. As a great-tasting, clean label beverage supporting a positive environmental and social impact, we are positioned to appeal to a broad range of consumer needs in our current markets and beyond.

Consumers can purchase our products both in brick and mortar stores and through e-commerce channels. We are an omnichannel brand found in more than 37,000 retailer locations across the traditional grocery, natural grocery, specialty outlets, warehouse club, drug and convenience channels, and on e-commerce platforms.

ESG and Social Impact

Our focus on ESG is core to how we conduct our business, and we believe this focus makes us a more successful company. We are dedicated to acting responsibly and strive to do our part in making the world a better place with every drink. We are committed to creating real ESG impact through combatting the harmful effects of sugar, reducing plastic waste, democratizing healthier options and fostering an employee-centric culture.

As a public benefit corporation, we are guided by our mission of creating a world of better-for-you flavor, better for the people and the planet. Our products help consumers reduce their sugar intake and avoid artificial sweeteners by offering a refreshing and enjoyable zero sugar, naturally sweetened alternative to high-sugar and artificially sweetened competitors. We estimate that by choosing Zevia, our consumers have avoided over 79,000 metric tons of sugar in their diets since 2011.

Sustainable packaging remains a key priority and we continue to seek to minimize our environmental impact. We take pride in reducing plastic waste by using only aluminum cans as beverage containers. Since our founding in 2007, we have never sold a beverage in a plastic bottle. Through only using aluminum cans, we estimate that we have saved over 30,000 metric tons of plastic and consumption of our products has resulted in the avoidance of over one billion plastic bottles since 2011. In addition, we reduce our use of packaging materials where feasible.

Within our mission is the initiative to provide products that are better for the planet. Our main ingredient, after carbonated water, is stevia sweetener, which is extracted from the leaves of the stevia rebaudiana plant, containing many different naturally occurring sweet compounds called steviol glycosides ("SG"). We are thrilled to offer a great tasting better-for-you beverage sweetened only with SG, which uses less than 1/10th of the land used to produce the same amount of sugar sweetness from sugar cane, and we believe that less land usage means less water and energy usage.

Our suppliers are required to comply with the high standards set forth in our vendor code of conduct, including prohibiting child labor, human trafficking, and discrimination, and promoting diversity, safe and healthy workplaces, and business integrity.

Sales and Marketing and Consumer Outreach

Our historical marketing strategy relied heavily on driving trial and conversion at the point of purchase in retail outlets. In 2024, we shifted resources to complement our retail efforts and strategically made investments in the second half of the year to amplify our brand and to clarify our points of differentiation on taste and ingredients to help drive trial and grow customer conversions.

Our brand strategy is to position Zevia as the best alternative to artificial soda, highlighting both our product benefits (zero sugar, zero artificial sweeteners, zero artificial colors) and our differentiated brand position, celebrating "real" in an increasingly "artificial" world. In line with our brand building efforts, our marketing ecosystem continues to scale with increased positive results in social media engagement, reaching consumers through influencers, and effective digital and audio advertising, that we expect to help drive purchase intent as well as conversion at the point of purchase. Our ecosystem will be leveraged for future Brand content and product launches.

From an in-store perspective, we also deployed funding to enhance our presence at shelf, including shelf tags, product displays and other means to build consumer awareness and consideration. Given our competitive repeat rates, we believe these efforts to drive customer conversion with new users will be beneficial and subsequently grow our base of loyal customers.

We maintain a website at https://www.zevia.com, which serves as the most comprehensive source of information regarding our products. Our website is used as a platform to introduce our entire brand portfolio, promote and sell our products, provide news, highlight nutritional facts and provide general information on where to purchase our products.

Sales

Our sales team is comprised of key accounts, distribution and insights professionals. The team works in close coordination with a national network of broker and distributor sales teams that gives us access to accounts across multiple channels throughout the U.S. and Canada.

Innovation

Delivering a product that consumers love is an integral part of what we do. We regularly look for ways to improve product taste and innovate to drive excitement, growth, brand awareness and trial.

Our product development team collaborates across our organization and supplier base to identify areas to improve our existing offerings and create new offerings. Our product development team coordinates the creation, testing, launch and improvement of our products in collaboration with our suppliers.

We have refined certain formulas of our products to help appeal to and meet our consumers' evolving taste profile and have launched line and flavor extensions within existing categories to further fulfill consumer needs. Our robust pipeline of new category innovations is expected to allow us to continue to thoughtfully and strategically innovate within the beverage space and maximize share of stomach by offering flavors and beverages that can drive appeal.

Our product development team is also working to improve our ingredients. We regularly refine our stevia blend in an effort to maintain leadership in our sweetener system and currently use a specific stevia extract product that contains a particular blend of SGs that was found to perform the best across our beverage platform, providing more rounded sweetness with minimal aftertaste commonly associated with other stevia sweeteners. We believe that by consistently offering great tasting products that are all zero calorie, zero sugar and naturally sweetened, with sustainable packaging under one brand, we can attract consumers to our new flavors and categories.

Supply Chain

Our products are produced and distributed through a network of third-party contract manufacturers, suppliers of stevia, and freight and warehouse providers that we have strategically curated. We have valuable, long-standing relationships across our supply chain, and we work closely with our external supply chain partners to try to maximize forward-looking capacity and take a thoughtful approach to how we can leverage our existing relationships with our innovation efforts.

At the beginning of 2024, we transitioned our procurement strategy to partner with our contract manufacturers. This change allowed our contract manufacturers to be responsible for the procurement of raw materials to produce our products, which are then sold to us as finished goods. This change allowed us to leverage the purchasing power of our contract manufacturers and further diversify, as well as enable us to have the flexibility to scale the business. We also onboarded a global transportation management company to support optimizing freight procurement and associated freight management activities to improve our cost management. These changes better optimized our supply chain, helped position us for future growth, and will drive increasing returns as we scale the business.

Ingredients and Ingredient Suppliers

The principal ingredients of our beverages, aside from carbonated water, are stevia sweetener, flavors, and citric acid. All Zevia products are solely sweetened with highly purified stevia leaf extract. Zevia products do not contain erythritol. All Zevia beverages are zero sugar and naturally sweetened with plant-based ingredients that are Non-GMO Project verified. Our stevia leaf extract is procured by our contract manufacturers and was previously sourced from a single large multi-national ingredient company with whom we have a long-standing relationship through a two-year agreement that was entered into October 15, 2023, which includes fixed pricing for the duration of the term. In 2024, we approved and began sourcing from a second multi-national ingredient company to supply stevia leaf extract in order to diversify our source of stevia leaf extract, with the aim of mitigating price and supply disruptions. Our product development team provides ongoing sensory and cost evaluation of competing stevia extract products as well as other sweeteners as a means of planning alternate sources of supply that meet or exceed our sensory expectations.

Flavors are developed in collaboration with our product development team and our flavor ingredient suppliers. These suppliers produce and supply the unique flavor ingredients to our contract manufacturers, and as our contract manufacturers procure these ingredients, we do not have long-term supply agreements with these ingredient suppliers.

Although we do not view our stevia blend or flavor ingredients as commodity ingredients, we continue to seek to diversify sourcing to help de-risk supply or cost shocks from potential supply disruptions.

Packaging and Packaging Suppliers

We have chosen aluminum beverage cans as our primary packaging containers, which have the highest recycling rate of any beverage packaging format and a low carbon footprint in the supply chain. Our contract manufacturers source beverage cans through major can manufacturers.

Manufacturing and Supply Planning

We have relationships with three contract manufacturers that operate manufacturing facilities across the U.S. and Canada. We expect to continue seeking out other potential partnerships that provide cost competitiveness, responsiveness, and geographic growth potential. We also multi-source package types where volumes allow to mitigate supply risk in the event of a disruption at a specific facility and to disperse production geographically to reduce freight miles driven to distribute our products. Our contracts are typically in the form of multi-year master service agreements that define overall commercial and legal terms, while volume forecasts, production costs and other services are typically re-evaluated annually or as needed.

Quality Control

We receive certifications from our suppliers in order to confirm that they meet our specifications. Contract manufacturers perform in-process quality checks common to the carbonated soft drink industry, throughout the manufacturing process. We provide beverage specifications for every unique formula, as well as Zevia-specific quality requirements to our contract manufacturers so that they comply with our unique needs.

Zevia personnel also conduct a secondary layer of quality control checks to identify any potential quality discrepancies not reported or identified by our contract manufacturers, and to document their ongoing performance. Our quality team places specific inventory on hold at all inventory locations if either the contract manufacturer or our quality team identifies any suspected discrepancy, to allow for immediate investigation and corrective action if necessary.

Distribution

We believe we have created a meaningful flywheel for consumer acquisition in which shoppers are able to discover, learn about and purchase our beverages online and offline across multiple channels and platforms. Our online platforms serve as trial generating and transaction intensification opportunities, allowing for full Zevia portfolio offerings, including our best selling variety packs, which are intended to stimulate significant consumer engagement. In addition to helping Zevia remain one of the top-selling carbonated soft drink brands on Amazon in 2024, our e-commerce buyers are also heavily engaged with the brand offline. According to Numerator almost three quarter of Zevia shoppers who purchased us online in 2024 also purchased Zevia in brick-and-mortar retailers. Moreover, shoppers who bought Zevia products online spent 3x more on our brand across all channels on average.

We have strong, long-standing relationships with grocery, drug, warehouse club, mass, natural, and specialty retailers with whom we can grow distribution and sales through increased store penetration and shelf space. We sold in more than 37,000 retail locations in 2024 according to SPINS, Circana and Nielsen data. We believe that our brick-and-mortar retailers value Zevia's continued sales growth and higher margin profile, giving us confidence that we can expand our presence over time in terms of store count and number of items carried. For example, we recently expanded our presence at one retailer from 800 to more than 4,300 locations in the U.S. Beyond these channels, we believe there is significant opportunity to continue expanding distribution and total item availability in the mass, drug, warehouse club, convenience, and foodservice channels, putting Zevia at arm's reach for consumers.

Competition

We believe we compete broadly with all categories of liquid refreshment beverages. The beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based on brand recognition, taste, quality, price, ingredients, availability, selection and convenience, as well as factors related to corporate responsibility and sustainability. We believe we compete effectively with respect to each of these factors. Our competitors in the beverage market include category leaders such as The Coca-Cola Company, Keurig Dr. Pepper, PepsiCo, Inc., National Beverage Corp., Monster Energy, and Red Bull, as well as established naturally positioned soda brands like Virgils and Reeds and functional soda brands like Poppi and Olipop.

Human Capital Resources

Zevia's passion to democratize healthier lifestyles – by providing affordable, better-for-you, naturally sweetened beverages without sugar or calories and never in plastic containers – is reflected in the organization's people and culture. We offer an inclusive and challenging work environment comprised of team members who are charged with delivering high performance and representative of the communities we serve. Our core values – passion, respect, gratitude, learning, a positive attitude, teamwork and continuous improvement – are at the foundation of our strategies to drive our mission and business.

We have an inclusive, strategic, and well-defined human capital planning process and a management approach that aligns to our business needs and mission, and is designed to help us attract, retain and maximize the best talent.

As of December 31, 2024, we had 104 full-time team members in the U.S, and 4 full-time team members in Canada. We also utilize independent contractors for freelance work and project-based work. None of our team members are represented by a labor union. We maintain a strong relationship with our team members and have never experienced a labor-related work stoppage.

Our Board of Directors provides oversight on certain human capital management matters, including through its Compensation Committee, which is responsible for governance over policies regarding human capital and compensation practices, including executive compensation, performance, pay equity, recruiting, retention, training and development, safety, representation and creating a working environment consistent with our culture, objectives and strategy.

Employee Health and Safety

As a values-driven organization, the health, safety, and well-being of our team members is our top priority. We prioritize safety for all employees through a combination of education, training, and safety-related policies, while also maintaining compliance with applicable regulations, including Occupational Safety and Health Administration (OSHA) guidelines and mandates by local health authorities. Specifically, we implement custom Injury and Illness Prevention Programs for our headquarters including safety training for our innovation lab, medical emergencies, power failure, bomb threat, fire safety, earthquake, and evacuation prevention practices. In 2024, we launched a customized Workplace Violence Prevention plan designed to address the hazards associated with various types of workplace violence.

Company Composition: High Performance and Representation

We focus on high performance and define it in part by initiative, excellence, and hard work. We believe performance is best delivered by individuals who represent the diverse consumer base we serve. We define diversity considering geography, age, education level, veteran status, gender, race, disability and other characteristics.

Our commitment is focused on promoting equal employment opportunities and performance, and starts at the top with a highly skilled representative executive leadership team and Board of Directors that is representative of our consumers. We promote representation across our organization as a matter of bolstering performance, via a framework that is centered on providing equal opportunities and minimizing subjectivity via data-driven decisions to reduce the risk of bias and help promote culture where everyone owns responsibility for inclusive behaviors and high performance across the organization.

Zevia promotes equity through consistency and fairness with our people policies and practices that are designed to offer access, opportunity, and career growth for all team members equally across various stages of the employee lifecycle, including performance standards. We strive to make promotions, compensation, and growth opportunities impartial, just, and transparent. We maintain a consistent compensation policy across base salary, bonus, equity in the form of Restricted Stock Units ("RSUs") and stock options, all of which are based upon performance, and benefit contributions. We believe everyone is an owner at Zevia, and we work together as one team to deliver results and achieve performance.

Culture and Engagement

Our team drives the success of our brand, and every leadership or full team engagement features a conscious effort to engage and communicate with a focus on our values and on high performance. Our People team manages celebrations across varied interests through the year, themes for contest, mental health resources, open surveys, team communication platforms, and training on resource access.

To meet our human capital objectives, we utilize internal employee surveys to understand the effectiveness of our people programs and where we can improve across the organization. In 2024, we conducted two semi-annual engagement surveys and monitored employee feedback for continued improvements in culture with a focus on high-performance and people-centric initiatives.

Talent Acquisition

We hired 25 new team members in 2024, 87.5% of which were sourced by internal recruitment. We have implemented recruitment practices designed to remove bias in the selection process and we reflect our values to candidates through job description language using gender-neutral pronouns, no video calls during the first interview, and standard assessments for applicable roles. We find candidates through a wide variety of sources to expand the talent pool of potential candidates, we offer flexible education requirements by role, and structure interviews with consistent processes to promote equal employment opportunities and minimize bias. We conduct transparent, collaborative and panel interviews for group input on all hires.

Benefits and Compensation Strategies

We strive to attract and retain high caliber individuals who raise the talent bar by offering competitive compensation and benefit packages. Our compensation program is designed so that our talented team is paid fairly and equitably, and well rewarded for performance. The foundation of our compensation policy is a base salary and a performance-based bonus with targets tied to the Company's annual financial performance. We regularly review and survey our compensation and benefit programs against market to confirm we remain competitive in our hiring practices. We aim for equal pay for equal work and adapt accordingly to close any existing pay equity gaps.

Every full-time team member is eligible to receive equity-based compensation, which provides a sense of ownership and next-level engagement among employees at all levels. Zevia also offers a Fortune-500 style benefits package that incorporates a robust contribution for all tiers of coverage to include: medical, health savings account employer contribution, dental, vision, group and voluntary life & AD&D, critical illness, hospital indemnity, accident, short-term and long-term disability insurance, flexible spending accounts, pet insurance and legal access. We offer a 401(k) Safe Harbor Retirement savings plan with Company matching contributions and no vesting schedule. We have competitive paid time off and sick policies, paid bereavement, holidays, flexible schedules, remote and hybrid work, employee assistance programs, and a generous parental leave policy.

Training and Organizational Development

Our team members have access to various internal and external formal training and development courses to support individual growth and support performance. We offer an annual professional development allowance for continued advancement, with focus on a team member's career path at Zevia. We seek to promote from our internal talent pool as part of our enterprise-wide succession plan. Our internal training includes custom content by department and role, 100% participation in unconscious bias training, and management training and development.

Performance Management

We are focused on setting clear and specific expectations for performance that align with individual strengths and company objectives. We believe in a customized approach, where high performers are rewarded. Our managers also conduct 90-day reviews for new hires, mid-year reviews to formally track performance, and annual reviews for all employees, goals management throughout the year via our Human Resources Information System platform and incorporate short- and long-term career goals during each review. We also conduct regular one-on-one sessions to provide feedback, coaching and support. Our approach is designed to foster accountability, transparency, and recognition, which we believe drives both retention and high performance.

Seasonality

As is typical in the beverage industry, sales of our beverages are seasonal, with the highest sales volumes generally occurring in the second and third fiscal quarters, which correspond to the warmer months of the year in our major markets.

Trademarks and Other Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business, including our principal trademark, Zevia®. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. All of our material trademarks are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We have applied for or have trademark registrations internationally as well. We believe the protection of our trademarks and domain names is important to our success.

We seek to protect our intellectual property rights by relying on trademark laws and other laws related to proprietary rights around the world. Our domain name is https://www.zevia.com.

Government Regulation

In the normal course of our business, we are subject to a variety of federal, state, provincial and local laws and regulations in the countries in which we do business. Regulations apply to many aspects of our business, including our products and their ingredients, manufacturing, safety, labeling, transportation, recycling, advertising and sales.

Our products and sales of our products are regulated in the U.S. as conventional foods. Our products and their manufacturing, labeling, marketing and sale in the U.S. are subject to stringent regulations and standards established by, among others, the U.S. Federal Trade Commission ("FTC"), the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Agriculture ("USDA"), the U.S. Environmental Protection Agency ("EPA"), OSHA and similar state and local agencies. The regulations and standards include various aspects of the Federal Food, Drug, and Cosmetic Act ("FDCA"), the Federal Trade Commission Act, the Food Safety Modernization Act, the Lanham Act, the Robinson-Patman Act, the Clayton Antitrust Act of 1914, workplace health and safety laws, state consumer protection laws and state warning and labeling laws, such as Safe Drinking Water and Toxic Enforcement Act of 1986 ("Proposition 65") in California, and the Federal Insecticide, Fungicide, and Rodenticide Act. Under these statutes, federal and state agencies regulate, among other things, the manufacturing, preparation, quality control, import, export, packaging, labeling, storage, recordkeeping, marketing, advertising, promotion, distribution, fair pricing, safety, and/or adverse event reporting of conventional foods. Among other things, manufacturers of conventional foods must meet current good manufacturing practices ("cGMPs") and other requirements applicable to the manufacturing, packaging, labeling and holding of foods. In addition, our products are manufactured pursuant to special certification programs such as those for organic, Kosher, Global Food Safety Initiative, and non-GMO products among others, and we must comply with strict standards imposed by federal, state, and third-party certifying organizations.

Pursuant to the Food Safety Modernization Act ("FSMA"), the FDA promulgated additional requirements to enhance food safety and prevent food contamination, including more frequent inspections and increased recordkeeping and traceability requirements. The FSMA also holds imported foods to the same standards as domestic foods. The FDA requires that certain nutrient and product information appear on product labels and that the labels and labeling be truthful and not misleading. Similarly, the FTC requires that marketing and advertising claims be truthful, not misleading, not deceptive to customers and substantiated by adequate scientific data. We are also restricted from making certain claims about our products, including health claims, claims that our products treat, cure, mitigate or prevent disease or claims regarding the effects of our products on the structure or function of the body except under certain limited circumstances.

We are required to comply with federal, state, and local environmental laws and regulations such as restrictions on certain packaging containing per- and polyfluoroalkyl substances and bottle deposit ordinances. We continue to monitor the applicable regulations and seek to create policies and practices designed to abide by all applicable environmental laws, rules, regulations, and ordinances applicable to our business and products. While our compliance to date has not had, and is not expected to have, a material financial effect on our business or our operations, our obligations for compliance may become more burdensome as more restrictive requirements or regulations may be imposed or enacted in the future.

Products that do not comply with any governmental or third-party regulations and standards may be considered adulterated or misbranded and we may face adverse consequences, including but not limited to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, import holds, injunctions, fines, civil penalties, civil law suits, or criminal prosecution.

Various states, provinces and other authorities require deposits, eco-taxes or fees on certain products or packaging. Similar legislation or regulations may be proposed in the future at local, state, provincial and federal levels, both in the U.S. and elsewhere.

We are also subject to labor and employment laws, laws governing advertising, safety regulations and other laws, including consumer protection regulations that regulate retailers.

Our business involves the collection, use, storage, transmission, and management of personal data, including payment card and other sensitive or confidential information, relating to consumers, workers, partners, and suppliers. We are subject to federal and state laws and regulations related to cybersecurity, privacy and data protection, including the California Consumer Privacy Act, by the California Privacy Rights Act, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, and the Utah Consumer Privacy Act. The privacy and data protection regulatory environment is constantly changing, with additional U.S. state privacy laws being proposed or coming into effect regularly, each raising new and increasingly rigorous requirements applicable to our business and how we can use personal data. We continue to monitor the U.S. privacy and data protection law landscape, evaluate the potential impact on our business, and develop strategies to maintain our privacy and data protection compliance programs and policies. However, the patchwork approach to regulation and pace at which it changes causes implementation of these requirements to be more complex. We will continue to monitor changes and implement and maintain compliance measures, and we recognize that these changes and measures require significant resources and costs, and failure to comply with applicable laws could subject us to fines, governmental investigations, consumer demands, and lawsuits.

In Canada, the manufacture, distribution, marketing and sale of our products are also subject to compliance with similar laws, rules and regulations.

We are actively monitoring trade policy and tariff announcements including the recent executive orders issued by the new U.S. federal administration in February 2025 regarding new tariffs on imports from Canada, Mexico and China. We are currently evaluating the potential impact of the announced tariffs as well as the recent implementation of a 25% import tax on all steel and aluminum entering the U.S. on our business and financial condition and actions we may take to mitigate the impact. In addition, we are monitoring the potential impact, if any, of actions taken by these countries in response to the announced tariffs.

Item 1A. Risk Factors.

RISK FACTORS

We are providing the following summary of the risk factors contained in this Annual Report. We encourage you to carefully review the full risk factors immediately following this summary as well as the other information contained in this Annual Report, including our consolidated financial statements and the related notes. The occurrence of any of the following risks, as well as any risks or uncertainties not currently known to us or that we currently do not believe to be material, could materially and adversely affect our business, results of operations and financial condition, which may adversely affect the trading price of our Class A common stock. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

Summary of Risk Factors

This summary should be read in conjunction with the remainder of this "Risk Factors" section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this Annual Report and those we may make from time to time. You should consider all of the risk factors described in our public filings when evaluating our business. The following is a summary of the principal factors that make an investment in the Company speculative or risky:

- inability to compete in our intensely competitive industry;

- failure to further develop, maintain, and promote our brand;

- changes in the retail landscape or the loss of key retail customers;

- change in consumer preferences, perception and spending habits, particularly due to impacts of inflation, in the commercial beverage industry and on zero sugar, naturally sweetened products, and failure to develop or enrich our product offerings or gain market acceptance of our products, including new offerings;

- inaccurate or misleading marketing claims, whether or not substantiated;

- failure to introduce new products or successfully improve existing products;

- product safety and quality concerns, including those relating to our sweetening system, which could negatively affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings;

- fluctuation in our net sales and earnings as a result of price concessions, promotional activities and chargebacks;

- loss of any registered trademark or other intellectual property or actual or alleged claims of infringement of intellectual property rights;

- our history of losses and potential inability to achieve or maintain profitability;

- failure to attract, hire, train or retain qualified personnel, manage our future growth effectively or maintain our company culture;

- the impact of adverse global macroeconomic conditions, including relatively high interest rates, recession fears and inflationary pressures, changes to foreign trade policies, and geopolitical events or conflicts;

- climate change, adverse weather conditions, natural disasters and other natural conditions;

- difficulties and challenges associated with expansion into new markets;

- inability to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products due to reliance on a limited number of third-party suppliers;

- trade tensions between the U.S. and China, and changes in U.S. foreign trade policies;

- substantial disruption within our supply chain or distribution channels, including disruption at our contract manufacturers, warehouse and distribution facilities, failure by our transportation providers to facilitate on-time deliveries, or our own failure to accurately forecast;

- extensive governmental regulation and enforcement if we are not in compliance with applicable requirements;

- changes in laws and regulations relating to beverage containers and packaging as well as marketing and labeling;

- dependence on distributions from Zevia LLC to pay any taxes and other expenses;

- failure to maintain compliance with the continued listing standards on the New York Stock Exchange ("NYSE"), which could result in the delisting of our securities, limit stockholders' and investors' ability to make transactions in our securities and subject us to additional trading restrictions;

- impact from our status, duty and liability exposure as a public benefit corporation;

- inadequacy, failure, interruption or security breaches of our information technology systems and failure to comply with data privacy and information security laws and regulations; and

- the impact of any future pandemics, epidemics, or other disease outbreaks on our business, results of operations and financial condition.

Risks Relating to Our Business, Our Industry and Macroeconomic Conditions

If we are unable to compete in our intensely competitive industry, our business may not grow or succeed.

We operate in the highly competitive commercial beverage industry that continues to evolve in response to changing consumer preferences. Some of our competitors, such as The Coca-Cola Company, Keurig Dr. Pepper, PepsiCo, Inc., National Beverage Corp., Monster Energy, and Red Bull, are multinational corporations with significantly greater financial resources than us. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, changing their route to market, reducing prices or increasing promotional activities. For example, both PepsiCo and the Coca-Cola Company have begun focusing in on the better-for-you space, with the Coca-Cola Company launching a prebiotic soda "Simply Pop" this year. We also compete with a range of other brands, including prebiotic soda brands like Poppi and Olipop, and a variety of smaller, regional and private label manufacturers. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets. If we are unable to effectively compete in the commercial beverage industry, we may not be able to maintain or improve the market position of our brand.

Our sales may be negatively affected by numerous factors, including our inability to maintain or increase prices, our inability to effectively promote our products, our inability to move out of niche locations in-store to broader appeal category locations due to competitor and retailer actions, our inability to increase or sustain our volume of shelf space in-store or obtain optimal presence on store shelves to display our products, ineffective advertising and marketing campaigns, new entrants into the market, the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours, and increased marketing costs and in-store placement and slotting fees due to our competitors' willingness to spend aggressively. Competitive pressures may also cause us to reduce prices we charge customers or may restrict our ability to increase such prices. The better-for-you soda space is becoming increasingly competitive with multiple new brand and item introductions, placing strain on already constrained shelf space availability. This could limit our share of shelf space and therefore limit our soda sales and growth. In order to remain competitive, we may also need to increase our marketing and advertising spend, which could have an impact on our operating results.

If we fail to further develop, maintain and promote our brand, our business could suffer.

We believe our continued success depends on our ability to maintain and grow the value of the Zevia® brand. Because our products are comprised of a handful of simple ingredients that are readily available in the market and we do not depend on a particular flavor as we are continually reformulating and remodifying flavors, we are particularly dependent on maintaining the success of our brand and reputation.

Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, food safety, quality assurance, marketing and merchandising efforts, our ability to provide a consistent, high-quality customer experience and our ability to effectively execute on our brand strategy to help drive trial and grow customer conversions in a timely manner. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, suppliers or manufacturers, including adverse publicity, negative brand associations, or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business. Furthermore, as existing ecommerce and media platforms continue to rapidly evolve, new platforms develop, and laws or regulations regarding the use and operations of such platforms change, we must effectively maintain a presence on these platforms, establish a presence on new or emerging platforms or transition to other platforms should a platform become unavailable to maintain our brand. If we are unable to cost-effectively use these platforms as marketing tools, our ability to maintain and acquire consumers and our operations could suffer.

The commercial beverage industry is subject to rapid and frequent changes in consumer demands. Therefore, we may not be able to promote our products effectively through our marketing and advertising campaigns and enhance our brand recognition amongst consumers. If our products fail to gain market acceptance, cannot keep pace with nutritional, scientific, or regulatory developments or changing consumer preferences, are restricted by regulatory requirements or have quality issues, we may not be able to fully recover costs and expenses incurred in our operations, and our business, financial condition or results of operations could be materially and adversely affected.

Changes in the retail landscape or the loss of key retail customers that cannot be replaced in a timely manner could adversely affect our results of operations and financial performance.

The consumer-packaged goods industry is being affected by the trend toward consolidation in, and blurring of, the lines between retail channels. Larger retailers have sought lower prices from us, demanded increased marketing or promotional expenditures, and have and may continue to use their distribution networks to introduce and develop private label brands, any of which could negatively affect our profitability. The consolidation of retail customers may reduce the number of branded products they offer in order to accommodate private label products and increase the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business.

We sell a substantial portion of our products to specific customers. In 2024, our largest customer represented 13% of our net sales and our second largest customer represented 11% of our net sales, and our largest ten customers represented 71% of our net sales. No other customers represented more than 10% of our net sales in 2024. In 2024, the e-commerce channel represented approximately 12% of our net sales. The loss of any large customer, the reduction of purchasing levels or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability. We expect that most of our sales will be made through a small number of customers for the foreseeable future. For these customers, we do not have short-term or long-term commitments in our contracts that ensure future sales of our products. If we lose one or more of our significant customers and cannot replace the customer in a timely manner or at all, our business, results of operation and financial condition may be materially adversely affected. Similarly, if we do not maintain our relationship with existing customers or develop relationships with new customers, the growth of our business may be adversely affected and our business may be harmed. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant retailers. A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, a reduction in the number of brands they carry, a reduction or shift of shelf space, the introduction of competing products or the perceived quality of our products. There can be no assurance that retailers will provide sufficient, or any, shelf space, nor that online retailers will provide online access to, or adequate product visibility on, their platform. Despite operating in different channels, our retailers sometimes develop their own beverages that compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. For example, we have had retailers develop brands that compete with our brand and as a result, saw a shift in our shelf space in store to private label and competitive products. In addition, our success depends in part on our ability to maintain good relationships with key retail customers.

We could be adversely affected by a change in consumer preferences, perception and spending habits in the commercial beverage industry and on naturally sweetened products, and failure to develop or enrich our product offerings or gain market acceptance of our new products including any new offerings, could have a negative effect on our business.

We have positioned our brand to capitalize on growing consumer interest in better-for-you, ethically produced and great-tasting beverages, particularly those sweetened with stevia extract or other sweeteners as an alternative to sugar or artificial sweeteners. Our products are solely sweetened by highly purified stevia extract and do not contain Erythritol or Aspartame. The market in which we operate is subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the commercial beverage industry market in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. Media coverage regarding the safety or quality of, or diet or health issues relating to, our products or the raw materials, ingredients (particularly stevia or other sweeteners) or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness or inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of inflation and global public health concerns such as epidemics and pandemics.

The success of our products depends on a number of factors, including continued market acceptance of stevia, our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, the effectiveness of our marketing and advertising campaigns for our products, consumer purchasing power, and macro-economic factors. We may not be successful in developing products that respond to changing trends in consumer preferences in a timely manner or at all. If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted.

In addition, in many of our markets, consumer shopping patterns evolve with rapidly shifting preferences among e-commerce, brick and mortar, and digitally supported shopping. If we fail to address changes in consumer product and shopping preferences, or do not successfully anticipate and prepare for future changes in such preferences, our share of sales, revenue growth and overall financial results could be negatively affected.

Inaccurate or misleading marketing claims may harm our brand and business.

Although we take measures to confirm that public information about our company and brand is accurate, compliant with regulations and substantiated by factual analysis and research, we may be subject to claims that such information is false or misleading. Even if such claims are disproven, any negative publicity surrounding an assertion that our marketing materials are inaccurate could cause consumers to lose confidence in the safety and quality of our products. In addition, a judgment against us could lead to further litigation and have a material adverse effect on our business, financial condition, results of operations or liquidity. Our use of social media influencers and celebrities for product promotion and marketing may expose us to risk that such content could contain problematic, inaccurate, or misleading product or marketing claims. These influencers and celebrities could also engage in behavior that reflects poorly on our brand. Any claims or behavior by such influencers or celebrities may be attributed to us and expose us to fines, monetary liabilities, or could harm our brand reputation all of which could have an adverse impact on our business and operations.

Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow.

Part of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes, including complying with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our innovation team is regularly working to enhance the taste of our beverages and quality of our ingredients, including expanding to additional flavors and categories. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed. Further, efforts to market and sell our innovation products as incremental placements to existing products on-shelf could potentially lead to the discontinuation of existing products to make room for the innovative products, which may generate less sales than existing, familiar products. On the other hand, failure to attempt to market and sell our innovative products could limit the potential incremental revenue those products might provide.

Product safety and quality concerns, including relating to our sweetening system, could negatively affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, or our brand dilution, which could increase our operating costs and reduce demand for our product offerings.

The success of our business depends in part on our ability to maintain consumer confidence in the safety and quality of all of our products, including relating to our sweetening system. The sale of products for human use and consumption involves the risk of injury or illness to consumers. We are subject to and are required to maintain compliance with various quality, environmental, health and safety supply chain standards. A failure or perceived failure to meet our quality or safety standards and comply with applicable regulations, including product adulteration, contamination, or tampering, or allegations of mislabeling, whether actual or perceived, could occur in our operations or those of our contract manufacturers, distributors or suppliers. This could result in time consuming and expensive production interruptions, negative publicity, the destruction of product inventory, the discontinuation of sales or our relationships with customers, contract manufacturers, distributors, or suppliers, the dilution of our brand, lost sales due to the unavailability of product for a period of time and higher-than-anticipated rates of returns of goods. The occurrence of health-related illnesses, public health concerns, or other incidents related to the consumption of our products, including allergies, excessive consumption or death to a consumer, could also adversely affect consumer perceptions and affinity for our brand, harm our reputation, and affect the price and availability of affected ingredients, resulting in higher costs and disruptions in supply, which could cause a material reduction in our sales.

Noncompliance with applicable food product quality and safety regulations can result in enforcement action by applicable regulatory agencies, including product recalls, market withdrawals, product seizures, warning letters, injunctions, or criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed the limits or be outside the scope of our existing or future insurance policy coverage. Any judgment against us that is more than our policy limits, not covered by our policies or not subject to insurance would have to be paid by us, which would affect our results of operations and financial condition. Moreover, negative publicity also could be generated from false, unfounded or nominal liability claims or limited recalls.

Negative publicity surrounding the health effects of our sweetening system or other ingredients in our products could have an adverse effect on our business including reports that stevia extract or sweeteners (or another ingredient) cause adverse effects on consumer health, whether founded or unfounded. Future similar founded or unfounded claims could cause customers or consumers to reduce the number of our products that they purchase or stop buying our products altogether. Additionally, negative information on social media or networking websites about our products or any ingredients included in our products, even if inaccurate or malicious, could generate adverse publicity that could damage the reputation of our brand or the Company. Any or all of these events may lead to a loss of consumer confidence and trust, could damage the goodwill associated with our brand, cause consumers to choose other products, and negatively affect our business and financial performance.

Our net sales and earnings may fluctuate as a result of price concessions, promotional activities and chargebacks.

We are often required to grant retailers price concessions that negatively impact our margins and our profitability in order to compete with our larger competitors with significantly greater financial resources. If we are not able to lower our cost structure adequately in response to such competitive customer pricing, and if we are not able to attract and retain a profitable customer mix and a profitable product mix, our profitability could continue to be adversely affected.

In addition, we periodically offer sales incentives through various programs to customers and consumers, including temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We also periodically provide chargebacks to our retailers, which include credits or discounts on the sale of our products to consumers. The cost associated with promotions and chargebacks is estimated and recorded as a reduction in net sales. We anticipate that these price concessions and promotional activities could adversely impact our net sales and that changes in such activities could adversely impact period-over-period results. If we are not accurate in predicting the performance of such promotions, or in estimating chargebacks, our business, financial condition and results of operations would be adversely affected. Additionally, unforeseen issues with the workforce of our supply chain or retailers failing to execute on the proposed timeline for the promotions could prohibit us from executing planned promotions and programs and have an adverse effect on our planned volume performance.

The loss of any registered trademark or other intellectual property or actual or alleged claims of infringement or violation of intellectual property rights could hurt our business.

We utilize intellectual property in our business. Our trademarks are valuable assets that reinforce our brand and consumers' favorable perception of our products. We have invested a significant amount of money in establishing and promoting our trademarked brands. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property.

We rely on confidentiality agreements and trademark law to protect our intellectual property rights. Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our contract manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Further, some of our formulations have been developed by or with our suppliers and contract manufacturers. As a result, we may not be able to prevent others from independently developing and using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers' perception of our brand and products. Failure to protect our rights could also prevent us from entering into new markets or territories in the future.

Moreover, intellectual property disputes, proceedings, misappropriation or infringement claims may result in a significant distraction for management, diversion of resources, and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have an adverse effect on our business, financial condition and results of operations.

We have a history of losses, and we may be unable to achieve profitability.

We have experienced net losses in each year since our inception. We incurred net losses of $23.8 million in 2024 and of $28.3 million in 2023. We anticipate that our operating expenses, excluding equity-based compensation, will increase over time as we continue to invest in growing our business, increasing our customer base, supplier network and contract manufacturers, and expanding our marketing channels. Our expansion efforts may prove more expensive than we anticipate, and there is no guarantee that these efforts will translate into sufficient sales to cover our expenses and result in profits. If our efforts to increase the average selling price of our products over time result in outsized volume decreases, our net sales may be adversely impacted and it will be challenging to achieve profitability or maintain pace with cost increases over time. We incur significant expenses in developing our innovative products and obtaining, storing, and marketing our products. In addition, some of our expenses are fixed. Accordingly, we may not be able to achieve profitability, and we may continue to incur significant losses in the future.

If we fail to attract, hire, train and retain qualified personnel, manage our future growth effectively or maintain our company culture, our business could be materially adversely affected.

Our growth and success depends in part upon our ability to attract, hire, train and retain a sufficient number of highly qualified and skilled employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners, retailers and consumers. We believe our culture and our mission have been key contributors to our success to date and promote a sense of greater purpose and fulfillment in our employees. The continued work on our culture is necessary for our continued success as we build our employer brand. If we fail to maintain our company culture or focus on our employer brand while developing our current employees and integrating new employees, our business and competitive position could be materially harmed.

Any of our employees may terminate his or her employment with us at any time. If we are unable to attract, hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. The failure to meet our staffing needs or any material increase in unplanned turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Disruptions in the worldwide economy, including changes to foreign trade policies, may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions, including the impacts of inflation, changes in U.S. foreign trade policies, and governmental tariffs, may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, retailers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns and periods of high inflation. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. The imposition or threat of tariffs or additional sanctions on imports or exports in the U.S., Canada or jurisdictions from which we source our supplies could have an adverse impact on our supply chain, results of operations, or overall business. Additionally, the recent implementation of a 25% import tax on all steel and aluminum entering the U.S. could adversely impact our operating costs and business overall. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailer customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. In the past, inflationary pressures raised overall supply chain costs and manufacturing and labor costs, which impacted our margins. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Climate change may negatively affect our business and operations.

We believe greenhouse gases in the atmosphere have and will continue to have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. As climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as stevia extract. As a result of climate change, we are and may continue to be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our contract manufacturers' operations, as well as the agricultural businesses of our suppliers, which rely on the availability and quality of water. As demand for water continues to increase, water becomes scarcer, and the quality of available water deteriorates, we may incur increased manufacturing costs or face capacity constraints that could adversely affect our profitability or net sales.

Adverse weather conditions, fires, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Agricultural products, including the stevia rebaudiana plant, are vulnerable to adverse weather conditions, including severe rains, drought and temperature extremes, floods and windstorms, which are common but difficult to predict. Agricultural products also are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climate conditions. Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality and, in extreme cases, entire harvests may be lost. Additionally, adverse weather or natural disasters, including fires, earthquakes, winter storms, floods, droughts, or volcanic events, could impact manufacturing and business facilities, which could result in significant costs and meaningfully reduce our capacity to fulfill orders and maintain normal business operations. These factors may result in lower sales volume and increased costs of raw materials and manufacturing. Incremental costs, including transportation, may also be incurred if we need to find alternate short-term supplies of products from alternative areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Similarly, an earthquake, fire, tsunami, tornado or other natural disaster could seriously disrupt our entire business. Our corporate offices and research and development functions are located in Los Angeles, California. The impact of an earthquake, fire, mudslide or tsunami, or other natural disasters in the Los Angeles area on our facilities and overall operations is difficult to predict, but such a natural disaster could seriously disrupt our entire business. Our insurance may not adequately cover our losses and expenses in the event of such a natural disaster. As a result, natural disasters in the Los Angeles area or in areas where our contract manufacturers are located, could lead to substantial losses.

We may face difficulties as we expand our operations into new markets in which we have no prior operating experience.

As we work to grow our brand, we intend to enter into new markets, including eventually expanding into countries other than those in which we currently operate. It may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets as we have little experience with consumer preferences outside the United States and Canada. We will also face increased competition with larger competitors who have stronger established brands in such markets. The political, legal and social systems of certain territories pose difficult challenges related to establishing and maintaining control and ownership of our brand and intellectual property, as well as mitigating the risk of diverted sales to other territories and/or sales diverted into the U.S. It is also costly to establish, develop and maintain international operations and develop and promote our brands in international markets and we may face adverse tax consequences, tariffs, and barriers to trade. Changes in U.S. foreign trade policies, including as a result of the new presidential administration, could lead to the imposition of additional trade barriers and tariffs on U.S. products in foreign jurisdictions. Such changes in U.S. trade policy or in laws and policies governing foreign trade, or actions taken by countries in response to such policies, could materially and adversely affect our business and results of operations. Our expansion may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. By expanding into other territories, we may be subject to additional product labeling and quality requirements, which could require us to market our products differently or change the formula of certain products to meet local standards in order to commercialize. As we expand our business into new countries, we may encounter regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business and brand.

Risks Relating to Our Relationships with Third Parties

Because we rely on a limited number of third-party suppliers to supply our contract manufacturers, raw materials may not be able to be obtained on a timely basis or in sufficient quantities for such contract manufacturers to produce our products and we may not be able to then meet demand for our products.

We rely on a limited number of suppliers to supply our contract manufacturers with raw materials to make our products. Our financial performance depends in part on our contract manufacturer's ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or pricing of raw materials to our contract manufacturers. Any of our suppliers could discontinue or seek to alter their relationship with our contract manufacturers.

A majority of the stevia extract used in our products is currently sourced from two suppliers, which we have selected because they meet our specific requirements for a particular blend of leaf compounds. General trade tensions between the U.S. and China, which began escalating in 2018, could have a negative impact on our business. The recent proposed tariff increases on imports from China have the potential to disrupt our supply chain and impose additional costs on our business if we cannot properly mitigate the impact of these policies. Additionally, there can be no assurance that the future imposition of any tariffs, changes thereto or potential actions taken by countries in response to the tariffs will not have a material adverse effect upon our results of operations. Any disruption in the stevia extract supply, price, quality, availability or timely delivery could adversely affect our business, performance, and results of operations. Additionally, our contract manufacturers' sourcing of the majority of the stevia extract used in our products from one supplier increases the risk of significant supply disruptions from local and regional events. For more information regarding contract terms, see the section of this Annual Report captioned "*Business—Our Supply Chain*."

Our business' success depends on third party logistics. We currently work with contract manufacturers to store, ship, and otherwise support our distribution of products to our customers and retail partners. Our ability to meet customer and retail partner expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies and growth depends on the proper operation of these contract manufacturers' distribution facilities, the development or expansion of additional distribution capabilities, and the timely performance of services by third parties. Problems with our contract manufacturers' business, finances, labor relations, ability to obtain raw materials, costs, production, insurance and reputation, as well as natural disasters, fires, or other catastrophic occurrences could adversely affect the success of our business. Additionally, the recent implementation of a 25% import tax on all steel and aluminum entering the U.S. could adversely impact our supply chain and raise operating costs for us.

We seek alternative sources of stevia extract and other plant-based ingredients to use in our products, but we may not be successful in diversifying the raw materials we use in our products. If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or that a new supplier would allocate sufficient capacity to our contract manufacturers in order to produce sufficient products to meet our requirements, fill our orders in a timely manner, meet our strict quality standards, and ensure that we can supply enough products to meet consumer demand. Additionally, alternative sourcing could increase our contract manufacturers' product costs to Zevia, which could decrease our profit margins. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Increase in the cost, disruption of supply or shortage of stevia sweetener or other ingredients or raw materials, packaging materials, aluminum cans or other containers could harm our business.

We use various ingredients in our beverage products, including stevia sweetener and flavor ingredients relating to consumable products, aluminum cans and other packaging materials. The prices for ingredients, other raw materials, packaging materials and aluminum cans fluctuate depending on market conditions. We have previously experienced challenges in sourcing aluminum for our cans, and could in the future experience similar disruptions in supply of our finished beverage products. The recent implementation by the new administration of a 25% import tax on all steel and aluminum entering the U.S. could adversely impact our supply chain and raise operating costs for us.

Substantial increases in the prices of stevia sweetener, our other ingredients, other raw materials, and packaging materials, to the extent they cannot be recouped through increases in the prices of finished beverage products, could increase operating costs for us and companies we do business with and reduce our profitability. Increases in the prices of our finished beverage products resulting from a higher cost of ingredients, other raw materials, and packaging materials could affect affordability in some markets and reduce sales.

Disruption within our supply chain or distribution channels, including with respect to packaging, transportation, labor and other inputs, could have an adverse effect on our business, financial condition and results of operations.

We rely on third-party warehousing and fulfillment service providers to receive, store, repack, fulfill, and load our products for shipment in the U.S. and Canada. These third-party warehousing and fulfillment service providers distribute our products to our distributors and retail-direct customers through transportation partners. Our business depends in large part on the orderly operation of this distribution process, which in turn depends on timely availability of finished good products from our contract manufacturers, successful on-time transfer and real-time tracking information of our products for outbound and inbound shipping, and effective operations at the warehouses and distribution locations. Any increase in transportation costs (including increases in fuel costs), shipping costs or warehouse costs, port or supplier-side delays, reductions in the transportation capacity of carriers, labor strikes or shortages in the transportation industry, disruptions to the national and international transportation infrastructure, decreased warehouse availability and unexpected delivery interruptions or delays may increase the cost of, and adversely impact, our logistics and our ability to provide quality and timely service to our distributors and retail-direct customers.

We also may not adequately anticipate changing demands on our distribution system, including the effect of any expansion or reduction we may need to implement, the number or the location of our warehouses/fulfillment locations to meet increased complexity or changes in demand. Any of these factors could cause interruptions and delays in delivery of products or result in increased costs. For example, during the second, third, and fourth quarters of 2023, in connection with certain initiatives to streamline our supply chain, we faced short-term supply chain logistics challenges which hindered fulfillment and impacted net sales results for the quarter. In the fourth quarter of 2023, we implemented measures to address these challenges and restored service levels.

Events beyond our control could damage the facilities of our warehousing and fulfillment service providers, render them inoperable, effect the flow of product to and from these locations, or impact our ability to manage our partners, making it difficult or impossible for us to process customer or consumer orders for an extended period of time. We could also incur significantly higher costs and longer lead times associated with distributing inventory during the time it takes for our third-party providers to reopen, replace or bring the capacity back to normal levels for their warehouses/fulfillment locations and logistics capabilities after a disruption.

An increase in costs, a sustained interruption in the supply, or a shortage of some of the ingredients or other raw materials used in our products, supplier quality and reliability issues, trade disruptions, and changes in supply chain could in the future negatively impact our net sales, gross margins, selling expenses, and results of operations. The inability to fulfill, or any delays in processing, customer or consumer orders from the warehousing/fulfillment locations of our providers or any quality issues could result in the loss of consumers, retail partners or distributors, or the issuances of penalties and chargebacks, and may also adversely affect our reputation. Our success with our retail customers and distribution partners depends on their timely receipt of products for sale, and any repeated, intermittent or long-term disruption in, or failures of, the operations of the warehouses/fulfillment locations of our partners could result in their lower sales and profitability, which in turn could result in a loss of their loyalty to our products, including loss of shelf space for our products. The insurance we maintain for business interruption may not cover all of these risks, or be sufficient to cover all of our potential losses, and may not continue to be available to us on acceptable terms, if at all, and any insurance proceeds may not be paid to us in a timely manner. Additionally, we may need to continue to update and expand our systems to manage these warehouse/fulfillment locations and related systems to support our business growth and increasing complexity.

Substantial disruption at our independent contract manufacturing and distribution facilities could occur.

We do not directly manufacture our products, but instead use established contract manufacturing companies to produce our products. Some of these contract manufacturers are also our direct competitors, or manufacture and distribute products for our competitors. As independent companies, these contract manufacturers and distributors make their own business decisions. They have the right to determine whether, and to what extent, they produce our products, and our competitors' products, and to what extent they produce and distribute their own products. They may devote more resources to other products, prioritize their own products, or take other actions detrimental to our products or brand. These contract manufacturers and distributors may not be able to fulfill our future demand, could charge rates that make using their services inefficient or cost prohibitive to us or may simply not be able or willing to provide their services to us on a timely basis or at all. In the event of any disruption or delay, whether caused by a rift in our relationship or the inability of our contract manufacturers to manufacture our products as required, we would need to secure the services of alternative companies. We may be unable to onboard alternative contract manufacturers at commercially reasonable rates and/or within a reasonably short time period and any such transition could be costly. If any of these events were to occur, our business, financial condition and results of operations would be adversely affected.

We may enter into 'take or pay' arrangements to improve assurance of supply for both co-pack volume and aluminum cans. In most cases, these contract manufacturers and distributors are able to terminate their manufacturing and distribution arrangements with us without cause. We may need to increase support for our brands in their territories to protect our route to market and may not be able to pass price increases through to them. Their financial condition could also be adversely affected by conditions beyond their control, and their business could suffer as a result. Deteriorating economic conditions could negatively impact the financial viability of these contract manufacturers and distributors.

In addition, a disruption at our contract manufacturing and distribution facilities, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, epidemics and pandemics, strikes, transportation or supply interruption, contractual dispute, government regulation, cybersecurity attacks or terrorism, could have a material adverse effect on our business. Moreover, if demand increases more than we forecast, we will need to acquire additional capacity. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more than existing facilities or may take a significant amount of time to start production, each of which could negatively affect our business and financial performance.

Failure by independent third party transportation providers to facilitate delivery of our products on time, or at all, could result in lost sales.

We currently rely upon a third-party transportation broker to procure providers to ship our products. If we fail to meet our shipping schedules, we could damage our relationships with distributors and/or retailers, increase our distribution costs and/or cause sales opportunities to be delayed or lost, including losing shelf space in stores. Our utilization of broker services for the shipment of our products is subject to risks that are beyond our control, including availability of trucking capacity and increases in fuel prices, which would increase our shipping costs, and employee strikes or work stoppages and inclement weather, which may impact the ability of our transportation broker to procure delivery services that adequately meet our shipping needs. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and may cause us to lose customers.

Failure by independent contract manufacturers and suppliers to comply with ethical business practices could harm our brand reputation and business.

Although we have implemented policies and procedures to promote compliance with applicable laws and regulations, including requiring our contract manufacturers and suppliers to agree to our Supplier Code of Conduct, we cannot guarantee their compliance with ethical business practices and applicable laws and regulations. If our contract manufacturers and suppliers do not comply with applicable laws, regulations, employment practices, human rights standards, quality standards, environmental standards, and other applicable standards and practices, our brand reputation could be harmed and we could be exposed to investigations, product recalls, product liability claims, regulatory enforcement, litigation, monetary liability, and additional costs that could negatively impact our results of operations. If our contract manufacturers and suppliers do not comply with our set standards and specifications, we may also be forced to seek alternative partners which could disrupt our operations and adversely affect our business.

Our results of operations could be harmed if we are unable to accurately forecast demand for our products, revenue and costs, including maintaining adequate inventory levels.

Revenue and results of operations are difficult to accurately forecast as they are subject to a number of uncertainties, including the volume, timing, and type of orders we receive across our various channels, as well as our ability to plan for and model future growth. Forecasts may be particularly challenging as we expand into new markets and geographies in the U.S. and Canada and develop and market new products. We depend on our forecasts of demand for various products to make purchase decisions and to manage our inventory. We need to maintain adequate levels of certain products in order to be able to deliver our beverages on time. If the inventory of our products held by our distributors and/or retailers is too high, they would not place orders for additional products, and if the inventory of our products held by our distributors and/or retailers is too low, we could lose shelf space, either of which could unfavorably impact our future sales and adversely affect our operating results. We cannot be sure the current growth rates and trends are meaningful predictors of future growth. If our assumptions prove to be wrong, for reasons such as a change in demand for our products, increasing competition, our inability to streamline and optimize manufacturing capacity for specific products, our inability to effectively and timely resolve any supply chain logistics challenges, rapid changes in product cycles and pricing, or a decrease in the growth of our overall market, our operating and financial results could differ materially from our expectations, and our business could suffer.

Risks Relating to Governmental Regulation

We and our contract manufacturers and suppliers are subject to extensive governmental regulation and may be subject to enforcement if we are not in compliance with applicable requirements.

We and our contract manufacturers and suppliers are subject to a broad range of federal, state, provincial and local laws and regulations that govern, among other issues, the testing, design, development, formulation, manufacturing, storage, product safety, labeling, distribution, marketing, sales, advertising and post-market reporting of foods. These include laws administered by the FDA, the FTC, the USDA, Health Canada (including the Food and Drugs Act in Canada), and other federal, state, provincial and local regulatory authorities. Because we market products that are regulated as food, we and the companies that pack our products are subject to the requirements of the FDCA and regulations promulgated thereunder by the FDA. The statute and regulations govern, among other things, the production, composition, ingredients, packaging, labeling, storage, transportation, and safety of beverages. The FDA requires that facilities that produce food products comply with a range of requirements, including hazard analysis and preventative controls regulations, cGMPs requirements, and supplier verification requirements. Production facilities are subject to periodic inspection by federal, state, provincial and local authorities. If we cannot successfully contract with manufacturers for our products and if they cannot conform to our specifications and the strict regulatory requirements of the FDA and applicable state, provincial and local laws, they may be subject to adverse inspection findings or enforcement actions, which could materially impact our ability to market our products, could result in their inability to continue to manufacture our products, or could result in a recall of our products that have already been distributed.

Our products are subject to the FDA's comprehensive regulatory authority under the FDCA, as well as by other regulatory authorities which regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, storing, transportation, marketing, advertising, promotion, distribution, safety, and/or adverse event reporting of foods. Among other things, manufacturers of conventional foods must meet applicable cGMPs and certain requirements that govern the constituents, packaging, labeling and holding of foods. Failure by us, our contract manufacturers, or suppliers to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, or other enforcement action. Any of these actions would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Our products and their manufacturing, labeling, marketing and sale are also subject to various aspects of the Federal Trade Commission Act, the Robinson-Patman Act, the Food Safety Modernization Act, the Lanham Act, Canada's Food and Drugs Act and Regulations, state consumer protection laws and state warning and labeling laws, such as Proposition 65 in California. Various states, provinces and other authorities require deposits, eco-taxes or fees on certain products or packaging. Similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the U.S. and elsewhere. In addition, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products as a result of what they contain or allegations that they cause adverse health effects.

Additionally, we rely on independent third-party certification, including certifications of certain products or ingredients as "organic" and "Non-GMO" to differentiate the quality of our products from those of our competitors. We must comply with the requirements of the independent third-party organizations or certification authorities in order to maintain these labels. The loss of any certifications could impact consumer's perception of our brand and products, including the health and wellness attributes, safety, and quality of our products, and could harm our brand reputation and adversely affect our business and results of operations. Failure by us, our contract manufacturers, or our suppliers to comply with applicable laws and regulations or to obtain and maintain necessary permits, licenses, and registrations relating to our operations could subject us to administrative and civil penalties, including significant fines, injunctions, product recalls or seizures, withdrawals, warning letters, restrictions on the production or marketing of our products, or refusals to permit the import or export of products, civil liability, criminal liability or sanctions, or other enforcement actions. Any of these actions would result in a material effect on our operating results and business and financial condition, including increased operating costs. For more information regarding government regulations, see the section of this Annual Report captioned "*Business—Government Regulation*."

Our policies and procedures are designed to comply with all applicable laws, accounting and reporting requirements, tax rules and other regulations and requirements, including those imposed by the SEC, the Internal Revenue Service ("IRS"), the U.S. Department of Health & Human Services, the FDA, the Food and Drugs Act in Canada, Health Canada, the FTC, the USDA, the EPA, OSHA, the U.S. Department of Justice, state and local governments, and by comparable entities in foreign countries, as well as applicable trade, labor, sanitation, safety, environmental, labeling, anti-bribery and corruption and merchandise laws.

Changes in laws and regulations, or the adoption of new laws or regulations, relating to beverage containers, ingredients and packaging could increase our costs, reduce demand for our products, and otherwise adversely affect our business, results of operations and financial condition.

Proposals relating to beverage container deposits, recycling, eco-tax and/or product stewardship have been introduced in various jurisdictions in the U.S. and overseas, and we anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the U.S. and elsewhere. Consumers' increased concerns and changing attitudes about solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of the major markets in which we operate, they could affect our costs or require changes in our distribution model, which could reduce our net operating revenues and profitability.

The regulatory environment in which we operate could change significantly and adversely in the future. For example, the recent change in the U.S. federal administration has led and is expected to continue to lead to changes in the leadership of various U.S. federal regulatory agencies and changes or proposed or threatened changes to U.S. federal government policy that have led to, in some cases, legal challenges as well as uncertainty around the funding, functioning and policy priorities of U.S. federal regulatory agencies and the status of current and future regulations. U.S. federal government policy changes have included seeking to temporarily broadly halt federal funding, seeking to aggressively downsize the U.S. federal government's workforce and instructing federal agencies to reprioritize or to cease operating or enforcing certain laws or regulations. We are unable to predict the extent to which the current U.S. federal administration may impose or seek to impose leadership or policy changes at the U.S. federal regulatory agencies responsible for regulating our business or changes to rules and policies impacting our operations. Any change in manufacturing, labeling, warning, quality, health, or packaging requirements for our products may lead to an increase in costs and interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations and changes in enforcement priorities of regulators could inhibit sales of our products or result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, enforcement actions, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions. A change in laws and regulations could also increase our manufacturing costs, if for example our products become subject to new sales taxes. Any of these things may adversely affect our business, results of operations and financial condition.

Regulatory enforcement actions and litigation concerning marketing and labeling of our products could adversely affect our business and reputation.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product, seek removal of a product from the marketplace, and/or impose fines and penalties. Products that we sell carry claims as to their ingredients or health and wellness related attributes, including the term "natural" or other express or implied statements relating to the ingredients or health and wellness related attributes of our products. Although the FDA and the USDA each has issued statements regarding the appropriate use of the word "natural," there is no single, official U.S. government regulation defining the term "natural" for use in the food industry, which is true for many other label statements in the better-for-you and functionally-focused food industry. The lack of regulatory definition for "natural" and other label statements has contributed to legal challenges against many consumer products companies, and plaintiffs have commenced legal actions against several food companies that market "natural" products and/or product ingredients, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled "natural" that contain synthetic ingredients, chemicals, processing and/or components. As a result of such legal or regulatory challenges, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded.

In recent years, the FTC and state attorneys general have initiated numerous investigations of dietary and nutritional supplement companies and products. Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations. The number of private consumer class actions relating to false or deceptive advertising against cosmetic, food, beverage and nutritional supplement manufacturers has increased in recent years. In addition, the FDA has aggressively enforced its regulations with respect to different types of product claims that may or may not be made for food products. These events could interrupt the marketing and sales of our products, severely damage our brand reputation and public image, increase our legal expenses, result in product recalls or litigation, and impede our ability to deliver our products in sufficient quantities or quality, which could result in a material adverse effect on our business, financial condition, results of operations and cash flows. Any of these claims could fall under an exception in our insurance policy, exceed our coverage, or not be covered at all by our insurance policies, causing us to incur the costs and suffer losses, which could adversely affect the business and results of operations.

We are subject to international regulations that could adversely affect our business and results of operations.

We are subject to regulations internationally where we distribute and/or will sell our products. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising and distribution of these products. Currently, our only market outside the United States is Canada. If regulators determine that the labeling and/or composition of any of our products is not in compliance with laws or regulations in Canada or any other jurisdictions we may enter in the future, or if we or our contract manufacturers otherwise fail to comply with applicable laws and regulations in Canada or any other jurisdictions we may enter in the future, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results.

In addition, if we expand our international operations, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business, impact our reputation, and result in a material adverse effect on our results of operations, cash flows and financial condition.

Risks Relating to Tax Matters

The Company is dependent on distributions from Zevia LLC to pay any taxes and other expenses, including payments under the Tax Receivable Agreement.

The Company is a holding company and, its only business is to act as the managing member of Zevia LLC, and its only material assets are Class A units representing approximately 84.2% of the membership interests of Zevia LLC. The Company does not have any independent means of generating revenue. We anticipate that Zevia LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of Zevia LLC. Accordingly, the Company will be required to pay income taxes on its allocable share of any net taxable income of Zevia LLC. We intend to cause Zevia LLC to make distributions to each of its members, including the Company, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow the Company to make payments under the Tax Receivable Agreement ("TRA"). If the amount of tax distributions to be made exceeds the amount of funds available for distribution, the Company shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities. To the extent that the Company needs funds, and Zevia LLC is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect the Company's ability to pay taxes and other expenses, including payments under the TRA, and affect our liquidity and financial condition. In addition, although we do not currently expect to pay dividends, such restrictions could affect our ability to any dividends, if declared.

The Internal Revenue Service (IRS) might challenge the tax basis step-ups and other tax benefits we receive in connection with the IPO and the related transactions and in connection with future acquisitions of Zevia LLC units.

The Company acquired Zevia LLC units held directly by other members of Zevia LLC in connection with the IPO and may in the future acquire such units in exchange for shares of our Class A common stock or, at our election, cash. Those acquisitions and exchanges resulted or are expected to result in increases in the tax basis of the assets of Zevia LLC that otherwise would not have been available. These increases in tax basis are expected to increase (for tax purposes) the Company's depreciation and amortization and, together with other tax benefits, reduce the amount of tax that the Company would otherwise be required to pay, although it is possible that the IRS might challenge all or part of these tax basis increases or other tax benefits, and a court might sustain such a challenge. The Company's ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income. We will not be reimbursed for any payments previously made under the TRA if the basis increases or other tax benefits described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the TRA in excess of our ultimate cash tax savings.

The Company will be required to pay over to continuing members of Zevia LLC and the Direct Zevia Stockholders most of the tax benefits the Company receives from tax basis step-ups (and certain other tax benefits) attributable to its acquisition of units of Zevia LLC in connection with the IPO and in the future, and the amount of those payments are expected to be substantial.

The Company entered into the TRA with continuing members of Zevia LLC (not including the Company) and certain pre-IPO institutional investors ("the Direct Zevia Stockholders"). The TRA provides for payment by the Company to continuing members of Zevia LLC (not including the Company) and the Direct Zevia Stockholders of 85% of the amount of the net cash tax savings, if any, that the Company realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from the Company's acquisition of a continuing member's Zevia LLC units in connection with the IPO and in future exchanges, (ii) certain favorable tax attributes we acquired from the blocker companies in the blocker mergers and (iii) payments the Company makes under the TRA (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to the continuing members of Zevia LLC (not including the Company) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Reorganization. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with the members of Zevia LLC and the Direct Zevia Stockholders that would otherwise have been available to the Company for other uses, including reinvestment or dividends to the Company Class A stockholders. The Company will retain the benefit of the remaining 15% of these net cash tax savings.

The term of the TRA commenced upon the completion of the IPO and will continue until all tax benefits that are subject to the TRA have been utilized or have expired, unless we exercise our right to terminate a TRA (or it is terminated due to a change in control or our breach of a material obligation thereunder), in which case the Company will be required to make the termination payment specified in that TRA. In addition, payments we make under the TRA will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. Based on certain assumptions, including no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets and the net operating losses (and similar items), we expect that future payments to the continuing members of Zevia LLC (not including the Company) in respect of the IPO will be approximately $56.5 million in the aggregate, although the actual future payments to the continuing members of Zevia LLC will vary based on the factors discussed below, and estimating the amount and timing of payments that may be made under the TRA is by its nature imprecise, as the calculation of amounts payable depends on a variety of factors and future events. We expect to receive distributions from Zevia LLC in order to make any required payments under the TRA. To the extent such distributions or our cash resources are insufficient to meet our obligations under the TRA as a result of timing discrepancies or otherwise, such payments may be deferred for up to six months and would accrue interest until paid.

The actual increase in tax basis, as well as the amount and timing of any payments under the TRA, will vary depending on a number of factors, including the price of our Class A common stock at the time of the exchange; the timing of future exchanges; the extent to which exchanges are taxable; the amount and timing of the utilization of tax attributes; the amount, timing and character of the Company's income; the U.S. federal, state and local tax rates then applicable; the amount of each exchanging unitholder's tax basis in its units at the time of the relevant exchange; the depreciation and amortization periods that apply to the increases in tax basis; the timing and amount of any earlier payments that the Company may have made under the TRA and the portion of the Company's payments under the TRA that constitute imputed interest or give rise to depreciable or amortizable tax basis. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of Zevia LLC attributable to the acquired or exchanged Zevia LLC interests, and certain other tax benefits, the payments that the Company will be required to make to the holders of rights under the TRA will be substantial. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the TRA exceed the actual benefits the Company receives in respect of the tax attributes subject to the TRA and/or distributions to the Company by Zevia LLC are not sufficient to permit the Company to make payments under the TRA.

In certain circumstances, payments under the TRA may be accelerated and/or significantly exceed the actual tax benefits, if any, that the Company actually realizes.

The TRA provides that if (i) the Company exercises its right to early termination of the TRA in whole (that is, with respect to all benefits due to all beneficiaries under the TRA) or in part (that is, with respect to some benefits due to all beneficiaries under the TRA), (ii) the Company experiences certain changes in control, (iii) the TRA is rejected in certain bankruptcy proceedings, (iv) the Company fails (subject to certain exceptions) to make a payment under the TRA within 180 days after the due date or (v) the Company materially breaches its obligations under the TRA, the Company will be obligated to make an early termination payment to holders of rights under the TRA equal to the present value of all payments that would be required to be paid by the Company under the TRA. The amount of such payments will be determined on the basis of certain assumptions in the TRA, including (i) the assumption that the Company would have enough taxable income in the future to fully utilize the tax benefit resulting from the tax assets that are the subject of the TRA, (ii) the assumption that any item of loss deduction or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by the Company ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iv) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (v) the assumption that any units of Zevia LLC (other than those held by the Company) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by the Company under the TRA at a rate equal to the lesser of (a) 6.5% and (b) the Secured Overnight Financing Rate, as reported by the Wall Street Journal plus 400 basis points. Moreover, as a result of an elective early termination, a change in control or the Company's material breach of its obligations under the TRA, the Company could be required to make payments under the TRA that exceed its actual cash savings under that TRA. Thus, the Company's obligations under the TRA could have a substantial negative effect on its financial condition and liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. We cannot assure you that we will be able to finance any early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment. We will not be reimbursed if the actual benefits ultimately realized by us are less than were projected in the computation of the early termination payment.

Payments under the TRA will be based on the tax reporting positions that we will determine and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such a challenge. If any tax benefits that have given rise to payments under the TRA are subsequently disallowed, the Company would be entitled to reduce future amounts otherwise payable to a holder of rights under the TRA to the extent the holder has received excess payments. However, the required final and binding determination that a holder of rights under the TRA has received excess payments may not be made for a number of years following commencement of any challenge, and the Company will not be permitted to reduce its payments under the TRA until there has been a final and binding determination, by which time sufficient subsequent payments under such TRA may not be available to offset prior payments for disallowed benefits. the Company will not be reimbursed for any payments previously made under either of the TRA if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the TRA that are significantly in excess of the benefit that the Company actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) and the Company may not be able to recoup those payments, which could adversely affect the Company's financial condition and liquidity.

In certain circumstances, Zevia LLC will be required to make distributions to us and the existing members of Zevia LLC, and the distributions that Zevia LLC will be required to make may be substantial.

Zevia LLC is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to members, including the Company. Pursuant to the Zevia LLC Operating Agreement, Zevia LLC will make tax distributions to its members, including the Company, which generally will be made pro rata based on the ownership of Zevia LLC units, calculated using an assumed tax rate, to help each of the members to pay taxes on that member's allocable share of Zevia LLC's net taxable income. Under applicable tax rules, Zevia LLC is required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions will be determined based on the member who is allocated the largest amount of taxable income on a per unit basis and on an assumed tax rate that is the highest possible rate applicable to any member, but will be made pro rata based on ownership of Zevia LLC units, Zevia LLC will be required to make tax distributions that, in the aggregate, will likely exceed the aggregate amount of taxes payable by its members with respect to the allocation of Zevia LLC income.

Funds used by Zevia LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions Zevia LLC will be required to make may be substantial, and may significantly exceed (as a percentage of Zevia LLC's income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments likely will significantly exceed the actual tax liability for many of the existing members of Zevia LLC.

As a result of potential differences in the amount of net taxable income allocable to us and to the existing members of Zevia LLC, as well as the use of an assumed tax rate in calculating Zevia LLC's distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.

Pursuant to regulations issued under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company may not be permitted to deduct its distributive share of compensation expense to the extent that the compensation was paid by Zevia LLC to certain of the Company's covered employees, potentially resulting in additional U.S. federal income tax liability for the Company and reducing cash available for distribution to the Company's stockholders and/or for the payment of other expenses and obligations of the Company.

Section 162(m) of the Code disallows the deduction by any publicly held corporation of applicable employee compensation paid with respect to any covered employee to the extent that such compensation for the taxable year exceeds $1,000,000. A "covered employee" means any employee of the taxpayer if the employee (a) is the principal executive officer ("PEO") or principal financial officer ("PFO") of the taxpayer at any time during the taxable year, or was an individual acting in such a capacity, (b) was among the three highest compensated executive officers for the taxable year (other than the PEO or PFO or an individual acting in such a capacity), or (c) was a covered employee of the taxpayer (or any predecessor) for any preceding taxable year beginning after December 31, 2016. Pursuant to final regulations released for publication in the Federal Register by the IRS and the United States Department of the Treasury on December 30, 2020 (the 162(m) Regulations), the Company will not be permitted to claim a deduction for the distributive share of compensation expense of Zevia LLC allocated to it to the extent that such distributive share, plus the amount of any compensation paid directly by the Company, exceeds $1,000,000 with respect to a covered employee, even if Zevia LLC, rather than the Company, pays the compensation. The 162(m) Regulations were effective upon publication of final regulations in the Federal Register but apply to any deduction for compensation that is otherwise allowable for a taxable year ended on or after December 20, 2019. However, the 162(m) Regulations do not apply to compensation paid pursuant to a written binding contract in effect on December 20, 2019 that is not materially modified after that date. Accordingly, to the extent that the Company is disallowed a deduction for its distributive share of compensation expense under Section 162(m) of the Code, it may result in additional U.S. federal income tax liability for the Company and/or reduce cash available for distribution to the Company's stockholders or for the payment of other expenses and obligations of the Company.

Future changes to tax laws or our effective tax rate could materially and adversely affect our company and reduce net returns to our stockholders.

Our treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. In addition, the Group of Twenty, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and in jurisdictions which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.

Our businesses are subject to income taxation in the United States. Tax rates at the federal, state and local levels may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.

Under the U.S. federal partnership audit rules, subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder's share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Zevia LLC (or any of its applicable subsidiaries or other entities in which Zevia LLC directly or indirectly invests that are treated as partnerships for U.S. federal income tax purposes) may be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and Zevia PBC, as a member of Zevia LLC (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes could similarly result in Zevia LLC (or any of its applicable subsidiaries or other entities in which Zevia LLC directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.

Under certain circumstances, Zevia LLC or an entity in which Zevia LLC directly or indirectly invests may be eligible to make an election to cause members of Zevia LLC (or such other entity) to take into account the amount of any understatement, including any interest and penalties, in accordance with such member's share in Zevia LLC in the year under audit. We will decide whether or not to cause Zevia LLC to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which Zevia LLC directly or indirectly invests, such decision may be outside of our control. If Zevia LLC or an entity in which Zevia LLC directly or indirectly invests does not make this election, the then-current members of Zevia LLC (including Zevia PBC) could economically bear the burden of the understatement.

If Zevia LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Zevia PBC and Zevia LLC might be subject to potentially significant tax inefficiencies, and Zevia PBC would not be able to recover payments previously made by it under the TRA, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Zevia LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is an entity that otherwise would be treated as a partnership for U.S. federal income tax purposes, the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Zevia LLC units pursuant to the Zevia LLC Operating Agreement or other transfers of Zevia LLC units could cause Zevia LLC to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If Zevia LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Zevia PBC and Zevia LLC, including as a result of Zevia PBC's inability to file a consolidated U.S. federal income tax return with Zevia LLC. In addition, Zevia PBC may not be able to realize tax benefits covered under the TRA and would not be able to recover any payments previously made by it under the TRA, even if the corresponding tax benefits (including any claimed increase in the tax basis of Zevia LLC's assets) were subsequently determined to have been unavailable.

Risks Relating to Ownership of Our Common Stock

We may fail to qualify for continued listing on the NYSE in the future, which could make it more difficult for our stockholders to sell their shares.

Our Class A common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "ZVIA." We are required to satisfy the continued listing requirements of the NYSE to maintain such listing, including, among other things, the maintenance of a certain average closing price of our Class A common stock.

On June 26, 2024, we received formal notice from the NYSE that we were not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our Class A common stock was less than $1.00 per share over a consecutive 30 trading-day period. On October 1, 2024, we regained compliance with the minimum stock price continued listing standard set forth in Section 802.01C.

While we have regained compliance, there can be no assurance that in the future, we will be able to maintain compliance with the NYSE's continued listing requirements. In the event that we cannot maintain compliance with the NYSE continued listing standards, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our Class A common stock;

- an adverse effect on the market price of our Class A common stock;

- loss of confidence from stakeholders, employees and potential business partners;

- reduced liquidity with respect to our Class A common stock;

- a determination that our shares are a "penny stock," which will require brokers trading in our shares to adhere to more stringent rules, and which may limit demand for our Class A common stock among certain investors;

- a limited amount of news and analyst coverage for our company; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our Class A common stock has been and may continue to be volatile or may decline regardless of our operating performance, and you could lose all or part of your investment.

The market price of our common stock has been volatile. The market price of our Class A common stock has been and may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

- announcements of new products, commercial relationships, acquisitions or other events by us or our competitors;

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of food and beverage companies in general and of companies in the commercial beverage industry in particular;

- addition or loss of significant customers or other developments with respect to significant customers;

- fluctuations in the trading volume of our shares or the size of our public float;

- actual or anticipated changes or fluctuations in our operating results;

- whether our operating results meet the expectations of securities analysts or investors;

- actual or anticipated changes in the expectations of investors or securities analysts;

- litigation involving us, our industry, or both;

- regulatory developments in the U.S., foreign countries, or both applicable to our products;

- general economic conditions and trends;

- major catastrophic events;

- sales of large blocks of our Class A common stock;

- departures of key employees; or

- an adverse impact on the company from any of the other risks cited in this report.

In addition, if the stock market for beverage companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. Stock prices of many beverage companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. At the time of the IPO, we determined the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock currently. For example, the market value of our common stock has decreased substantially from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the price you paid. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

We have elected to be classified as a public benefit corporation under the Delaware General Corporation Law ("DGCL"). As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders, (ii) the best interests of those materially affected by our conduct and (iii) specific public benefits identified in our charter documents. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all, and our status as a public benefit corporation may negatively impact stockholders. For example:

- we may choose to revise our policies in ways that we believe will be beneficial to our stakeholders, including our employees, customers and local communities, even though the changes may be costly;

- we may take actions, such as building state-of-the-art facilities with technology and quality control mechanisms that exceed the requirements of USDA and the FDA, even though these actions may be more costly than other alternatives;

- we may be influenced to pursue programs and services to demonstrate our commitment to the communities to which we serve and bringing ethically produced products to customers even though there is no immediate return to our stockholders; or

- in responding to a possible proposal to acquire the company, our board of directors may be influenced by the interests of our stakeholders, including our employees, customers and local communities, whose interests may be different from the interests of our stockholders.

As a public benefit corporation, we may become subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

We have elected to be a public benefit corporation under the DGCL. Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of its outstanding capital stock or the lesser of such percentage or shares of at least $2 million in market value) are entitled to file a derivative lawsuit claiming that its directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which could cause us to incur additional expenses and liabilities and would require the attention of management and, as a result, may adversely impact management's ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

Our status as a public benefit corporation and a Certified B Corporation may not result in the benefits that we anticipate and may subject us to increased scrutiny.

We have elected to be classified as a public benefit corporation under the DGCL. As a public benefit corporation, we are required to balance the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation's conduct and the specific public benefit or public benefits identified in our amended and restated certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized as we may be unable or slow to realize the benefits we expect from actions taken to benefit our stakeholders, including our employees, customers and local communities, which could adversely affect our business, financial condition and results of operations, which in turn could cause our stock price to decline. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to disclose to stockholders a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

While not required by the DGCL or the terms of our amended and restated certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we have been designated as a "Certified B Corporation," which refers to companies that are certified as meeting certain levels of social and environmental performance, accountability and transparency. The standards for Certified B Corporation certification are set by an independent organization and may change over time. Currently, Certified B corporations are required to recertify as a Certified B Corporation once every three years. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet the certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines.

Moreover, we face potential increased scrutiny from certain regulators, stockholders and other stakeholders whose views are increasingly evolving and varied and may be inconsistent with the objectives of a public benefit corporation or a Certified B Corporation, or our ESG practices. It is not possible for our ESG practices to satisfy all stakeholders, and our reputation, our ability to attract or retain employees and our attractiveness as an investment or business partner could be negatively impacted.

We do not intend to pay dividends for the foreseeable future and, as a result, stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our Class A common stock.

We do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our charter documents and the DGCL could discourage takeover attempts and other corporate governance changes.

Our amended and restated certificate of incorporation and amended and restated bylaws currently in effect contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include the following:

- our board of directors is classified into three classes of directors with staggered three-year terms. Commencing with the annual meeting of stockholders to be held in 2027, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term;

- directors are only able to be removed from office with the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding and, until the annual meeting of stockholders to be held in 2027, only for cause;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- prohibit stockholder action by written consent, which requires stockholder actions to be taken at a meeting of our stockholders;

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

- provide the board of directors with sole authorization to establish the number of directors and fill director vacancies;

- certain provisions of our amended and restated certificate of incorporation may only be amended with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding;

- the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws and that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding; and

- special meetings of the stockholders may only be called by the stockholders upon the written request of one or more stockholders of record that own, or who are acting on behalf of persons who own, shares representing 25% or more of the voting power of the then outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

In addition, as a Delaware corporation, we are subject to Section 203 of the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time. In addition, our credit facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction.

Also, as a public benefit corporation under the DGCL, our board of directors is required to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our amended and restated certificate of incorporation. Additionally, pursuant to our amended and restated certificate of incorporation, a vote of at least 66 2/3% of our outstanding shares of voting stock is required for matters directly or indirectly amending or removing our public benefit purpose. We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation includes an exclusive forum clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any complaint asserting any internal corporate claims, including claims in the right of the Company that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

This choice of forum provision may limit a stockholder's ability to bring a claim in other judicial forums for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees in jurisdictions other than Delaware, or federal courts, in the case of claims arising under the Securities Act. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

General Risk Factors

We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.

We began commercial operations in 2011 and went public on July 21, 2021. As a result of our relatively short operating history at our current scale, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.

The requirements of being a public company may strain our resources, divert our management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, and the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with these rules and regulations have increased and will likely continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting. Increasing governmental and societal attention to ESG matters has resulted and could continue to result in new laws and requirements, including disclosure requirements that may expand the nature, scope and complexity of information which we are required to report. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet these evolving requirements. As a result, management's attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

These rules and regulations have resulted and are expected to continue to result in our incurring legal and financial compliance costs and have made and are expected to continue to make some activities more time-consuming and costly. For example, these rules and regulations have made and may continue to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our management team has limited experience managing a public company.

Most members of our management team have had limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations we are subject to relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage our public company obligations. These obligations and added scrutiny require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

Reduced reporting and disclosure requirements applicable to us as an emerging growth company ("EGC") could make our Class A common stock less attractive to investors.

We are an EGC and, for as long as we continue to be an EGC, we may choose to continue to take advantage of exemptions from various reporting requirements applicable to other public companies. Consequently, we are not required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, and we are subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and on the frequency of such votes as well as stockholder approval of any golden parachute payments not previously approved. In addition, the Jumpstart Our Business Startups Act (the "JOBS Act") provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the dates such pronouncements are effective for public companies. We will remain an EGC until the earliest of: (i) the end of the fiscal year following the fifth anniversary of the IPO, (ii) the first fiscal year after our annual gross revenue is $1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in nonconvertible debt securities or (iv) the end of any fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict whether investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock, and the price of our Class A common stock may be more volatile.

If we fail to maintain or implement effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business and the per share price of our Class A common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We are continuing to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We have expended significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act ("Section 404(b)") would require our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with the SEC rules that implement Section 404(b) until such time as we are no longer an EGC. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. To maintain and improve the effectiveness of our disclosure controls and procedures, we have committed, and will need to continue to commit, significant resources, hire additional staff and provide additional management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock partially depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We rely on information technology systems and any inadequacy, failure, interruption, outage, or integration issue of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business, as well as the third parties that host, operate, monitor, or otherwise operate those systems. No operational applications are physically hosted on our premises. All of our applications are operated in the cloud, either as Software as a Service (SaaS) platforms or hosted services. We rely on key third-party, cloud-based systems for critical business operations, such as NetSuite, an enterprise resource planning system used for executing purchase orders and other key operational and accounting transactions; Microsoft 365 for document storing, sharing and collaboration; as well as other platforms, including Paylocity, to manage activities including, but not limited to, payroll and personnel data. We do not have control over the information technology systems of third parties. Supply plans are driven by our demand plan, both of which are updated monthly and as needed, using Netstock Smoothie. A failure of our third-party vendor's information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, and/or viruses. Any such damage or interruption could have a material adverse effect on our business.

If we or any of our customers, suppliers, or vendors incur a security breach, data protection breach, or cyberattack, this could disrupt our internal operations and negatively impact our revenue and cash flows, result in increased expenses, damage our reputation, and adversely affect our stock price.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking, email, and other online activities to connect with our employees, suppliers, contract manufacturers, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information, including customers' and suppliers' information, private information about employees and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks. Such risks may involve ransomware or other malicious software programs that exploit information security vulnerabilities. Additionally, we have been subject to security breaches and cyber incidents in the past and our preventative measures and incident response efforts may not be entirely effective at preventing future breaches. While we maintain cybersecurity insurance policies, our cybersecurity insurance carrier may challenge the coverage and leave us with payment out of pocket for all costs associated with any such breach. In addition, the increase in certain of our employees working remotely has resulted in increased utilization of network and information technology infrastructure outside our control leading to increased vulnerability to cyberattacks and other cyber incidents. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, remediation costs and competitive disadvantage all of which could have a material adverse effect on our business, financial condition or results of operations. We could also be required to spend significant financial and other resources to remedy the damage caused by one of these events or to repair or replace networks and information systems.

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations and obligations could harm our business.

We are subject to numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content and data, which we refer to collectively as privacy laws, the scope of which is changing, subject to differing interpretations and may be inconsistent among U.S. states, countries, or conflict with other laws, regulations or other obligations. We are also subject to the terms of our privacy policies and obligations to our consumers, customers and other third parties related to privacy, data protection and information security. We strive to comply with applicable privacy laws; however, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, varied, and it is possible that these or other actual obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another.

Many U.S. states are considering, have passed, or have enacted privacy legislation, rules, and regulations that impose onerous and complex requirements on companies, as well afford consumers significant rights over their personal data, including rights to transparency, access, correction, portability, and deletion of their personal data, and the ability to opt out of certain uses of their personal data. The potential effects of this legislation may require us to incur substantial costs and expenses in an effort to comply. The patchwork approach to regulation and pace at which it changes causes implementation of these requirements to be more complex. Monitoring changes and implementing and maintaining compliance measures may require significant resources and costs, and failure to comply with applicable laws could subject us to fines, governmental investigations, consumer demands, and lawsuits. For example, we are also subject to the privacy laws discussed under the section of this Annual Report captioned "Business—Government Regulation" and various other U.S. state laws where we sell our products.

With laws and regulations such as the California Consumer Privacy Act imposing new or relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, there is a risk that the requirements of these or other laws and regulations, or of contractual or other obligations relating to privacy, data protection or information security, are interpreted or applied in a manner that is, or is alleged to be, inconsistent with our management and processing practices, our policies or procedures, or the features of our products and services. As a result, adverse developments with respect to these laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects. We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising, cookie-based processing, and postal mail to sell our products and services and to attract new consumers, and we, and our vendors, are subject to various current and future data protection laws and data protection obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party "cookies" and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. We may face challenges in addressing their requirements and making any necessary changes to our policies and practices, and we may find it necessary or appropriate to assume additional burdens with respect to data handling, to restrict our data processing or otherwise to modify our data handling practices and to incur significant costs and expenses in these efforts. Any failure or perceived failure by us to comply with our privacy policies, our privacy, data protection or information security-related obligations to customers or other third parties or any of our other legal obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our products and services.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our contracts and policies, such violations may also put our customers', suppliers or other third parties' content and personal information at risk and could in turn have an adverse effect on our business. Any significant change to applicable privacy laws or relevant industry practices could increase our costs and require us to modify our platform, applications and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process customer data or develop new applications and features.

There is no assurance that our current or any new security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices we implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data in violation of applicable personal data protection laws could harm our reputation, cause loss of consumer confidence, subject us to government enforcement actions, or result in private litigation against us, any of which could result in loss of revenue, increased costs, liability for monetary damages, fines and/or criminal prosecution, and could negatively affect our business and operating results.

Any future pandemics, epidemics, or other disease outbreaks could have a material adverse impact on our business, results of operations and financial condition.

Any future pandemics, epidemics disease outbreaks or actual or threatened public health emergencies may have an adverse impact on the global society, economies, financial markets and consumer and business spending. In addition to the impact on our distributors, contract manufacturers and their suppliers, any future pandemics, epidemics, disease outbreaks or public health emergencies and related public health measures could impact consumer preferences and demand for our products, government regulations and restrictions, transportation and route to market, and availability of raw materials and thus may have a material impact on our business, results of operations and financial condition and such impact remains uncertain and unpredictable.

Risks Related to Our Indebtedness and Liquidity

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs, which may in turn impair our growth.

We intend to continue to grow our business, which may require additional capital to develop new products or enhance our platform, expand distribution, improve our operating infrastructure or finance working capital requirements. Accordingly, we may need to engage in additional equity or debt financings to secure additional capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to secure additional funding on favorable terms, or at all, when we require it, our ability to continue to grow our business to react to market conditions could be impaired and our business may be harmed.

Covenants in our credit facility could adversely impact our operations

Our asset-based credit facility contains a liquidity covenant that required us to maintain liquidity of $7.0 million at all times until December 31, 2024. Thereafter, we must satisfy a financial covenant requiring a minimum fixed charge coverage ratio of 1.00 to 1.00 as of the last day of any fiscal quarter following the occurrence of certain events of default that are continuing or any day on which availability under the credit facility is less than the greater of $3.0 million and 17.5% of the borrowing base, and must again satisfy such financial covenant as of the last day of each fiscal quarter thereafter until such time as there are no events of default and availability has been above such threshold for 30 consecutive days. The agreement governing our credit facility also contains, among other things, customary representations, warranties and default provisions and customary restrictions on making investments, incurring indebtedness, prepaying junior debt, granting liens and making stockholder distributions. The terms of our credit facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. We may not be able to generate sufficient cash flow or sales to meet the financial covenant or pay the principal or interest owed under our credit facility.

If we are unable to comply with our payment requirements, our lender may accelerate our obligations under our credit facility and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders' interests. If we fail to comply with our covenants under our credit facility, it could result in an event of default under the agreement and our lender could, among other things, make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are favorable to us.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We recognize the critical importance of maintaining the safety and security of our systems and data and have a holistic process designed to assess, identify, and manage material risks from cybersecurity threats. This process is supported by both management and our Board of Directors.

To prevent, detect, mitigate, and remediate information security threats, including a cybersecurity incident and/or threat, we maintain a cyber risk management process managed by our Senior Vice President, Operations ("SVP, Operations") who reports to our CEO and has seven years of experience overseeing information technology processes and procedures, including cybersecurity matters. The SVP, Operations works with the Company's Legal team on cybersecurity strategy, policy, training, standards, architecture, and processes. We have invested, and expect to continue to invest, in resources for the protection and safeguarding of our information technology systems, including, but not limited to, networks, applications, and outsourced technology services in connection with the operation of our business. We have implemented cybersecurity systems and controls based on industry best practices and the U.S. National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications or requirements, only that we use such standards as a guide to help us identify, assess and manage cybersecurity risks relevant to our business. These resources are designed to detect and respond to cyber incidents that may result in unauthorized access to, ransomware, damages, or destruction of, our information systems.

Risk Management and Strategy

Cybersecurity risk is a direct responsibility of management and the Company's information technology ("IT") team, including our Director, IT who has over 15 years of experience building, implementing, and managing information systems, developing cybersecurity programs, and deploying risk mitigation strategies for such systems. Working cross-functionally with our Legal team, our SVP, Operations oversees the IT team that regularly monitors and assesses cybersecurity risks, implements measures designed to mitigate such risks and their associated effects on the Company and personal data collected, stored, and processed in our systems, and manages our information security training and cybersecurity awareness program. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework.

Our approach to cybersecurity risk management includes the following:

- Multi-Layered Defense and Monitoring – We work to protect our computing environments from cybersecurity threats through multi-layered defenses and monitoring efforts to identify cybersecurity threats, and to help prevent future attacks. We utilize data analytics systems to detect anomalies and identify cyber threats. From time to time, we engage third-party consultants or other advisors to assist in assessing, identifying, and/or managing cybersecurity threats. We also periodically use third-parties to conduct additional reviews and assessments.

- Insider Threats – We maintain organizational controls such as limited access, and access removal for terminated employees, designed to minimize insider threats, and address potential risks from within our Company. Our measures and controls are informed by industry practices, and designed to be consistent with applicable law, including privacy and other considerations.

- Third Party Risk Assessments – We conduct privacy and information security risk assessments before sharing or allowing the hosting of sensitive data in computing environments managed by third parties.

- Training and Awareness – We provide awareness training to our employees to help identify, avoid and mitigate cybersecurity threats. Our employees with network access are required to participate annually in training, including phishing simulations and other awareness training. We also periodically host tabletop exercises with management and other employees to practice rapid cyber incident response.

- Supplier Engagement – Our standard terms and conditions contain contractual provisions requiring that our third-party suppliers disclose to us the technical and organizational measures they maintain, the standards and certifications by which they are evaluated for information and cyber security, and their cybersecurity insurance protection level. We seek to mitigate risk by evaluating the foregoing against any potential cyber-related risks depending on the nature of the services being provided.

Governance

Our Board of Directors is responsible for overseeing our enterprise risk management activities in general, and each of our Board committees assists the Board in the role of risk oversight. The Nominating and Enterprise Risk Management ("NERM") Committee of the Board of Directors specifically assists the Board in its oversight of risks related to cybersecurity. In accordance with its charter, the NERM Committee receives regular reports at each of its quarterly meetings from management, including the SVP, Operations. Such reporting includes updates on the Company's cybersecurity program, information security matters, the evolving cybersecurity threat environment, applicable privacy law compliance, and the Company's mitigation plans and evolving mitigation strategy. The Chair of the NERM Committee regularly reports to the Board of Directors on cybersecurity risks and other related matters. In addition, both the NERM Committee and the Audit Committee, in a joint meeting, receive an update on the Company's risk management process and the risk trends related to cybersecurity at least annually. Management reports to the NERM Committee and/or the Board of Directors in between meetings as appropriate regarding any significant cyber events.

Since the beginning of the last fiscal year, we have not identified any cybersecurity threat or incident that has materially affected the Company or our financial position, results of operations and/or cash flows, but we face certain ongoing cybersecurity risk threats that, if realized, are reasonably likely to materially affect us. We continue to invest in the cybersecurity and resiliency of our networks and enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain. For more information regarding the risks we face from cybersecurity threats, please see Part I, Item 1A. "Risk Factors" included in this Annual Report.

Item 2. Properties

Our corporate headquarters offices are located in Encino, California and consists of approximately 20,185 square feet of leased space pursuant to a lease that expires on December 31, 2026. In September 2024, we entered into an agreement to sublease 8,468 square feet of leased space until December 31, 2026.

We utilize third-party distribution networks.

We believe that our current facilities are suitable and adequate to meet our current needs. We continue to evaluate opportunities to support our future plans for growth and cost reduction. We believe that additional or alternative space to support future use and expansion will be available on reasonable commercial terms.

Item 3. Legal Proceedings

We are not subject to any material legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Class A Common Stock

Our Class A common stock has been listed on the New York Stock Exchange under the symbol "ZVIA" since July 22, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock is neither listed nor traded.

Holders of Record

As of February 15, 2025, there were 15 holders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

As of February 15, 2025, there were 25 holders of record of our Class B common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings and we have no present intention to pay cash dividends on our common stock. We may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our capital stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant.

Issuer Repurchases of Equity Securities

None

Recent Sales of Unregistered Securities

None

Item 6. [Reserved]

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion contains forward-looking statements that involve risks and uncertainties. The following discussion of our financial condition and results of operations should be read in conjunction with our accompanying consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in Part I, Item 1A. "Risk Factors" and other sections of this Annual Report. The financial data discussed below reflects the historical results of operations and financial position of the Company. References in this Annual Report to "Zevia," the "Company," "we," "us," and "our" refer (1) prior to the consummation of the Reorganization Transactions, to Zevia LLC, and (2) after the consummation of the Reorganization Transactions, to Zevia PBC and its consolidated subsidiaries unless the context indicates otherwise. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a better-for-you beverage company that develops, markets, sells, and distributes naturally delicious, zero sugar beverages. We are a Delaware public benefit corporation and have been designated as a "Certified B Corporation," and are focused on addressing the global health challenges resulting from excess sugar consumption by offering a broad portfolio of zero sugar, zero calorie, naturally sweetened beverages. All Zevia® beverages are made with a handful of simple, plant-based ingredients, contain no artificial sweeteners, and are Non-GMO Project verified, gluten-free, Kosher, and vegan, and include a variety of flavors across Soda, Energy Drinks, and Organic Tea drinks. Our products are distributed and sold principally across the U.S. and Canada through a wide-ranging network of major retailers in the grocery, drug, warehouse club, mass, natural, convenience and e-commerce channels and in natural product stores and specialty outlets. The Company's products are manufactured and maintained at third-party beverage production and warehousing facilities located in both the U.S. and Canada.

Key Events During 2024

Productivity Initiative

In the second quarter of 2024, we began executing a multi-year, broad-based Productivity Initiative designed to realign our cost structure in order to accelerate our route-to-market evolution and continue to build the Zevia Brand. This Productivity Initiative is designed to focus on our most critical initiatives including driving growth and innovation in our highest margin carbonated better-for-you beverages, re-align our cost structure to support greater investments in the Zevia Brand and improve operational excellence while simplifying processes across the organization.

The Productivity Initiative has resulted in the following:

- Costs associated with the Productivity Initiative, including restructuring costs, were $2.1 million in 2024, which primarily includes employee related severance costs, restructuring consulting services, impairment loss of certain assets as a result of sublease agreement and costs related to exiting two of our third-party warehouse and distribution facilities.

- The Productivity Initiative is expected to result in estimated annualized benefits of approximately $15.0 million, and we began seeing these benefits in the second half of 2024, and expect the savings to be more fully realized over the next year. These benefits include reduction in costs of goods sold and reduction in operating expenses, including due to the recent reduction in workforce in January. We have reinvested the majority of these costs savings thus far into brand marketing and promotional activity to drive future growth. Looking forward, we intend to balance reinvesting savings to help drive revenue growth with our plans for achieving profitability.

Additional restructuring charges or cash expenditures may be incurred as the Company makes further progress on this Productivity Initiative, which we expect to be substantially completed by the first half of 2025.

Factors Affecting Our Performance

Macroeconomic Environment

A number of external factors, including the global economy, global health emergencies, inflationary pressures, relatively high interest rates, volatility in the financial markets, tariff threats, recession fears, financial institution instability, any potential shutdown of the U.S. government, changes in U.S. foreign trade policies, global hostilities, including the military conflicts in Ukraine and Israel and the surrounding areas, and political tensions between the U.S. and China, have impacted and may continue to impact transportation, labor, and commodity costs. These pressures have impacted, and are expected to continue to impact our margins and operating results. We, along with our competitors, have increased pricing on a number of products in response to widespread inflation. These pricing increases may result in future reductions in volume.

The following summarizes the components of our results of operations for the years ended December 31, 2024 and 2023, respectively.

Components of Our Results of Operations

Net Sales

We generate net sales from the sales of our products, including Soda, Energy Drinks, and Organic Tea drinks, to our customers, which include grocery distributors, national retailers, convenience retailers, natural products retailers, warehouse club retailers and retailers with e-commerce channels, in the U.S. and Canada.

We offer our customers sales incentives that are designed to support the distribution of our products to consumers. These incentives and discounts include cash discounts, price allowances, volume-based rebates, product placement fees and certain other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. The amounts for these incentives are deducted from gross sales to arrive at our net sales.

The following factors and trends in our business are expected to be key drivers of our net sales for the foreseeable future:

- leveraging our platform and mission to grow brand awareness, increase velocity and expand our consumer base;

- continuing to grow our strong relationships across our retailer network and retain and expand distribution amongst new and existing channels, both in-store and online; and

- continuous innovation efforts, enhancement of existing products, and introduction of additional flavors within existing categories, as well as entering into new categories.

We expect our future growth to be driven by a combination of new distribution, increased organic sales from existing outlets, package and product innovation, and continued pricing strength; however, sales levels in any given period may continue to be impacted by seasonality, increased level of competition, customers' efforts to manage inventory, and our ability to fulfill customer demands. During 2024, we experienced reduced sales volumes, primarily due to lost distribution at certain retailers, largely in the club channel and one customer in the mass channel, and to a lesser degree as a result of a strategic decision we made to exit our Kids and Mixers product categories to focus on soda, and we expect these distribution losses to impact net sales in the first half of 2025. We also increased our spend on promotional activity at key accounts, returning back to historical promotion levels, in order to drive velocity, which we expect to continue in 2025. We also increased promotions in order to liquidate excess and obsolete inventory, which was temporary and largely complete by the end of 2024. We are focused on building distribution in our key accounts and concurrently evolving our route-to-market; however, we expect it will take time to regain lost distribution in an increasingly competitive environment.

We sell our products in the U.S. and Canada, direct to retailers and also through distributors. We do not have short- or long-term sales commitments with our customers.

Cost of Goods Sold

Historically, cost of goods sold consists of all costs to acquire and manufacture our products, including the cost of ingredients, raw materials, packaging, in-bound freight and logistics and third-party production fees. Beginning in 2024, our contract manufacturers are responsible for the procurement of raw materials to produce our products, which are then sold to us as finished goods; therefore, cost of goods sold for the year ended December 31, 2024 consists of all costs to purchase our product from our contract manufacturers as a finished good.

Our cost of goods sold is subject to price fluctuations in the marketplace, particularly in the price of aluminum and other raw materials, as well as in the cost of production, packaging, in-bound freight and logistics. Due to the recent implementation of a 25% import tax on all steel and aluminum entering the U.S., we could see an increase in our cost of goods. Our results of operations depend on our contract manufacturers' ability to arrange for the purchase of raw materials and the production of our products in sufficient quantities at competitive prices. We have long-term contracts with certain suppliers of stevia and certain third-party contract manufacturers governing quality control, regulatory compliance, pricing and other terms, but these contracts generally do not guarantee any minimum purchase commitments to our third-party contract manufacturers. Our third-party contract manufacturers procure packaging and ingredient materials to manufacture our products according to our submitted rolling forecasts, with the initial three months of each forecast generally constituting our purchase commitment.

We expect our cost of goods sold to increase in absolute dollars as our volume increases, but decrease over time as a percentage of net sales as a result of the Productivity Initiative, our continued focus on cost and efficiency improvements, and as we realize the benefit of scale.

We elected to classify shipping and handling costs for salable product outside of cost of goods sold, in selling and marketing expenses in our accompanying consolidated statements of operations and comprehensive loss. As a result, our gross profit and profit margin may not be comparable to other entities that present shipping and handling costs as a component of cost of goods sold.

Gross Profit

Gross profit consists of our net sales less costs of goods sold. Our gross profit and gross margin are affected by the mix of distribution channels of our net sales in each period, as well as the level of discounts and promotions offered during the period. Gross profit may be favorably impacted by leveraging our asset-light business model and through increased distribution direct to retailers, the increased scale of our business, our Productivity Initiative, and our continued focus on cost and efficiency improvements.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of warehousing and distribution costs and advertising and marketing expenses. Warehousing and distribution costs include storage, transfer, repacking and handling fees and out-bound freight and delivery charges. Advertising and marketing expenses consist of variable costs associated with production and media buying of marketing programs and trade events, as well as sampling and in-store demonstration costs. Selling and marketing expenses also include the incremental costs of obtaining contracts, such as sales commissions.

Our selling expenses are expected to decrease as a percentage of sales over time as a result of our Productivity Initiative and our continued focus on cost improvements in our supply chain. Our selling expenses are expected to decrease from the prior year in the short-term, largely due the Productivity Initiative.

Marketing expenses are expected to increase as we invest in brand awareness, which are expected to be partially funded by the Productivity Initiative. In particular, we expect to significantly increase our investment in marketing in 2025, primarily in the first and third quarters, to help build our brand, with a focus on driving trial and customer conversions.

General and Administrative Expenses

General and administrative expenses include all salary and other personnel expenses (other than equity-based compensation expense) for our employees, including employees related to management, marketing, sales, product development, quality control, accounting, information technology and other functions. Our ongoing general and administrative expenses are expected to remain relatively flat as a percentage of net sales over time.

Equity-Based Compensation Expenses

Equity-based compensation expense consists of the recorded expense of equity-based compensation for our employees and, if any, for certain consultants and service providers who are non-employees. We record equity-based compensation expense for employee grants using grant date fair value for RSUs or a Black-Scholes valuation model to calculate the fair value of stock options by date granted. Equity-based compensation cost for RSU awards is measured based on the closing fair market value of the Zevia LLC Class B unit or the Zevia PBC Class A common stock, as applicable, on the date of grant. Our equity-based compensation expense is expected to remain relatively consistent in absolute dollars but decline as a percentage of net sales over time.

Depreciation and Amortization

Depreciation is primarily related to computer equipment, quality control and marketing equipment, and leasehold improvements. Intangible assets subject to amortization consist of customer relationships and software applications. Non-amortizable intangible assets consist of trademarks, which represent the Company's exclusive ownership of the Zevia® brand used in connection with the manufacturing, marketing, and distribution of its beverages. We also own several other trademarks in both the U.S. and in foreign countries. Depreciation and amortization expense is expected to increase in-line with ongoing capital expenditures as our business grows.

Restructuring Expenses

Restructuring expenses include employee severance and benefit costs to terminate a specified number of employees as well as costs for restructuring consulting services, impairment loss of certain assets, contract termination costs and other related charges designed to reduce costs and improve efficiency while continuing to invest in our brand and related initiatives. Additional restructuring charges or cash expenditures may be incurred as the Company makes further progress on the Productivity Initiative, which we expect to be substantially completed by the first half of 2025.

Other (expense) income, net

Other *(expense)* income, net consists primarily of interest income (expense), and foreign currency (loss) gains.

Results of Operations

The following table sets forth selected items in our accompanying consolidated statements of operations and comprehensive loss for the periods presented:

	Year Ended December 31,	
(in thousands, except per share amounts)	**2024**	**2023**
Net sales	$ 155,049	$ 166,424
Cost of goods sold	83,120	91,666
Gross profit	71,929	74,758
Operating expenses:		
Selling and marketing	57,132	62,312
General and administrative	30,024	31,495
Equity-based compensation	4,961	8,279
Depreciation and amortization	1,329	1,615
Restructuring	2,137	—
Total operating expenses	95,583	103,701
Loss from operations	(23,654)	(28,943)
Other (expense) income, net	(63)	673
Loss before income taxes	(23,717)	(28,270)
Provision for income taxes	66	52
Net loss and comprehensive loss	(23,783)	(28,322)
Loss attributable to noncontrolling interest	3,778	6,828
Net loss attributable to Zevia PBC	$ (20,005)	$ (21,494)
Net loss per share attributable to common stockholders		
Basic	$ (0.34)	$ (0.41)
Diluted	$ (0.34)	$ (0.41)

The following table presents selected items in our accompanying consolidated statements of operations and comprehensive loss as a percentage of net sales for the respective periods presented. Percentages may not sum due to rounding:

| | Year Ended December 31, | |
	2024	2023
Net sales	100%	100%
Cost of goods sold	54%	55%
Gross profit	46%	45%
Operating expenses:		
Selling and marketing	37%	37%
General and administrative	19%	19%
Equity-based compensation	3%	5%
Depreciation and amortization	1%	1%
Restructuring	1%	0%
Total operating expenses	62%	62%
Loss from operations	(15)%	(17)%
Other (expense) income, net	(0)%	0%
Loss before income taxes	(15)%	(17)%
Provision for income taxes	0%	0%
Net loss and comprehensive loss	(15)%	(17)%
Loss attributable to noncontrolling interest	2%	4%
Net loss attributable to Zevia PBC	(13)%	(13)%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Sales

| (in thousands) | Year Ended December 31, | | Change | |
	2024	2023	Amount	Percentage
Net sales	$ 155,049	$ 166,424	$ (11,375)	(6.8)%

Net sales were $155.0 million for the year ended December 31, 2024 as compared to $166.4 million for the year ended December 31, 2023. Equivalized cases sold were 12.1 million for the year ended December 31, 2024 as compared to 12.7 million for the year ended December 31, 2023. The decrease in net sales was primarily due to a decrease in the number of equivalized cases sold, which resulted in $9.8 million lower net sales and was largely caused by lost distribution in our club channel and one customer in our mass channel, as well as the discontinuation of Kids and Mixers product lines, partially offset by expanded distribution at one customer in the mass channel, and a decrease in net sales of $1.6 million resulting from greater promotional levels at retailers as well as increased promotions in order to liquidate excess and obsolete inventory. We define an equivalized case as a 288 fluid ounce case.

Cost of Goods Sold

| (in thousands) | Year Ended December 31, | | Change | |
	2024	2023	Amount	Percentage
Cost of goods sold	$ 83,120	$ 91,666	$ (8,546)	(9.3)%

Cost of goods sold was $83.1 million for the year ended December 31, 2024 as compared to $91.7 million for the year ended December 31, 2023. The decrease of $8.5 million, or 9.3% was primarily due to lower write-downs related to excess and obsolete inventory of $4.6 million, a 4.8% decrease in the shipment of equivalized cases, resulting in $4.1 million lower costs of goods sold, and favorable product mix of $2.7 million, partially offset by unfavorable unit costs of $2.9 million primarily due to investments in enhanced package-specific designs to improve on-shelf visibility and drive brand awareness.

Gross Profit and Gross Margin

| (in thousands) | Year Ended December 31, | | Change | |
	2024	2023	Amount	Percentage
Gross profit	$ 71,929	$ 74,758	$ (2,829)	(3.8)%
Gross margin	46.4%	44.9%		1.5%

Gross profit was $71.9 million for the year ended December 31, 2024 as compared to $74.8 million for the year ended December 31, 2023. The decrease in gross profit of $2.8 million, or 3.8%, was primarily due to lower volumes, unfavorable unit costs, and increased spend on promotional activity, partially offset by lower inventory write-downs and favorable product mix.

Gross margin for the year ended December 31, 2024 improved to 46.4% from 44.9% in the prior-year period. The increase was primarily due to lower inventory write-downs and favorable product mix, partially offset by unfavorable unit costs and increased spend on promotional activity.

Selling and Marketing Expenses

	Year Ended December 31,		Change	
(in thousands)	2024	2023	Amount	Percentage
Selling and marketing expenses	$ 57,132	$ 62,312	$ (5,180)	(8.3)%

Selling and marketing expenses were $57.1 million for the year ended December 31, 2024 as compared to $62.3 million for the year ended December 31, 2023. The decrease of $5.2 million, or 8.3% was primarily due to a decrease in freight transfer costs of $5.4 million as a result of the impact of supply chain logistics challenges in the prior year and efficiencies related to the Productivity Initiative, a decrease in warehousing costs of $2.8 million due to efficiencies related to the Productivity Initiative and lower inventory levels, a decrease in repackaging costs of $2.0 million due to the automation of certain processes, and a decreases in freight costs of $0.8 million due to improved rates and $0.7 million due to lower volumes. These decreases were partially offset by higher marketing expenses of $6.5 million as a result of investments made to drive brand awareness.

General and Administrative Expenses

	Year Ended December 31,		Change	
(in thousands)	2024	2023	Amount	Percentage
General and administrative expenses	$ 30,024	$ 31,495	$ (1,471)	(4.7)%

General and administrative expenses were $30.0 million for the year ended December 31, 2024 as compared to $31.5 million for the year ended December 31, 2023. The decrease of $1.5 million, or 4.7%, was primarily a result of our Productivity Initiative discussed above.

Equity-Based Compensation Expense

	Year Ended December 31,		Change	
(in thousands)	2024	2023	Amount	Percentage
Equity-based compensation expenses	$ 4,961	$ 8,279	$ (3,318)	(40.1)%

Equity-based compensation expense was $5.0 million for the year ended December 31, 2024 as compared to $8.3 million for the year ended December 31, 2023 primarily related to outstanding equity-based awards being recognized over the remaining service periods of the awards. The decrease of $3.3 million was primarily due to a $3.7 million decrease related to the accelerated method of expense recognition on certain equity awards issued in connection with the Company's IPO in 2021, partially offset by equity-based compensation expenses related to new equity awards granted.

Restructuring Expenses

	Year Ended December 31,		Change	
(in thousands)	2024	2023	Amount	Percentage
Restructuring expenses	$ 2,137	$ —	$ 2,137	100.0%

Restructuring expenses were $2.1 million for the year ended December 31, 2024, which primarily includes employee related severance costs, restructuring consulting services, impairment loss of certain assets as a result of sublease agreement and costs to exit two of our third-party warehouse and distribution facilities.

Seasonality

Generally, we experience greater demand for our products during the second and third fiscal quarters, which correspond to the warmer months of the year in our major markets. As our business continues to grow, we expect to see continued seasonality effects, with net sales tending to be greater in the second and third quarters of the year.

Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2024, we had $30.7 million in cash and cash equivalents. We believe that our cash and cash equivalents as of December 31, 2024, together with our operating activities and available borrowings under the Secured Revolving Line of Credit (as defined below), will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments beyond the next 12 months.

Our principal sources of liquidity are our existing cash and cash equivalents, cash generated from sales of our products, and borrowing capacity currently available under our Secured Revolving Line of Credit. Our primary cash needs are for operating expenses, working capital, and capital expenditures to support the growth in our business.

Future capital requirements will depend on many factors, including our rate of revenue growth, gross margin and the level of expenditures in all areas of the Company. In future years, we may experience an increase in operating and capital expenditures from time to time, as needed, as we expand business activities. To the extent that existing capital resources and sales growth are not sufficient to fund future activities, we may seek alternative financing through additional equity or debt financing transactions. Additional funds may not be available on terms favorable to us or at all. Also, we will continue to assess our liquidity needs in light of current and future global health emergencies, inflationary pressures, changes in tariff or U.S. foreign trade policies, relatively high interest rates, volatility in the financial markets, recession fears, financial institution instability, any potential shutdown of the U.S. government, current and future global hostilities, and political tensions between the U.S. and China that may continue to disrupt and impact the global and national economies and global financial markets. If any disruption continues into the future, we may not be able to access the financial markets and could experience an inability to access additional capital, which could negatively affect our operations in the future. Failure to raise additional capital, if and when needed, could have a material adverse effect on our financial position, results of operations, and cash flows.

The Company is a holding company, and is the sole managing member of Zevia LLC. The Company operates and controls all of the business and affairs of Zevia LLC. Accordingly, the Company is dependent on distributions from Zevia LLC to pay its taxes, its obligations under the TRA and other expenses. Any future credit facilities may impose limitations on the ability of Zevia LLC to pay dividends to the Company.

In connection with the IPO and the Reorganization Transactions in July 2021, the Direct Zevia Stockholders and certain continuing members of Zevia LLC received the right to receive future payments pursuant to the TRA. The amount payable under the TRA will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of certain pre-IPO tax attributes and tax benefits resulting from sales and exchanges by continuing members of Zevia LLC. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" included in the prospectus dated July 21, 2021 and filed with the SEC on July 23, 2021. We expect that the payments that we may be required to make under the TRA may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $66.5 million through 2038. Under such scenario we would be required to pay the Direct Zevia Stockholders and certain continuing members of Zevia LLC 85% of such amount, or $56.5 million, through 2038.

The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and TRA payments by us will be calculated using prevailing tax rates applicable to us over the life of the TRA and will be dependent on us generating sufficient future taxable income to realize the benefit.

We cannot reasonably estimate future annual payments under the TRA given the difficulty in determining those estimates as they are dependent on a number of factors, including the extent of exchanges by continuing Zevia LLC unitholders, the associated fair value of the underlying Zevia LLC units at the time of those exchanges, the tax rates applicable, our future income, and the associated tax benefits that might be realized that would trigger a TRA payment requirement.

However, a significant portion of any potential future payments under the TRA is anticipated to be payable over 15 years, consistent with the period over which the associated tax deductions would be realized by us, assuming Zevia LLC generates sufficient income to utilize the deductions. If sufficient income is not generated by Zevia LLC, the associated taxable income of Zevia will be impacted and the associated tax benefits to be realized will be limited, thereby similarly reducing the associated TRA payments to be made. Given the length of time over which payments would be payable, the impact to liquidity in any single year is greatly reduced.

Although the timing and extent of future payments could vary significantly under the TRA for the factors discussed above, we anticipate funding payments from the TRA from cash flows generated from operations.

Credit Facility

ABL Credit Facility

On February 22, 2022, we obtained a revolving credit facility (the "Secured Revolving Line of Credit") by entering into a Loan and Security Agreement with Bank of America, N.A (the "Loan and Security Agreement"). Under the Secured Revolving Line of Credit, we may draw funds up to an amount not to exceed the lesser of (i) a $20 million revolving commitment and (ii) a borrowing base which is comprised of inventory and receivables. Up to $2 million of the Secured Revolving Line of Credit may be used for letter of credit issuances with the option to increase the commitment under the Secured Revolving Line of Credit by up to $10 million, subject to certain conditions. The Secured Revolving Line of Credit matures on February 22, 2027. During the first quarter of 2024, the Company drew $8 million on the Secured Revolving Line of Credit which was subsequently repaid in the same period. As of December 31, 2024, there was no amount outstanding on the Secured Revolving Line of Credit. The Secured Revolving Line of Credit is secured by a first priority security interest in substantially all of the Company's assets.

Loans under the Secured Revolving Line of Credit bear interest based on either, at our option, the Bloomberg Short-Term Bank Yield Index rate plus an applicable margin between 1.50% to 2.00% or the Base Rate (customarily defined) plus an applicable margin between 0.50% to 1.00% with margin, in each case, determined by the average daily availability under the Secured Revolving Line of Credit. The Loan and Security Agreement was amended on September 30, 2024 to replace the Bloomberg Short-Term Bank Yield Index, which was discontinued on November 15, 2024, with the Term Secured Overnight Financing rate, effective November 20, 2024.

Under the Secured Revolving Line of Credit we must satisfy a financial covenant requiring a minimum fixed charge coverage ratio of 1.00 to 1.00 as of the last day of any fiscal quarter following the occurrence of certain events of default that are continuing or any day on which availability under the Secured Revolving Line of Credit is less than the greater of $3 million and 17.5% of the borrowing base, and must again satisfy such financial covenant as of the last day of each fiscal quarter thereafter until such time as there are no events of default and availability has been above such threshold for 30 consecutive days. As of December 31, 2024, the Company was in compliance with its financial covenant.

Cash Flows

The following table presents the major components of net cash flows provided by and used in operating, investing and financing activities for the periods indicated.

	Twelve Months Ended December 31,			
(in thousands)	**2024**		**2023**	
Cash (used in) provided by:				
Operating activities	$	(1,019)	$	(16,274)
Investing activities	$	(283)	$	805
Financing activities	$	—	$	25

Net Cash Used in Operating Activities

Our cash flows used in operating activities are primarily influenced by working capital requirements.

Net cash used in operating activities of $1.0 million for the year ended December 31, 2024 was primarily driven by a net loss of $23.8 million, partially offset by non-cash expenses of $7.4 million primarily related to equity-based compensation and depreciation and amortization expense and a net increase in cash related to changes in operating assets and liabilities of $15.4 million. Changes in cash flows related to operating assets and liabilities were primarily due to a decrease in inventories of $15.9 million due to decreased production of inventory as inventory levels are managed and the sale of raw materials to contract manufacturers, decreased prepaid expenses and other assets of $3.2 million largely due to a decrease in receivables related to the sale of raw materials, and a decrease in accounts receivable of $0.3 million due to timing of payments, partially offset by a net decrease in accounts payable, accrued expenses and other current liabilities of $3.5 million due to timing of purchases and decreased production of inventory, and decreased operating lease liabilities of $0.6 million due to payments made.

Net cash used in operating activities of $16.3 million for the year ended December 31, 2023 was primarily driven by a net loss of $28.3 million, partially offset by non-cash expenses of $11.0 million primarily related to equity-based compensation and depreciation and amortization expense and a net increase in cash related to changes in operating assets and liabilities of $1.0 million. Changes in cash flows related to operating assets and liabilities were primarily due to a net increase of $11.2 million in accounts payable, accrued expenses and other current liabilities due to timing of purchases/payments and increased production of inventory, partially offset by an increase in inventories of $7.0 million due to increased production of inventory as a result of the supply chain logistics challenges in 2023, an increase in prepaid expenses and other assets of $2.6 million, primarily due to an increase in receivables related to the sale of raw materials, and decreased operating lease liabilities of $0.6 million due to payments made.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities of $0.3 million for the year ended December 31, 2024 was primarily due to purchase of property, equipment, and software of $0.3 million for leasehold improvements, computer equipment, furniture and equipment, software applications, and marketing equipment for use in ongoing operations.

Net cash provided by investing activities of $0.8 million for the year ended December 31, 2023 was due to proceeds from sales of property, equipment, and software of $2.4 million, primarily the sale of our warehouse and related assets for $2.3 million, partially offset by capital expenditures of $1.6 million for the purchase of marketing fixtures, software applications and computer equipment used in ongoing operations.

Net Cash Provided by Financing Activities

Net cash provided by financing activities of less than $0.1 million for the year ended December 31, 2024 was due to proceeds from the Secured Revolving Line of Credit of $8 million which was repaid in the same period, and proceeds from the exercise of stock options.

Net cash provided by financing activities of less than $0.1 million for the year ended December 31, 2023 was primarily due to proceeds from the exercise of stock options.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. GAAP. However, management believes that Adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our operating performance.

We calculate Adjusted EBITDA as net loss adjusted to exclude: (1) other income (expense), net, which includes interest (income) expense and foreign currency (gains) losses, (2) (benefit) provision for income taxes, (3) depreciation and amortization, (4) equity-based compensation, and (5) restructuring expenses. Also, Adjusted EBITDA may in the future be adjusted for amounts impacting net income related to the TRA liability and other infrequent and unusual transactions.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with U.S. GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with U.S. GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Some of the limitations of Adjusted EBITDA include that (1) it does not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures, (3) it does not consider the impact of equity-based compensation expense, including the potential dilutive impact thereof, and (4) it does not reflect other non-operating expenses, including interest (income) expense, foreign currency (gains)/losses, and restructuring. In addition, our use of Adjusted EBITDA may not be comparable to similarly-titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net income (loss) and other results stated in accordance with U.S. GAAP.

The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with U.S. GAAP, to Adjusted EBITDA for the periods presented:

	Year Ended December 31,	
(in thousands)	2024	2023
Net loss and comprehensive loss	$ (23,783)	$ (28,322)
Other expense (income), net*	63	(673)
Provision for income taxes	66	52
Depreciation and amortization	1,329	1,615
Equity-based compensation	4,961	8,279
Restructuring	2,137	—
Adjusted EBITDA	$ (15,227)	$ (19,049)

* Includes interest (income) expense and foreign currency (gains) losses.

Commitments

Effective March 2022, the Company entered into an amendment to the lease for its corporate headquarters offices to extend the lease term through December 31, 2023 and expand the total square footage from 17,923 square feet to 20,185 square feet which commenced on May 1, 2022. In January 2023, the Company entered into another amendment to the lease and further extended the lease term through December 31, 2026. In September 2024, the Company entered into a sublease agreement related to 8,468 square feet of its corporate office, which commenced on October 8, 2024 and ends on December 31, 2026.

The following table summarizes our significant contractual obligations as of December 31, 2024:

	Payments Due by Period				
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
			(in thousands)		
Rent obligations [1]	$ 1,424	$ 668	$ 756	$ —	$ —

[1] Real estate lease payments

Our leases generally consist of long-term operating leases, which are payable monthly and relate to our office space. For a further discussion on our debt and operating lease commitments as of December 31, 2024, see the sections above as well as Note 7 - *Debt*, and Note 8 - *Leases*, in the accompanying Notes to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report.

Our inventory purchase commitments are generally short-term in nature and have ordinary commercial terms. We did not have any material long-term inventory purchase commitments as of December 31, 2024. Our contract manufacturers are obligated to fulfill against purchase orders that are aligned with our forecast based on terms and conditions of the contract. Our forecasts provided to our contract manufacturers are short term in nature and at no time extend beyond a year.

We expect to satisfy these commitments through a combination of cash on hand and cash generated from sales of our products.

Critical Accounting Policies and Estimates

Our accompanying consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with U.S. GAAP. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

Critical accounting estimates are those that we consider the most important to the portrayal of our financial condition and operating results because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. See Note 2. *Summary of Significant Accounting Policies*, in the accompanying Notes to our Consolidated Financial Statements included in Part II, Item 8 of this Annual Report, for information about these policies as well as a description of our other accounting policies. Our critical accounting estimates are described below.

Revenue Recognition

We recognize revenue when performance obligations under the terms of a contract with the customer are satisfied. Accruals for customer incentives and allowances, sales returns and marketing programs are established for the expected payout based on contractual terms, volume-based metrics and/or historical trends. These incentives and discounts include cash discounts, price allowances, volume-based rebates, product placement fees and certain other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance.

Our customer incentives and allowances contain uncertainties because it requires management to make assumptions and to apply judgment regarding our contractual terms in order to estimate our customer participation and volume performance levels which impact the revenue recognition. Our estimates are based primarily on a combination of known or historical transaction experiences. Differences between estimated expenses and actual costs are normally insignificant and are recognized to earnings in the period differences are determined.

Additionally, judgment is required to ensure the classification of the spend is correctly recorded as either a reduction from gross sales or advertising and marketing expense, which is a component of our selling and marketing expenses.

A 10% change in the accrual for customer incentives and allowances would have affected our income from operations by $0.6 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively.

Inventories

Inventories consist of raw materials and finished goods. Raw materials include costs for the Company's ingredients and packaging inventories. The costs of finished goods inventories include production fees from third-party manufacturers. Inventories are stated at the lower of average cost or net realizable value. The Company regularly reviews whether the net realizable value of its inventory is lower than its carrying value. Indicators that could result in inventory write downs include age of inventory, damaged inventory, slow moving products, and products at the end of their life cycles. These factors are impacted by market and economic conditions and changes in strategic direction. The calculation of our inventory valuation, specifically the write-down for excess or obsolete inventories, requires management to make assumptions and to apply judgment regarding forecasted customer demand that may turn out to be inaccurate. Inventory net realizable value adjustments, once established, are not reversed until the related inventory has been sold or scrapped. While management believes that inventory is appropriately stated at the lower of average cost or net realizable value, judgment is involved in determining the net realizable value of inventory. The lower of average cost or net realizable value adjustments were not material at December 31, 2024 or December 31, 2023.

Income Taxes

The Company is the managing member of Zevia LLC and, as a result, consolidates the financial results of Zevia LLC in the consolidated financial statements. Zevia LLC is a pass-through entity for U.S. federal and most applicable state and local income tax purposes. As an entity classified as a partnership for tax purposes, Zevia LLC is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Zevia LLC is passed through to its members, including the Company. The Company is taxed as a C corporation and pays corporate federal, state and local taxes with respect to income allocated from Zevia LLC based on Zevia PBC's economic interest in Zevia LLC, which was 84.2% and 75.8% as of December 31, 2024 and 2023, respectively. Subsequent changes in economic ownership in Zevia LLC of the Company can occur as Zevia LLC holders may convert their shares of Class B common stock into an equivalent number of shares of Class A common stock with income (loss) allocated to the Company based on the economic interest applicable during each reporting period.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities ("DTAs" and "DTLs," respectively) for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

We record a valuation allowance to reduce DTAs to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of DTLs, historical levels of income, projections of future income, expectations and risk associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our DTAs will not be realized, we would increase the valuation allowance against DTAs. The determination of recording or releasing a tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate sufficient future taxable income against which the benefits of our DTAs may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenue, gross profits, operating income and taxable income in future periods. Although we believe that our judgment used is reasonable, actual results can differ due to a change in market conditions, changes in tax laws and other factors. As of December 31, 2024, we have a full valuation allowance against DTAs totaling $78.9 million.

In accordance with ASC 740, Income Taxes we perform a comprehensive review of uncertain tax positions regularly. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. We determine the tax liability for uncertain tax positions based on a two-step process. The first step is to determine whether it is more likely than not based on technical merits that each income tax position would be sustained upon examination. The second step is to measure the tax benefit as the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. The assessment of each tax position requires significant judgment and estimates. All tax positions are periodically analyzed and adjusted as a result of events, such as the resolution of tax audits, issuance of new regulations or new case law, negotiations with tax authorities, and expiration of statutes of limitations. We did not record any unrecognized tax benefit as of December 31, 2024. We recognize both accrued interest and penalties, when appropriate, in income taxes in the accompanying consolidated statements of operations and comprehensive loss.

Tax Receivable Agreement

The Company expects to obtain an increase in its share of tax basis in the net assets of Zevia LLC when Class B units are exchanged by the holders of Class B units for shares of Class A common stock of the Company and upon certain qualifying transactions. Each change in outstanding shares of Class A common stock of the Company results in a corresponding change in the Company's ownership of Class A units of Zevia LLC. The Company intends to treat any exchanges of Class B units as direct purchases of LLC interests for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that Zevia PBC would otherwise pay in the future to various taxing authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

In connection with the IPO, the Company entered into a Tax Receivable Agreement ("TRA") with continuing members of Zevia LLC and the shareholders of blocker companies of certain pre-IPO institutional investors (the "Direct Zevia Stockholders"). In the event that such parties exchange any or all of their Class B units for Class A common stock, the TRA requires the Company to make payments to such holders for 85% of the tax benefits realized, or in some cases deemed to be realized, by the Company by such exchange as a result of (i) certain favorable tax attributes acquired from the blocker companies in the course of mergers related to the IPO (including net operating losses and the blocker companies' allocable share of existing tax basis), (ii) increases in tax basis resulting from Zevia PBC's acquisition of continuing members' Zevia LLC units in connection with the IPO and in future exchanges and, (iii) tax basis increases attributable to payments made under the TRA (including tax benefits related to imputed interest). The annual tax benefits are computed by calculating the income taxes due, including such tax benefits, and the income taxes due without such benefits. The Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. The TRA payments are not conditioned upon any continued ownership interest in Zevia LLC or the Company. To the extent that the Company is unable to timely make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid.

The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income the Company generates each year and the tax rate then applicable. The Company calculates the liability under the TRA using a complex TRA model, which includes an assumption related to the fair market value of assets. Payments are generally due under the TRA within a specified period of time following the filing of the Company's tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of the Secured Overnight Financing Rate plus 300 basis points from the due date (without extensions) of such tax return.

The amount of existing tax basis and the anticipated tax basis adjustments will vary depending upon a number of factors, including our blended federal and state tax rate and the amount and timing of our income, the increase in the Zevia's allocable share of existing tax basis and the tax basis adjustment of the tangible and intangible assets of the Company upon the exchange of Zevia LLC units for shares of Class A common stock, and our possible utilization of certain tax attributes. As a result, payments that Zevia PBC may make under the TRA could be substantial.

The TRA provides that if (i) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur; (ii) there is a material uncured breach of any obligations under the TRA; or (iii) the Company elects an early termination of the TRA, then the TRA will terminate and the Company's obligations, or the Company's successor's obligations, under the TRA will accelerate and become due and payable, based on certain assumptions, including an assumption that the Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA and that any Class B units that have not been exchanged are deemed exchanged for the fair market value of the Company's Class A common stock at the time of termination.

As of December 31, 2024, the Company believes based on applicable accounting standards, that it was more likely than not that its DTAs subject to the TRA would not be realized as of December 31, 2024; therefore, the Company has not recorded a liability related to the tax savings it may realize from utilization of such DTAs. The TRA liability that would be recognized if the associated tax benefits were determined to be fully realizable totaled $56.5 million and $56.2 million at December 31, 2024 and 2023, respectively. The increase in the TRA liability is primarily related to Class B to Class A exchanges during the year ended December 31, 2024. If utilization of the DTAs subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA, which will be recognized as an expense within its consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

Refer to Note 2 - *Summary of Significant Accounting Policies* in the accompanying Notes to our Consolidated Financial Statements included in this Annual Report for a discussion of recently issued accounting pronouncements not yet adopted.

Emerging Growth Company Status

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may take advantage of these exemptions until we are no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of the IPO which is December 31, 2026 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if any of the following events occur: (i) we have more than $1.235 billion in annual revenue, (ii) we have more than $700.0 million in market value of our Class A common stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or (iii) we issue more than $1.0 billion of non-convertible debt securities over a three-year period.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of raw material prices, foreign exchange, inflation and commodities as follows:

Raw Material Risk

Our profitability is dependent on, among other things, our ability to anticipate and react to raw material costs. Currently, a key ingredient in our products is stevia extract. Our stevia leaf extract is procured by our contract manufacturers and was previously sourced from a single large multi-national ingredient company with whom we have a long-standing relationship through a two-year agreement that was entered into effective October 15, 2023, which includes fixed pricing for the duration of the term. During 2024, we approved and began sourcing from a second multi-national ingredient company to supply stevia leaf extract in order to diversify our source of stevia leaf extract, with the aim of mitigating price and supply disruptions. However, there can be no assurance that we will be able to secure alternative sources of supply. Additionally, the prices of stevia and other ingredients we use are subject to many factors beyond our control, such as market conditions, climate change, supply chain challenges, and adverse weather conditions.

Our aluminum cans are procured by our contract manufacturers through various can manufacturers. The price for aluminum cans also fluctuates depending on market conditions and U.S. foreign trade policies. The recent implementation of a 25% import tax by the new presidential administration on all steel and aluminum entering the U.S. could increase our operating costs. Our contract manufacturers' ability to continue to procure enough aluminum cans at reasonable prices will depend on future developments that are highly uncertain.

We are seeking to diversify our sources of supply and intend to enter into arrangements to better ensure stability of prices of our raw materials.

Due to a change in supply chain processes during 2024, our contract manufacturers are now responsible for the procurement of raw materials to produce our products, which are then sold to us as finished goods. As a result, during the year ended December 31, 2024, we had three vendors accounting for approximately 89% of our total raw material and finished goods purchases. Refer to Note 14, *Major Customers, Accounts Receivable and Vendor Concentration*, included in the accompanying consolidated financial statements.

Foreign Exchange Risk

The majority of our sales and costs are denominated in U.S. dollars and are not subject to foreign exchange risk. Our contract manufacturers source some ingredients and packaging materials from international sources, and as a result our results of operations could be impacted by changes in exchange rates. We sell and distribute our products to Canadian customers, who are invoiced and remit payment in Canadian dollars. All Canadian dollar transactions are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for sales and expenses. To the extent our contract manufacturers increase sourcing from outside the U.S. or we increase net sales outside of the U.S. that are denominated in currencies other than the U.S. dollar, the impact of changes in exchange rates on our results of operations would increase. Foreign currency transaction losses for the years ended December 31, 2024 and 2023 amounted to approximately $0.7 million and $0.0 million, respectively.

Inflation Risk

We believe that inflation has had a material effect on our business, results of operations, and financial condition. If our costs were to become subject to further and prolonged significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

Commodity Risk

We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. Our principal commodities risks relate to purchases of aluminum, diesel fuel, cartons and corrugate.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Zevia PBC:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zevia PBC and its subsidiary (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 26, 2025

We have served as the Company's auditor since 2020.

ZEVIA PBC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)		December 31, 2024		December 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	30,653	$	31,955
Accounts receivable, net		10,795		11,119
Inventories		18,618		34,550
Prepaid expenses and other current assets		1,843		5,063
Total current assets		61,909		82,687
Property and equipment, net		1,261		2,109
Right-of-use assets under operating leases, net		1,099		1,959
Intangible assets, net		3,179		3,523
Other non-current assets		503		579
Total assets	$	67,951	$	90,857
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	15,295	$	21,169
Accrued expenses and other current liabilities		8,340		5,973
Current portion of operating lease liabilities		587		575
Total current liabilities		24,222		27,717
Operating lease liabilities, net of current portion		726		1,373
Other non-current liabilities		58		—
Total liabilities		25,006		29,090
Commitments and contingencies (Note 9)				
Stockholders' equity				
Preferred Stock, $0.001 par value. 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and December 31, 2023.		—		—
Class A common stock, $0.001 par value. 550,000,000 shares authorized, 61,646,478 and 54,220,017 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.		61		54
Class B common stock, $0.001 par value. 250,000,000 shares authorized, 11,551,235 and 17,283,177 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.		12		17
Additional paid-in capital		186,148		191,144
Accumulated deficit		(121,342)		(101,337)
Total Zevia PBC stockholders' equity		64,879		89,878
Noncontrolling interests		(21,934)		(28,111)
Total equity		42,945		61,767
Total liabilities and equity	$	67,951	$	90,857

The accompanying notes are an integral part of these consolidated financial statements.

ZEVIA PBC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)		Year Ended December 31,		
		2024		2023
Net sales	$	155,049	$	166,424
Cost of goods sold		83,120		91,666
Gross profit		71,929		74,758
Operating expenses:				
Selling and marketing		57,132		62,312
General and administrative		30,024		31,495
Equity-based compensation		4,961		8,279
Depreciation and amortization		1,329		1,615
Restructuring		2,137		—
Total operating expenses		95,583		103,701
Loss from operations		(23,654)		(28,943)
Other (expense) income, net		(63)		673
Loss before income taxes		(23,717)		(28,270)
Provision for income taxes		66		52
Net loss and comprehensive loss		(23,783)		(28,322)
Loss attributable to noncontrolling interest		3,778		6,828
Net loss attributable to Zevia PBC	$	(20,005)	$	(21,494)
Net loss per share attributable to common stockholders				
Basic	$	(0.34)	$	(0.41)
Diluted	$	(0.34)	$	(0.41)
Weighted average common shares outstanding				
Basic		58,683,445		50,618,758
Diluted		58,683,445		50,618,758

The accompanying notes are an integral part of these consolidated financial statements.

ZEVIA PBC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except for share amounts)	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Noncontrolling interest	Total Equity
Balance at January 1, 2023	47,774,046	$ 48	21,798,600	$ 22	$ 189,724	$ (79,843)	$ (28,165)	$ 81,786
Vesting and release of common stock under equity incentive plans, net	1,848,288	1	—	—	(1)	—	—	—
Exchange of Class B common stock for Class A common stock	4,454,900	5	(4,454,900)	(5)	(6,883)	—	6,883	—
Disposition of cost method investment in redemption of Class B common stock	—	—	(60,523)	—	—	—	(1)	(1)
Exercise of stock options	142,783	—	—	—	25	—	—	25
Equity-based compensation	—	—	—	—	8,279	—	—	8,279
Net loss	—	—	—	—	—	(21,494)	(6,828)	(28,322)
Balance at December 31, 2023	54,220,017	$ 54	17,283,177	$ 17	$ 191,144	$ (101,337)	$ (28,111)	$ 61,767
Vesting and release of common stock under equity incentive plans, net	1,554,847	2	—	—	(2)	—	—	—
Exchange of Class B common stock for Class A common stock	5,731,942	5	(5,731,942)	(5)	(9,955)	—	9,955	—
Exercise of stock options	139,672	—	—	—	—	—	—	—
Equity-based compensation	—	—	—	—	4,961	—	—	4,961
Net loss	—	—	—	—	—	(20,005)	(3,778)	(23,783)
Balance at December 31, 2024	61,646,478	$ 61	11,551,235	$ 12	$ 186,148	$ (121,342)	$ (21,934)	$ 42,945

The accompanying notes are an integral part of these consolidated financial statements.

ZEVIA PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,			
		2024		2023
Operating activities:				
Net loss	$	(23,783)	$	(28,322)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Non-cash lease expense		587		567
Sublease impairment loss		351		—
Depreciation and amortization		1,329		1,615
Loss on disposal of property, equipment and software, net		57		480
Amortization of debt issuance cost		76		76
Equity-based compensation		4,961		8,279
Changes in operating assets and liabilities:				
Accounts receivable, net		324		(42)
Inventories		15,932		(6,974)
Prepaid expenses and other assets		3,220		(2,573)
Accounts payable		(5,863)		13,640
Accrued expenses and other current liabilities		2,367		(2,435)
Operating lease liabilities		(635)		(585)
Other non-current liabilities		58		—
Net cash used in operating activities		(1,019)		(16,274)
Investing activities:				
Purchases of property, equipment and software		(283)		(1,624)
Proceeds from sales of property, equipment and software		—		2,429
Net cash (used in) provided by investing activities		(283)		805
Financing activities:				
Proceeds from revolving line of credit		8,000		—
Repayment of revolving line of credit		(8,000)		—
Proceeds from exercise of stock options		—		25
Net cash provided by financing activities		—		25
Net change from operating, investing, and financing activities		(1,302)		(15,444)
Cash and cash equivalents at beginning of period		31,955		47,399
Cash and cash equivalents at end of period	$	30,653	$	31,955
Non-cash investing and financing activities				
Capital expenditures included in accounts payable	$	1	$	12
Conversion of Class B common stock to Class A common stock	$	9,955	$	6,883
Operating lease right-of-use assets obtained in exchange for lease liabilities	$	—	$	1,818
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	93	$	79
Cash paid for income taxes	$	85	$	127

The accompanying notes are an integral part of these consolidated financial statements.

ZEVIA PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Organization and operations

Zevia PBC (the "Company," "we," "us," "our"), is a better-for-you beverage company that develops, markets, sells, and distributes naturally delicious, zero sugar beverages. We are a Delaware public benefit corporation and have been designated as a "Certified B Corporation," and are focused on addressing the global health challenges resulting from excess sugar consumption by offering a broad portfolio of zero sugar, zero calorie, naturally sweetened beverages. All Zevia® beverages are Non-GMO Project verified, gluten-free, Kosher, and vegan, and include a variety of flavors across Soda, Energy Drinks and Organic Tea drinks. Our products are distributed and sold principally across the United States ("U.S.") and Canada through a diverse network of major retailers in the grocery, drug, warehouse club, mass, natural, convenience and e-commerce channels and in natural product stores and specialty outlets. The Company's products are manufactured and maintained at third-party beverage production and warehousing facilities located in both the U.S. and Canada.

The Company completed its initial public offering ("IPO") of 10,700,000 shares of its Class A common stock at an offering price of $14.00 per share on July 26, 2021. Its Class A common stock is listed on the New York Stock Exchange trading under the ticker symbol "ZVIA." In connection with the IPO, the Company also completed certain reorganization transactions (the "Reorganization Transactions"), pursuant to which Zevia LLC became the predecessor of the Company for financial reporting purposes. The Company is a holding company, and its sole material asset is its controlling equity interest in Zevia LLC. As the sole managing member of Zevia LLC, the Company operates and controls all of the business and affairs of Zevia LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary, Zevia LLC, that it controls due to ownership of a majority equity interest. All intercompany transactions and balances have been eliminated in consolidation.

The Company owns a majority economic interest in, and operates and controls all of the businesses and affairs of, Zevia LLC. Accordingly, the Company has prepared these accompanying consolidated financial statements in accordance with Accounting Standards Codification ("ASC") Topic 810, *Consolidation*.

On January 1, 2022, the Company and Zevia LLC entered into a service agreement to transfer the services of all employees of the Company to Zevia LLC. Under terms of the service agreement between the entities, the payroll costs of employees are borne by Zevia LLC while certain other non-payroll costs, such as those associated with stock compensation arrangements, remain with the Company. In addition, pursuant to the Thirteenth Amended and Restated Limited Liability Company Agreement of Zevia LLC, dated as of July 21, 2021, Zevia LLC shall reimburse the Company for certain expenses for overhead, administrative, and other expenses, at the Company's discretion. For the years ended December 31, 2024 and 2023, it was determined that the majority of such costs will be retained by the Company, with certain costs directly attributable to Zevia LLC being borne by that entity. These costs impacted the amount of net loss reported by Zevia LLC and consequently impacted the amount allocated to noncontrolling interest.

Use of estimates

The preparation of the accompanying consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amount of net sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company relate to: net sales and associated cost recognition; the useful lives assigned to and the recoverability of property and equipment; adjustments recorded for inventory obsolescence and adjustments made for net realizable value; the incremental borrowing rate for lease liabilities; allowance for credit losses; the useful lives assigned to and the recoverability of intangible assets; realization of deferred tax assets; and the determination of the fair value of equity instruments, including restricted unit awards, and equity-based compensation awards. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of its assets and liabilities.

Cash, cash equivalents and investments

Cash and cash equivalents include cash and investments in short-term, highly liquid securities, with original maturities of three months or less. Investments with original maturities at the date of acquisition of more than three months are classified as short-term investments or long-term investments based on the remaining contractual maturity of the security at the reporting date. As of December 31, 2024 and 2023, the Company did not hold any investments.

The Company maintains cash deposits with high credit quality financial institutions. The deposits with these financial institutions may exceed the federally insured limits; however, these deposits typically are redeemable upon demand. The Company has not experienced any loss because of these deposits and does not expect to incur any losses in the future.

Fair value of financial instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings or other comprehensive income when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk. The three-level hierarchy for disclosure of fair value measurements is as follows:

- Level 1. Quoted prices in active markets for identical assets or liabilities.

- Level 2. Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or market-corroborated inputs.

- Level 3. Unobservable inputs for the asset or liability.

The Company's material financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities. The carrying values of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximated their fair values at December 31, 2024 and 2023 due to the short period of time to maturity or repayment. As of December 31, 2024 and 2023, all cash and cash equivalents were considered Level 1.

As of December 31, 2024 and 2023, the Company did not have any assets or liabilities measured on a recurring basis without observable market values that would require a high level of judgment to determine fair value (Level 3).

The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. For the years ended December 31, 2024 and 2023, there were no transfers between levels of the fair value hierarchy.

Other comprehensive loss

The nature of the Company's operations does not give rise to consequential other comprehensive loss.

Accounts receivable and allowance for credit losses

Trade receivables are recorded at net realizable value, which includes an appropriate allowance for credit losses. Credit is extended to customers based on an evaluation of their financial condition, credit rating, and trade references. The Company monitors exposure to credit losses and maintains an allowance for anticipated losses based on each customer's credit condition and payment behavior. The Company's accounts receivable balance is net of an allowance for credit losses. The allowance for credit losses was not material at December 31, 2024 and 2023. Changes in the allowance for credit losses were not material for the years ended December 31, 2024 and 2023.

Inventories

Inventories consist of raw materials and finished goods. Raw materials include costs for the Company's ingredients and packaging inventories. The costs of finished goods inventories include production fees from third-party manufacturers. Inventories are stated at the lower of average cost or net realizable value. The Company regularly reviews whether the net realizable value of its inventory is lower than its carrying value. Indicators that could result in inventory write downs include age of inventory, damaged inventory, slow moving products, and products at the end of their life cycles. While management believes that inventory is appropriately stated at the lower of average cost or net realizable value, judgment is involved in determining the net realizable value of inventory.

Prepaid expenses

Prepaid expenses represent amounts paid in advance for products or services to be delivered in the future and are included within prepaid expenses and other current assets in the accompanying consolidated balance sheets. Prepaid expenses are expensed as incurred and were $0.8 million and $1.8 million as of December 31, 2024 and 2023, respectively.

Property and equipment, net

Property and equipment are recorded at cost. Additions, replacements, and leasehold improvements are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Depreciation and amortization are computed using the following estimated useful lives of the assets:

Asset	Years
Leasehold improvements	Shorter of lease term or estimated useful life
Computer equipment	3
Furniture and equipment	4-7
Quality control equipment	2-5

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In order to assess recoverability, the Company compares the estimated undiscounted future pre-tax cash flows from the use of the group of assets, as defined, to the carrying amount of such assets. Measurement of an impairment loss is based on the excess of the carrying amount of the group of assets over the long-lived asset's fair value. The Company recognized an impairment charge associated with long-lived assets of $0.1 million and zero during the years ended December 31, 2024 and 2023, respectively. The impairment charge of $0.1 million was the result of sublease arrangement entered by the Company during the year ended December 31, 2024 and included in restructuring expense on the consolidated statement of operations and comprehensive loss.

Leases

The Company leases office space. Right of use ("ROU") lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Both the ROU lease asset and liability are recognized as of the lease commencement date based on the present value of the lease payments over the lease term. The Company's leases do not provide an implicit borrowing rate that can readily be determined. Therefore, the Company applies a discount rate based on the incremental borrowing rate, which is determined using the Company's synthetic credit rating and other information available as of the lease commencement date. ROU lease assets also include any lease payments made before their contractual due dates and exclude any lease incentives.

The Company's lease agreements may include options to extend the lease term or to terminate the lease early. The Company includes options to extend or terminate leases upon determination of the ROU lease asset and liability when it is reasonably certain the Company will exercise these options. Operating lease expense attributable to lease payments is recognized on a straight-line basis over the lease term and is included in general and administrative expense on the consolidated statements of operations and comprehensive loss.

The Company has lease arrangements that include lease and non-lease components. The non-lease components in the arrangements are not significant when compared to the lease components. For all leases, the Company accounts for the lease and non-lease components as a single component.

The Company evaluates ROU assets for impairment consistent under the impairment of long-lived assets policy. See Note 8, Leases for discussion on impairment.

The Company had no material finance leases as of December 31, 2024 and 2023.

Intangible assets, net

Intangible assets subject to amortization consist of customer relationships, which were acquired and are amortized over their estimated useful life of 15 years and computer software costs which are amortized over their estimated useful life of three years. In accordance with Accounting Standard Codification ("ASC") *Topic 350, Intangibles—Goodwill and Other*, intangible assets with definite lives are treated as a long-lived asset and are evaluated for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable. If impaired, the asset is written down to its estimated fair market value, which is generally measured by discounting future cash flows.

Non-amortizable intangible assets consist of trademarks which represent the Company's exclusive ownership of the Zevia® brand used in connection with the manufacture, marketing, and distribution of its carbonated beverages. The Company also owns several other trademarks in both the U.S. and in foreign countries. Intangible assets not subject to amortization are evaluated for impairment annually, or sooner if management believes such assets may be impaired. An impairment loss is recognized if the asset's carrying amount exceeds its estimated fair market value. For the years ended December 31, 2024 and 2023, no impairment losses were recorded.

Certain external and internal computer software costs acquired for internal use are capitalized. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized costs are included within intangible assets, net.

Debt issuance cost

Costs incurred in connection with securing a revolving line of credit agreement are capitalized. These costs are amortized over the term of the credit agreement. Debt issuance costs are included in Other non-current assets in the accompanying consolidated balance sheets. Net debt issuance costs totaled $0.2 million and $0.2 million as of December 31, 2024 and 2023, respectively.

Customer incentives and allowances

The Company offers its customers sales incentives that are designed to support the distribution of its products to consumers. These incentives and discounts include cash discounts, price allowances, volume-based rebates, product placement fees and certain other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These amounts are deducted from gross sales and are included under Net sales in the accompanying consolidated statements of operations and comprehensive loss. The Company maintains an allowance representing the estimated cost of certain customer incentives incurred but not yet realized as of the end of each respective year, which is recorded as an offset against customer accounts receivable, and is included under Accounts receivable, net in the accompanying consolidated balance sheets. The accrual for customer incentives and allowances were $5.7 million and $4.1 million as of December 31, 2024 and 2023, respectively.

Revenue recognition

The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. Product sales occur once control is transferred either upon shipment or delivery to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods, net of accruals for customer incentives and allowances. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers.

Customer incentives and allowances are estimated based on agreed upon terms as well as historical trends and current economic and market conditions, while cash discounts are based on trade terms and require management judgment with respect to estimating customer participation and performance levels. Differences between such estimated expenses and actual expenses for promotional and other allowance costs have historically been insignificant and are recognized in earnings in the period such differences are determined.

The Company accounts for costs associated with shipping and handling activities that occur after the transfer of control as a fulfillment activity, instead of a separate performance obligation.

The Company excludes from the transaction price those amounts which relate to sales and other taxes that are assessed by governmental authorities and that are imposed and concurrent with a specific revenue-producing transaction and collected by the Company from a customer.

The Company's general payment terms are short-term in duration. The Company does not have significant financing components or payment terms.

Cost of goods sold

Cost of goods sold consists of all costs to acquire and manufacture the Company's products including the cost of the various ingredients, packaging, in-bound freight and logistics, and third-party production fees—which are typically incurred at a flat rate per case produced—and all other costs incurred to bring the product to salable condition. The Company's cost of goods sold is generally subject to price fluctuations in the marketplace for aluminum, logistics costs such as fuel, inbound freight, bottling tolling fees, as well as shifting product mix.

Selling and marketing expenses

Selling and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss include warehousing and distribution costs, shipping and handling costs, advertising, and marketing costs, which generally are expensed as incurred.

Selling expenses consist mainly of warehousing and distribution costs which include storage, transfer, repacking and handling fees, and out-bound freight and delivery charges. The Company has elected to classify shipping and handling costs for salable product outside of cost of goods sold, in selling and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss. Such costs amounted to approximately $12.7 million and $14.2 million for the years ended December 31, 2024 and 2023, respectively.

Advertising and marketing expenses represent costs associated with the promotion of the Zevia® brand and products as outlined in ASC Topic 730-25, *Other Expenses – Advertising Costs*, such as those for digital and other forms of advertising. Advertising and marketing expenses amounted to approximately $17.1 million and $10.5 million for the years ended December 31, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss include personnel-related expenses, including salaries, bonuses, and benefits, technology expenses, professional fees, facility costs, including insurance, utilities and rent relating to our headquarters, and overhead costs. These costs are expensed as incurred.

Equity-based compensation expense

The Company records equity-based compensation expense for employees and nonemployees under the provisions of ASC Topic 718, *Compensation—Stock compensation* ("ASC 718"), using a Black-Scholes-Merton option pricing model to calculate the fair value of stock options by date granted. The determination of the grant date fair value of stock options issued is affected by a number of variables, including the fair value of the Company's common stock, the expected common stock price volatility over the expected life of the options, the expected term of the stock option, risk-free interest rates, and the expected dividend yield of the Company's common stock. The Company derived its expected volatility for grants issued prior to July 21, 2023 (which is the two-year anniversary of the Company's IPO) based on the average historical volatilities of several peer public companies over a period equivalent to the expected term of the awards, and its expected volatility for grants issued subsequent to July 21, 2023 based on historical volatility of the Company's stock. The Company estimates the expected term based on the simplified method prescribed by guidance provided by the Securities and Exchange Commission. This decision was based on the lack of relevant historical data due to the Company's limited experience for the Company's common stock. The risk-free interest rate is an interpolation of yields on U.S. Treasury securities with maturities equivalent to the expected term. Expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividends on its common stock. The fair value of stock options is recognized as expense on a straight-line basis over the requisite service period, which is typically four years. Equity-based compensation cost for restricted stock awards is measured based on the fair market value of the Company's common stock at the date of grant and is recognized as expense over the requisite service period, which is the vesting period on a straight-line basis. Forfeitures are recognized as incurred.

Depreciation and Amortization

Depreciation is primarily related to building and related improvements, computer equipment, quality control and marketing equipment, and leasehold improvements. Intangible assets subject to amortization consist of customer relationships and software applications. Non-amortizable intangible assets consist of trademarks, which represent the Company's exclusive ownership of the Zevia® brand used in connection with the manufacturing, marketing, and distribution of its beverages. The Company also owns several other trademarks in both the U.S. and in foreign countries.

Restructuring

The Company can initiate management-approved restructuring activities to achieve cost savings and to position the Company strategically in the market in response to prevailing economic conditions and associated customer demand. Costs associated with restructuring activities can include employee severance and benefit costs to terminate a specified number of employees as well as costs for restructuring consulting services, impairment loss of certain assets, contract termination costs and other related charges.

Foreign currency transactions

The functional currency of the Company is the U.S. dollar. The Company sells and distributes its products to Canadian customers, who are invoiced and remit payment in Canadian dollars. All Canadian dollar transactions are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for net sales and expenses. Foreign currency transaction losses for the years ended December 31, 2024 and 2023 amounted to approximately $0.7 million and $0.0 million, respectively, and are included under other (expense) income, net in the accompanying consolidated statements of operations and comprehensive loss.

Income Taxes

The Company is the managing member of Zevia LLC and, as a result, consolidates the financial results of Zevia LLC in the consolidated financial statements. Zevia LLC is a pass-through entity for U.S. federal and most applicable state and local income tax purposes. As an entity classified as a partnership for tax purposes, Zevia LLC is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Zevia LLC is passed through to its members, including the Company. The Company is taxed as a corporation and pays corporate federal, state and local taxes with respect to income allocated from Zevia LLC based on the Company's economic interest in Zevia LLC, which was 84.2% and 75.8% as of December 31, 2024 and 2023, respectively. Subsequent changes in economic ownership in Zevia LLC of the Company can occur as Zevia LLC holders may convert their shares of Class B common stock into an equivalent number of shares of Class A common stock with income (loss) allocated to the Company based on the economic interest applicable during each reporting period.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities ("DTAs" and "DTLs," respectively) for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. We recognize DTAs to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If we determine that we would be able to realize our DTAs in the future in excess of their net recorded amount, we would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740, *Income Taxes* on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize both accrued interest and penalties, when appropriate, in provision for income taxes in the accompanying consolidated statements of operations and comprehensive loss.

Recent accounting pronouncements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements – Recently Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU requires entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 13, *Segment Reporting* for more information on the adoption of this guidance.

Recently Issued Accounting Pronouncements – Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The guidance is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The ASU 2023-09 is effective for private companies for annual periods beginning after December 15, 2025, with early adoption permitted. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The Company elected not to early adopt this guidance. The Company is currently evaluating the impact of adopting this guidance.

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses*. The new guidance requires disclosures about specific types of expenses included in the expense captions presented on the face of income statement as well as disclosures about selling expenses. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of adopting this guidance.

Any other recently issued accounting pronouncements are neither relevant, nor expected to have a material impact on the Company's financial statements.

3. REVENUES

Disaggregation of Revenue

The Company's products are distributed and sold principally across the U.S. and Canada through a diverse network of major retailers, including: grocery stores, drug stores, warehouse clubs, mass stores, natural product stores, convenience, and online/e-commerce channels. The following table disaggregates the Company's sales by channel:

	Year Ended December 31,			
(in thousands)	**2024**		**2023**	
Retail sales	$	136,856	$	148,299
Online/e-commerce		18,193		18,125
Net sales	$	155,049	$	166,424

The following table disaggregates the Company's sales by geographic location of the respective customers based on ship to location:

	Year Ended December 31,			
(in thousands)	**2024**		**2023**	
U.S.	$	139,746	$	149,466
Canada		15,303		16,958
Net sales	$	155,049	$	166,424

Contract liabilities

The Company did not have any material unsatisfied performance obligations as of December 31, 2024 and December 31, 2023, respectively.

4. INVENTORIES

Inventories consist of the following as of:

(in thousands)	December 31, 2024		December 31, 2023	
Raw materials	$	600	$	4,714
Finished goods		18,018		29,836
Inventories	$	18,618	$	34,550

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of:

(in thousands)	December 31, 2024		December 31, 2023	
Leasehold improvements	$	1,215	$	1,167
Computer equipment		406		677
Furniture and equipment		804		785
Quality control and marketing equipment		1,834		1,782
Assets not yet placed in service		29		101
		4,288		4,512
Less accumulated depreciation		(3,027)		(2,403)
Property and equipment, net	$	1,261	$	2,109

For the year ended December 31, 2024 and 2023, depreciation expense, including the amortization of leasehold improvements, amounted to approximately $1.0 million and $1.0 million, respectively. These amounts are included under depreciation and amortization in the accompanying consolidated statements of operations and comprehensive loss.

6. INTANGIBLE ASSETS, NET

The following table provides information pertaining to the Company's intangible assets as of:

	December 31, 2024				
(in thousands)	Weighted-Average Remaining Useful Life	Gross Carrying Amount		Accumulated Amortization	Intangible Assets, Net
Software	1.2	$	1,167	$ (1,124)	$ 43
Customer relationships	0.8		3,007	(2,871)	136
			4,174	(3,995)	179
Trademarks	N/A		3,000	—	3,000
Intangible assets, net		$	7,174	$ (3,995)	$ 3,179

(in thousands)	Weighted-Average Remaining Useful Life	Gross Carrying Amount		Accumulated Amortization		Intangible Assets, Net	
		December 31, 2023					
Software	1.4	$	1,164	$	(978)	$	186
Customer relationships	1.7		3,007		(2,670)		337
			4,171		(3,648)		523
Trademarks	N/A		3,000		—		3,000
Intangible assets, net		$	7,171	$	(3,648)	$	3,523

For the years ended December 31, 2024 and 2023, total amortization expense amounted to $0.3 million and $0.6 million, respectively, including $0.1 million and $0.4 million, respectively, of amortization expense related to software. No impairment losses have been recorded on any of the Company's intangible assets for the years ended December 31, 2024 and 2023, respectively.

Amortization expense for intangible assets with definite lives is expected to be as follows:

(in thousands)	
2025	170
2026	9
Expected amortization expense for intangible assets with definite lives	$ 179

7. DEBT

ABL Credit Facility

On February 22, 2022, Zevia LLC (the "Borrower") obtained a revolving credit facility (the "Secured Revolving Line of Credit") by entering into a Loan and Security Agreement with Bank of America, N.A. (the "Loan and Security Agreement"). The Borrower may draw funds under the Secured Revolving Line of Credit up to an amount not to exceed the lesser of (i) a $20 million revolving commitment and (ii) a borrowing base which is comprised of inventory and receivables. Up to $2 million of the Secured Revolving Line of Credit may be used for letter of credit issuances and the Borrower has the option to increase the commitment under the Secured Revolving Line of Credit by up to $10 million, subject to certain conditions. The Secured Revolving Line of Credit matures on February 22, 2027. During the first quarter of 2024, the Company drew $8 million on the Secured Revolving Line of Credit which was subsequently repaid in the same period. As of December 31, 2024, there was no amount outstanding on the Secured Revolving Line of Credit. The Secured Revolving Line of Credit is secured by a first priority security interest in substantially all of the Company's assets.

Loans under the Secured Revolving Line of Credit bear interest based on either, at the Borrower's option, the Bloomberg Short-Term Bank Yield Index rate plus an applicable margin between 1.50% to 2.00% or the Base Rate (customarily defined) plus an applicable margin between 0.50% to 1.00% with margin, in each case, determined by the average daily availability under the Secured Revolving Line of Credit. The Loan and Security Agreement was amended on September 30, 2024 to replace the Bloomberg Short-Term Bank Yield Index, which was discontinued on November 15, 2024, with the Term Secured Overnight Financing rate, effective November 20, 2024.

Under the Secured Revolving Line of Credit, the Borrower must satisfy a financial covenant requiring a minimum fixed charge coverage ratio of 1.00 to 1.00 as of the last day of any fiscal quarter following the occurrence of certain events of default that are continuing or any day on which availability under the Secured Revolving Line of Credit is less than the greater of $3 million and 17.5% of the borrowing base, and must again satisfy such financial covenant as of the last day of each fiscal quarter thereafter until such time as there are no events of default and availability has been above such threshold for 30 consecutive days. As of December 31, 2024, the Company was in compliance with its financial covenant.

8. LEASES

The Company leases its office space for its corporate headquarters which has a remaining lease term of 24 months. In September 2024, the Company entered into an agreement to sublease 8,468 square feet of the 20,185 square feet of leased office space. The sublease term is from October 8, 2024 to December 31, 2026. The sublease arrangement resulted in impairment of ROU asset and leasehold improvement of $0.3 million and $0.1 million, respectively for the year ended December 31, 2024 and is included in restructuring expense on the consolidated statement of operations and comprehensive loss. The Company determined the impairment using the discounted cash flow of expected receipts from sublease which is considered a level 2 fair value measurement. The level 3 inputs in the calculation were insignificant. The calculated fair value of the sublease was $0.5 million.

The Company's recognized lease costs include:

(in thousands)	Year Ended December 31,			
	2024		**2023**	
Statements of Operations and Comprehensive Loss				
Operating lease cost [1]	$	715	$	734

[1] Operating lease cost is recorded within general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (months)	24.0	36.0
Weighted-average discount rate	7.6%	7.6%

The Company's variable lease costs and short-term lease costs were not material.

The Company is obligated under a non-cancelable lease agreement providing for office space that expires on December 31, 2026. Maturities of lease payments under the non-cancelable lease were as follows:

(in thousands)	December 31, 2024
2025	668
2026	756
Total lease payments	1,424
Less imputed interest	(111)
Present value of lease liabilities	$ 1,313

9. COMMITMENTS AND CONTINGENCIES

Purchase commitments

As of December 31, 2024, the Company does not have any material agreements with suppliers for the purchase of raw material with minimum purchase quantities. Our contract manufacturers are obligated to fulfill against purchase orders that are aligned with our forecast based on terms and conditions of the contract. Our forecasts provided to our contract manufacturers are short term in nature and at no time extend beyond a year.

Legal proceedings

The Company is involved from time to time in various claims, proceedings, and litigation. The Company establishes reserves for specific legal proceedings when it determines that the likelihood of an unfavorable outcome is probable, and the amount of loss can be reasonably estimated. Management does not believe that the resolution of these matters would have a material impact on the consolidated financial statements. The Company has not identified any legal matters where it believes a material loss is reasonably possible.

10. EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the Zevia LLC 401(k) Plan (the "Plan"), a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute from 1% to 90% of their pre-tax earnings, up to the statutory limit. Effective January 1, 2020, the Company began offering matching contributions to the Plan of up to 4% of employee pre-tax earnings. For the years ended December 31, 2024 and 2023, the Company incurred contribution expense of $0.4 million and $0.5 million, respectively.

11. BALANCE SHEET COMPONENTS

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of:

(in thousands)	December 31, 2024	December 31, 2023
Accrued employee compensation benefits	$ 1,548	$ 1,526
Accrued direct selling costs	1,376	1,113
Accrued customer paid bottle deposits	2,895	1,734
Accrued marketing expenses	1,775	156
Accrued other	746	1,444
Total	$ 8,340	$ 5,973

Prior year amounts of accrued marketing expenses and accrued other in the table above have been reclassified to conform with the current year presentation. These reclassifications had no effect on the reported balance sheet, results of operations or cash flows.

12. EQUITY-BASED COMPENSATION

In July 2021, prior to the IPO, the Company adopted the Zevia PBC 2021 Equity Incentive Plan (the "2021 Plan") under which the Company may grant options, stock appreciation rights, restricted stock units ("RSUs"), restricted stock awards, other equity-based awards and incentive bonuses to employees, officers, non-employee directors and other service providers of the Company and its affiliates.

The number of shares available for issuance under the 2021 Plan is increased on January 1 of each year beginning in 2022 and ending with a final increase in 2031 in an amount equal to the lesser of: (i) 5% of the total number of shares of Class A common stock outstanding on the preceding December 31, or (ii) a smaller number of shares determined by the Company's Board of Directors.

In October and November 2021, the Company's Board of Directors approved an amendment to its equity-based compensation plans for a certain number of employees to allow immediate vesting upon retirement of all outstanding RSUs and stock options, and to extend the exercisability of outstanding stock options up to five years after retirement, if they meet certain conditions, including a resignation after the holder has reached 50 years of age with at least 10 years of service to the Company, so long as the holder provides advance notice of his or her resignation to the Company's Board of Directors.

As of December 31, 2024, the 2021 Plan provides for future grants and/or issuances of up to approximately 2.8 million shares of our common stock. Equity-based awards under our employee compensation plans are made with newly issued shares reserved for this purpose.

Stock Options

The Company uses a Black-Scholes valuation model to measure stock option expense as of each respective grant date. Generally, stock option grants vest ratably over four years, have a 10-year term, and have an exercise price equal to the fair market value as of the grant date. The fair value of stock options is amortized to expense over the vesting period.

The fair value of stock option awards granted during the period was determined on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:

| | Year Ended December 31, | |
	2024	2023
Stock price	$ 1.36	$ 2.90
Exercise price	1.36	2.90
Expected term (years) [1]	6.25	6.25
Expected volatility [2]	80.3%	65.4%
Risk-free interest rate [3]	4.1%	3.6%
Dividend yield [4]	0.0%	0.0%

[1] Expected term represents the estimated period of time until an award is exercised and was determined using the simplified method.
[2] Expected volatility for grants issued prior to July 21, 2023 (which is the two-year anniversary of the Company's IPO) is based on the historical volatility of a selected peer group over a period equivalent to the expected term, and expected volatility for grants issued subsequent to July 21, 2023 is based on historical volatility of the Company's stock.
[3] The risk-free interest rate is an interpolation of yields on U.S. Treasury securities with maturities equivalent to the expected term.
[4] We have assumed a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future.

The weighted average grant date fair values for stock options granted for the years ended December 31, 2024 and 2023 was $0.98 and $1.81, respectively.

The following is a summary of stock option activity for the year ended December 31, 2024:

	Shares	Weighted average exercise price	Weighted average remaining life	Intrinsic value (in thousands)
Outstanding balance as of January 1, 2024	3,080,903	$ 3.40		
Granted	338,773	$ 1.36		
Exercised	(139,672)	$ 0.01		
Forfeited and expired	(407,009)	$ 3.99		
Balance as of December 31, 2024	2,872,995	$ 3.24	7.2	$ 4,477
Exercisable at the end of the period	1,368,841	$ 3.28	6.0	$ 2,515
Vested and expected to vest	2,872,995	$ 3.24	7.2	$ 4,477

The total intrinsic values of options exercised during the year ended December 31, 2024 was $0.2 million.

As of December 31, 2024, total unrecognized compensation expense related to unvested stock options was $2.0 million, which is expected to be recognized over a weighted-average period of 2.1 years.

Restricted Stock Units

In March 2021, the Company's Board of Directors approved an amendment to the RSUs granted by Zevia LLC in August 2020 ("the RSU Amendment"). The RSU Amendment changed the vesting of such RSUs to occur as follows: (i) in the event of a change of control, the RSUs shall vest effective as of such change of control or (ii) in the event of an initial public offering as in the case of the IPO, the RSUs shall vest in equal monthly installments over a 36-month period following the termination of any lockup period and shall be subject to the participant's continued employment through such vesting date. Additionally, settlement shall occur within 30 days following the vesting of the RSUs and the participant shall be entitled to receive one share of Class A common stock for each vested RSU. All other terms remained unchanged. As a result of the RSU Amendment, the estimated fair value of the modified awards was $48.9 million and are being recognized as expense over the vesting period subsequent to the performance condition being met. As of December 31, 2024, the remaining service period of the awards is 1 month.

The following is a summary of RSU activity for the year ended December 31, 2024:

	Shares	Weighted average grant date fair value	Aggregate Intrinsic Value (in thousands)
Balance unvested shares at January 1, 2024	2,174,053	$ 3.68	
Granted	3,294,669	$ 1.24	
Vested	(1,175,585)	$ 4.03	
Forfeited	(575,218)	$ 2.06	
Balance unvested at December 31, 2024	3,717,919	$ 1.65	$ 15,578
Expected to vest at December 31, 2024	3,717,919	$ 1.65	$ 15,578

As of December 31, 2024, total unrecognized compensation expense related to unvested RSUs was $4.3 million, which is expected to be recognized over a weighted-average period of 2.5 years.

As of December 31, 2024 and 2023, there were 214,410 and 593,672, respectively, of RSUs outstanding which vested in 2022 but are subjected to a deferred settlement provision over two years and therefore have not been released. As a result, these RSUs are not included in the table above.

13. SEGMENT REPORTING

The Company has one operating and reporting segment and operates as a product portfolio with a single business platform. In reaching this conclusion, management considered the definition of the Chief Operating Decision Maker ("CODM"); how the business is defined by the CODM; the nature of the information provided to the CODM and how that information is used to make operating decisions; and how resources and performance are assessed. The Company's CODM is the Chief Executive Officer. The results of the operations are provided to and analyzed by the CODM at the Company's level and accordingly, key resource decisions and assessment of performance are performed at the Company's level. The Company has a common management team across all product lines and does not manage these products as individual businesses, and as a result, cash flows are not distinct.

The CODM assesses the Company's performance by using net loss as shown in the consolidated statements of operations and comprehensive loss. The CODM uses net loss in the annual operating plan. The CODM considers budget-to-actual variances on monthly basis for both profit measures when making decisions about the allocation of operating and capital resources, evaluating pricing strategy and to assess performance of the Company.

Since the Company operates as a single operating segment, the consolidated statements of operations and comprehensive loss present the significant expenses. Significant expenses also include direct selling expenses of $40.0 million and $51.8 million, and marketing expenses of $17.1 million and $10.5 million for the years ended December 31, 2024 and 2023, respectively, presented as selling and marketing expenses in the statements of operations and comprehensive loss. The Company has no intra-entity transfers or sales. The other information required under ASC 280, Segment Reporting, is provided in the notes to consolidated financial statements including the Company's products in Note 1, *Description of Business* and Note 3, *Revenues*. In addition, interest income for the years ended December 31, 2024 and 2023 was $0.8 million and $1.3 million, respectively.

14. MAJOR CUSTOMERS, ACCOUNTS RECEIVABLE AND VENDOR CONCENTRATION

The table below represents the Company's major customers that accounted for more than 10% of total net sales for the periods:

| | Year Ended December 31, | |
	2024	2023
Customer A	13%	13%
Customer B	*	10%
Customer C	11%	*

The table below represents the Company's customers that accounted for more than 10% of total accounts receivable, net as of:

	December 31, 2024	December 31, 2023
Customer B	*	13%
Customer C	10%	*
Customer I	*	18%
Customer J	12%	*

The table below represents raw material and finished goods vendors that accounted for more than 10% of all raw material and finished goods purchases for the following periods:

| | Year Ended December 31, | |
	2024	2023
Vendor A	*	21%
Vendor B	*	15%
Vendor C	*	12%
Vendor D	34%	*
Vendor E	27%	*
Vendor F	27%	*
Vendor G	*	16%

The change in vendor concentration during 2024 was driven by the changes made in our supply chain whereby our contract manufacturers are responsible for the procurement of raw materials to produce our products, which are then sold to us as finished goods.

* Less than 10% of total net sales, accounts receivable, net or raw material and finished goods purchases in the respective periods.

15. LOSS PER SHARE

Basic loss per share of Class A common stock is computed by dividing net loss attributable to the Company for the period by the weighted-average number of shares of Class A common stock outstanding during the same period. Diluted loss per share of Class A common stock is computed by dividing net loss attributable to the Company by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities and assumed conversion of Class B common stock into shares of Class A common stock on a one-for-one basis using the if-converted method.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted loss per share of Class A common stock:

(in thousands, except for share and per share amounts)	Year Ended December 31,			
	2024		2023	
Net loss per share:				
Numerator:				
Net loss and comprehensive loss	$	(23,783)	$	(28,322)
Less: net loss attributable to non-controlling interests		3,778		6,828
Add: adjustment to reallocate net loss to controlling interest		58 [1]		800 [1]
Net loss to Zevia PBC - basic	$	(19,947)	$	(20,694)
Denominator:				
Weighted-average shares of Class A common stock outstanding – basic		58,405,992		49,898,784
Add: weighted average shares of vested and unreleased RSUs		277,453 [2]		719,974 [2]
Weighted-average basic and diluted shares		58,683,445		50,618,758
Loss per share of Class A common stock – basic	$	(0.34)	$	(0.41)
Loss per share of Class A common stock – diluted	$	(0.34)	$	(0.41)

[1] The numerator for the basic and diluted loss per share is adjusted for additional losses being attributed to controlling interest as a result of the impacts of vested but unreleased RSUs being included in the denominator of the basic and diluted loss per share.

[2] The denominator for basic and diluted loss per share includes vested and unreleased RSUs as there are no conditions that would prevent these RSUs from being issued in the future as shares of Class A common stock except for the mere passage of time.

Zevia LLC Class B Common Units, stock options and RSUs were evaluated under the treasury stock method for potential dilutive effects and were determined to be anti-dilutive. The following weighted average outstanding shares were excluded from the computation of diluted loss per share available to Class A common stockholders as they were anti-dilutive:

	Year Ended December 31,	
	2024	2023
Zevia LLC Class B units exchangeable to shares of Class A common stock	14,099,368	20,891,366
Stock options	3,110,466	3,407,679
RSUs	3,574,043	2,647,975

16. RESTRUCTURING

In May 2024, the Company initiated certain restructuring actions designed to reduce costs and improve efficiency while continuing to invest in our brand and related initiatives (the "Productivity Initiative"). As a result, the Company recognized $2.1 million of costs primarily related to employee termination expenses, restructuring consulting services, impairment loss of certain assets from sublease arrangement and costs to exit two of our third-party warehouse and distribution facilities during the year ended December 31, 2024. These amounts are included under restructuring in the accompanying consolidated statements of operations and comprehensive loss. Additional restructuring charges or cash expenditures may be incurred as the Company makes further progress on this Productivity Initiative, which we expect to be substantially completed by the first half of 2025. As of December 31, 2024, accrued restructuring costs of $0.4 million are included under accrued expenses and other current liabilities in the consolidated balance sheets. These expenses are expected to be substantially paid at the end of the first quarter of 2025.

As part of the ongoing Productivity Initiative, in January 2025, the Company approved a reduction in workforce and will incur additional restructuring costs of approximately $1.5 million for employee termination, benefits and related taxes.

17. INCOME TAXES AND TAX RECEIVABLE AGREEMENT

Income Taxes

The Company is the managing member of Zevia LLC and as a result, consolidates the financial results of Zevia LLC in the consolidated financial statements of Zevia PBC. Zevia LLC is a pass-through entity for U.S. federal and most applicable state and local income tax purposes following the Reorganization Transactions effected in connection with the IPO. As an entity classified as a partnership for tax purposes, Zevia LLC is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Zevia LLC is passed through to its members, including the Company. The Company is taxed as a C corporation and pays corporate federal, state and local taxes with respect to income allocated from Zevia LLC based on Zevia PBC's economic interest in Zevia LLC, which was 84.2% and 75.8%, as of December 31, 2024 and 2023, respectively.

The provision for income taxes consists of the following:

| | Year Ended December 31, | |
	2024	2023
Current		
Federal	$ —	$ —
State	66	52
Total	66	52
Deferred		
Federal	—	—
State	—	—
Total	—	—
Provision for income taxes	$ 66	$ 52

A reconciliation between the Company's effective tax rate and the applicable U.S. federal statutory income tax rate is summarized as follows:

| | Year Ended December 31, | |
	2024	2023
Tax computed at federal statutory rate	21.0%	21.0%
State tax, net of federal tax benefit	0.8%	1.0%
Permanent items and other	(6.3)%	(0.6)%
Non-controlling interests	(6.7)%	(8.7)%
Equity-based compensation	(4.1)%	(3.5)%
Valuation allowance	(5.0)%	(9.5)%
Effective Tax Rate	(0.3)%	(0.3)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. The components that comprise the Company's net DTAs s consist of the following:

| | Year Ended December 31, | |
	2024	2023
Deferred tax assets		
Investment in Zevia LLC	$ 50,418	$ 53,081
Net operating loss carryforwards	26,723	20,488
Equity-based compensation	1,251	1,795
Other temporary differences	526	177
Total deferred tax assets	78,918	75,541
Valuation allowance for deferred tax assets	(78,918)	(75,541)
Net deferred tax assets	$ —	$ —

The Company records a valuation allowance to reduce DTAs to the amount the Company believes is more likely than not to be realized. The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate sufficient future taxable income against which benefits of the DTAs may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to the Company's ability to generate revenue, gross profits, operating income and taxable income in future periods. The Company has recorded a full valuation allowance of $78.9 and $75.5 million as of December 31, 2024 and 2023, respectively, as it cannot conclude that it is more likely than not that the DTAs will be realized primarily due to the generation of pre-tax book losses from its inception.

The following table summarizes the activity related to the Company's valuation allowance:

| | Year Ended December 31, | |
	2024	2023
Balance, beginning of the year	$ 75,541	$ 72,662
Increases related to current year positions	3,377	2,879
Balance, end of the year	$ 78,918	$ 75,541

As of December 31, 2024, the Company has federal and state net operating loss carryforwards of $110.4 million and $68.1 million, respectively. The federal net operating loss can be carried forward indefinitely but are limited to 80% utilization against future taxable income each year in accordance with the Tax Cuts and Jobs Act of 2017. The state net operating loss carryforwards will begin to expire in 2031 unless previously utilized by the Company.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes.

As of December 31, 2024, the Company has no uncertain tax positions and does not expect a significant change in unrecognized tax benefits during the next 12 months.

The Company is subject to taxation in the U.S. and various states. The Company is not currently under examination by any taxing authorities. Due to the carryover of tax attributes, the statute of limitations is currently open for tax years since inception for Zevia PBC.

On June 27, 2024, California enacted Senate Bill 167. SB 167 suspended the net operating loss deduction for tax years beginning on or after January 1, 2024, and before January 1, 2027. The suspension applies to taxpayers with greater than $1 million in net income for the tax year. There was no material impact from the provisions of SB 167 during the year ended December 31, 2024.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA"), which includes a 15% book-income alternative minimum tax on corporations with average applicable financial statement income over $1 billion for any three year period ending with 2022 or later and a 1% excise tax on the fair market value of stock that is repurchased by publicly-traded U.S. corporations or their specified affiliates. The alternative minimum tax and the excise tax are effective in taxable years beginning after December 31, 2022. The IRA also includes provisions intended to mitigate climate change by, among others, providing tax credit incentives for reductions in greenhouse gas emissions. This legislation did not have a material impact on the consolidated financial statements.

Tax Receivable Agreement

The Company expects to obtain an increase in its share of tax basis in the net assets of Zevia, LLC when Class B units are exchanged by the holders of Class B units for shares of Class A common stock of the Company and upon certain qualifying transactions. Each change in outstanding shares of Class A common stock of the Company results in a corresponding change in the Company's ownership of Class A units of Zevia, LLC. The Company intends to treat any exchanges of Class B units as direct purchases of LLC interests for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that Zevia PBC would otherwise pay in the future to various taxing authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

In connection with the IPO, the Company entered into a Tax Receivable Agreement ("TRA") with continuing members of Zevia LLC and the shareholders of blocker companies ("Blocker Companies") of certain pre-IPO institutional investors ("the Direct Zevia Stockholders"). In the event that such parties exchange any or all of their Class B units for Class A common stock, the TRA requires the Company to make payments to such holders for 85% of the tax benefits realized, or in some cases deemed to be realized, by the Company by such exchange as a result of (i) certain favorable tax attributes acquired from the Blocker Companies in certain mergers (including net operating losses and the Blocker Companies' allocable share of existing tax basis), (ii) increases in tax basis resulting from Zevia PBC's acquisition of continuing member's Zevia LLC units in connection with the IPO and in future exchanges and, (iii) tax basis increases attributable to payments made under the TRA (including tax benefits related to imputed interest). The annual tax benefits are computed by calculating the income taxes due, including such tax benefits, and the income taxes due without such benefits. The Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. The TRA payments are not conditioned upon any continued ownership interest in Zevia LLC or the Company. To the extent that the Company is unable to timely make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid.

The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income the Company generates each year and the tax rate then applicable. The Company calculates the liability under the TRA using a complex TRA model, which includes an assumption related to the fair market value of assets. Payments are generally due under the TRA within a specified period of time following the filing of the Company's tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of the Secured Overnight Financing Rate plus 300 basis points from the due date (without extensions) of such tax return.

The TRA provides that if (i) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur; (ii) there is a material uncured breach of any obligations under the TRA; or (iii) the Company elects an early termination of the TRA, then the TRA will terminate and the Company's obligations, or the Company's successor's obligations, under the TRA will accelerate and become due and payable, based on certain assumptions, including an assumption that the Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA and that any Class B units that have not been exchanged are deemed exchanged for the fair market value of the Company's Class A common stock at the time of termination.

As of December 31, 2024, the Company has concluded, based on applicable accounting standards, that it was more likely than not that its DTAs subject to the TRA would not be realized; therefore, the Company has not recorded a liability related to the tax savings it may realize from utilization of such DTAs. The TRA liability that would be recognized if the associated tax benefits were determined to be fully realizable totaled $56.5 million and $56.2 million at December 31, 2024 and 2023, respectively. The increase in the TRA liability is primarily related to Class B to Class A exchanges during the year ended December 31, 2024. If utilization of the DTAs subject to the TRA becomes more likely than not in the future, the Company will record a liability related to the TRA which will be recognized as expense within its consolidated statements of operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on the foregoing evaluation, management determined that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2024.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP.

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of Registered Public Accounting Firm

This Report does not include an attestation report of our internal controls from our independent registered public accounting firm due to our status as an "emerging growth company" as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012.

Changes in Internal Control over Financial Reporting.

Management determined that as of December 31, 2024, no changes in our internal control over financial reporting had occurred during the fiscal quarter then ended that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information.

(b) None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the quarter ended December 31, 2024, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the information set forth under the captions "Election of Directors," "Corporate Governance," "Executive Officers," "Executive Compensation- Compensation Policies- Insider Trading Policy," "Delinquent Section 16(a) Reports" (if applicable) and "Code of Business Conduct and Ethics" in the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024 (the "2025 Proxy Statement").

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the information set forth under the captions "Director Compensation" and "Executive Compensation" in the 2025 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the information set forth under the captions "Certain Relationships and Related Person Transactions" and "Director Independence and Independence Determinations" in the 2025 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the information set forth under the caption "Principal Accountant Fees and Services" in the 2025 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

The following documents are filed as a part of this Annual Report.

(a) Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The exhibits listed below are filed as part of this Annual Report, or are incorporated herein by reference, in each case as indicated below.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 26, 2021).
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on July 26, 2021).
4.1	Description of Securities (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 11, 2022)
10.1	Thirteenth Amended and Restated Limited Liability Company Agreement of Zevia LLC Agreement dated as of July 21, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Periodic Report on Form 10-Q filed August 13, 2021).
10.2	Tax Receivable Agreement dated as of July 21, 2021 (incorporated by reference to Exhibit 10.2 of the Company's Periodic Report on Form 10-Q filed on August 13, 2021).
10.3	Zevia PBC Eleventh Amended and Restated Registration Rights Agreement dated July 21, 2021 (incorporated by reference to Exhibit 10.3 of the Company's Periodic Report on Form 10-Q, filed on August 13, 2021).
10.4	Form of Indemnification Agreement entered into with Directors and Executive Officers (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1/A filed on July 12, 2021).
10.5#	Zevia PBC 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on July 26, 2021).
10.6#	Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Zevia PBC 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed on July 26, 2021).
10.7#	Form of Nonqualified Stock Options Grant Notice and Standard Terms and Conditions under the Zevia PBC 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 filed on July 26, 2021).
10.8#	Zevia 2020 Incentive Plan (incorporated herein by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 filed on June 25, 2021).
10.9#	Form of Zevia LLC Notice of Restricted Class C Common Unit Award and Restricted Class C Common Unit Agreement (2020) (incorporated herein by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 filed on June 25, 2021).
10.10#	Form of Zevia LLC Notice of Restricted Class C Common Unit Award and Restricted Class C Common Unit Agreement (2021) (incorporated herein by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1 filed on June 25, 2021).
10.11#	Form of Zevia LLC First Amendment to Notice of Restricted Class C Common Unit Award and Restricted Class C Common Unit Agreement (incorporated herein by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 filed on June 25, 2021).
10.12#	Form of Zevia LLC Second Amendment to Notice of Restricted Class C Common Unit Award and Restricted Class C Common Unit Agreement (incorporated herein by reference to Exhibit 10.15 of Company's Annual Report on Form 10-K filed on March 11, 2022).
10.13#	Zevia LLC 2011 Unit Incentive Plan, as amended, and the Form of Unit Option Agreement (incorporated herein by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 filed on June 25, 2021).
10.14#	Form of Zevia LLC 2011 Unit Incentive Plan, as amended, Second Amendment to Unit Option Agreement (incorporated herein by reference to Exhibit 10.17 of Company's Annual Report on Form 10-K filed on March 11, 2022).
10.15#	Form of Zevia LLC 2011 Unit Incentive Plan, as amended, Third Amendment to Unit Option Agreement (incorporated herein by reference to Exhibit 10.18 of Company's Annual Report on Form 10-K filed on March 11, 2022).
10.16#	Form of Zevia LLC Notice of Restricted Phantom Class C Common Unit Award and Restricted Phantom Class C Common Unit Agreement (incorporated herein by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 filed on June 25, 2021).
10.17#	Form of Zevia LLC First Amendment to Notice of Restricted Phantom Class C Common Unit Award and Restricted Phantom Class C Common Unit Agreement (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1/A filed on July 12, 2021).
10.18	Loan and Security Agreement, dated as of February 22, 2022, by and among Zevia LLC, certain of its subsidiaries from time to time joined hereto as borrowers, the financial institutions party thereto from time to time as Lenders and Bank of America, N.A., a national banking association, as agent for the Lenders thereto (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 24, 2022).

10.19#	[Amended and Restated Offer Letter dated June 15, 2022, between Zevia PBC and Amy Taylor (incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2022).](#)
10.20#	[Amended and Restated Severance Agreement dated June 15, 2022, between Zevia PBC and Amy Taylor (incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2022).](#)
10.21#	[Letter Agreement dated February 7, 2024 between Zevia PBC and Girish Satya (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on May 8, 2024).](#)
10.22#	[Severance Agreement dated February 21, 2024 between Zevia PBC and Girish Satya (incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on May 8, 2024).](#)
10.23#*	[Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Zevia PBC 2021 Equity Incentive Plan (for U.S. Employee SVP+)](#)
10.24#*	[Form of Nonqualified Stock Options Grant Notice and Standard Terms and Conditions under the Zevia PBC 2021 Equity Incentive Plan (for U.S. Employee SVP+)](#)
10.25#*	[Form of Restricted Stock Unit Award Grant Notice and Standard Terms and Conditions under the Zevia PBC 2021 Equity Incentive Plan (for Board Director)](#)
10.26	[Conforming Changes Amendment, dated as of September 30, 2024, by Bank of America, N.A. (incorporated herein by reference to Exhibit 10.1 of the Company's Periodic Report on Form 10-Q filed on November 6, 2024)](#)
19.1*	[Zevia Insider Trading Policy (updated June 15, 2023)](#)
21.1*	[Subsidiaries of the Company.](#)
23.1*	[Consent of Independent Registered Accounting Firm](#)
31.1*	[Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
31.2*	[Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
32**	[Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)
97**	[Zevia PBC Clawback Policy](#)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.
** Furnished herewith.
\# Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zevia PBC

By: /s/ Amy E. Taylor
Name: Amy E. Taylor
Title: President and Chief Executive Officer
(Principal Executive Officer)
Date: February 26, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Amy E. Taylor
Name: Amy E. Taylor
Title: President and Chief Executive Officer, Director
(Principal Executive Officer)
Date: February 26, 2025

By: /s/ Girish Satya
Name: Girish Satya
Title: Chief Financial Officer and Principal Accounting Officer
(Principal Financial Officer and Principal Accounting Officer)
Date: February 26, 2025

By: /s/ Padraic Spence
Name: Padraic Spence
Title: Director and Board Chair
Date: February 26, 2025

By: /s/ Rosemary L. Ripley
Name: Rosemary L. Ripley
Title: Director
Date: February 26, 2025

By: /s/ David J. Lee
Name David J. Lee
Title Director
Date February 26, 2025

By: /s/ Alexandre I. Ruberti
Name: Alexandre I. Ruberti
Title: Director
Date: February 26, 2025

By: /s/ Andrew Ruben
Name: Andrew Ruben
Title: Director
Date: February 26, 2025

By: /s/ Justin Shaw
Name: Justin Shaw
Title: Director
Date: February 26, 2025

By: /s/ Julie G. Ruehl
Name: Julie G. Ruehl
Title: Director
Date: February 26, 2025

Exhibit 10.24

Annual Grant – U.S. Employee Form for SVP+

ZEVIA PBC
2021 EQUITY INCENTIVE PLAN

GRANT NOTICE FOR
RESTRICTED STOCK UNIT AWARD

FOR GOOD AND VALUABLE CONSIDERATION, Zevia PBC (the "***Company***"), hereby grants to the Participant named below the number of Restricted Stock Units (the "***RSUs***") specified below (the "***Award***") under the Zevia PBC 2021 Equity Incentive Plan (the "***Plan***"). Each RSU represents the right to receive one share of Common Stock, upon the terms and subject to the conditions set forth in this Grant Notice, the Plan and the Standard Terms and Conditions (the "***Standard Terms and Conditions***") promulgated under such Plan and attached hereto as Exhibit A. This Award is granted pursuant to the Plan and is subject to and qualified in its entirety by the Standard Terms and Conditions. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan.

Name of Participant:	
Grant Date:	
Number of RSUs:	
Vesting Schedule:	Subject to the Plan and the Standard Terms and Conditions, the RSUs shall vest in accordance with the following schedule, so long as the Participant does not incur a Termination of Employment from the Grant Date through each vesting date:

Vesting Date	Percentage of RSUs That Become Vested

By accepting this Grant Notice, the Participant acknowledges that the Participant has received and read, and agrees that this Award shall be subject to, the terms of this Grant Notice, the Plan, and the Standard Terms and Conditions.

ZEVIA PBC

By:_____

Name:

Title:

PARTICIPANT

_____

[Name]

EXHIBIT A

ZEVIA PBC
2021 EQUITY INCENTIVE PLAN

STANDARD TERMS AND CONDITIONS FOR
RESTRICTED STOCK UNITS

These Standard Terms and Conditions apply to the Award of Restricted Stock Units granted pursuant to the Zevia PBC 2021 Equity Incentive Plan (the "*Plan*"), which are evidenced by a Grant Notice or an action of the Committee that specifically refers to these Standard Terms and Conditions. In addition to these Standard Terms and Conditions, the Restricted Stock Units shall be subject to the terms of the Plan, which are incorporated into these Standard Terms and Conditions by this reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan.

1. TERMS OF RESTRICTED STOCK UNITS

Zevia PBC (the "*Company*") has granted to the Participant named in the Grant Notice provided to said Participant herewith (the "*Grant Notice*") an award of Restricted Stock Units (the "*Award*" or "*RSUs*") specified in the Grant Notice, with each Restricted Stock Unit representing the right to receive one share of Common Stock. The Award is subject to the conditions set forth in the Grant Notice, these Standard Terms and Conditions and the Plan. For purposes of these Standard Terms and Conditions and the Grant Notice, any reference to the Company shall include a reference to any Subsidiary.

2. VESTING AND SETTLEMENT OF RESTRICTED STOCK UNITS

(a)   The Award shall not be vested as of the Grant Date set forth in the Grant Notice and shall be forfeitable unless and until otherwise vested pursuant to the terms of the Grant Notice and these Standard Terms and Conditions. After the Grant Date, subject to termination or acceleration as provided in these Standard Terms and Conditions and the Plan, the Award shall become vested as described in the Grant Notice with respect to that number of Restricted Stock Units as set forth in the Grant Notice. Restricted Stock Units that have vested and are no longer subject to forfeiture are referred to herein as "*Vested RSUs*." Restricted Stock Units awarded hereunder that are not vested and remain subject to forfeiture are referred to herein as "*Unvested RSUs*."

(b)   As soon as administratively practicable following the vesting of the RSUs pursuant to the Grant Notice and this Section 2, but in no event later than 30 days after each vesting date, the Company shall deliver to the Participant shares of Common Stock equal to the number of Vested RSUs.

(c)   If the Participant's Termination of Employment is as a result of the Participant's death or Disability, all then Unvested RSUs shall become Vested RSUs effective as of the date of such Termination of Employment.

EXHIBIT A
STANDARD TERMS AND CONDITIONS FOR
RESTRICTED STOCK UNITS

(d)   If the Participant's Termination of Employment is as a result of a Qualifying Termination (as defined below), all then Unvested RSUs shall become Vested RSUs effective as of the date of such Termination of Employment, subject to the Participant's execution and non-revocation of a release of claims, in the form provided by the Company within the time period specified therein.

(e)   Upon the Participant's Termination of Employment for any other reason not set forth in Section 2(c) or 2(d), any then Unvested RSUs held by the Participant shall be forfeited and canceled, for no consideration as of the date of the Participant's Termination of Employment.

(f)   As used in this Section 2:

(i)   "*Good Reason*" has the meaning set forth in the Severance Agreement by and between the Company and the Participant.

(ii)   "*Qualifying Termination*" means the Participant's Termination of Employment by the Company without Cause or by the Participant for Good Reason, in each case, on or within 18 months following the consummation of a Change in Control.

3.   RIGHTS AS STOCKHOLDER; DIVIDEND EQUIVALENTS

(g)   The Participant shall not be, nor have any of the rights or privileges of, a stockholder of the Company in respect of any RSUs (including any voting rights or rights to dividends or distributions paid on shares of Common Stock, except as provided in Section 3(b)) unless and until shares of Common Stock settled for such RSUs shall have been issued by the Company to the Participant (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company).

(h)   Notwithstanding the foregoing, from and after the Grant Date and until the earlier of (i) the Participant's receipt of Common Stock upon settlement of RSUs and (ii) the time when the Participant's right to receive Common Stock upon settlement of RSUs is forfeited, on the date that the Company pays a cash dividend (if any) to holders of Common Stock generally, the Participant shall be entitled, as a Dividend Equivalent, to a number of additional whole RSUs determined by dividing (i) the product of (A) the dollar amount of such cash dividend paid per share of Common Stock and (B) the total number of outstanding RSUs (including dividend equivalents paid thereon) held by the Participant on the record date for such dividend, by (ii) the Fair Market Value per share of Common Stock on the date such dividend is paid to holders of Common Stock generally. Such Dividend Equivalents (if any) shall be subject to the same terms and conditions and shall be settled or forfeited in the same manner and at the same time as the RSUs to which the Dividend Equivalents were credited.

4.   RESTRICTIONS ON RESALES OF SHARES

The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued pursuant to Vested RSUs, including (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other holders and (c) restrictions as to the

use of a specified brokerage firm for such resales or other transfers.

5.   INCOME TAXES

To the extent required by applicable federal, state, local or foreign law, the Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise by reason of the grant or vesting of the RSUs. The Company shall not be required to issue shares or to recognize the disposition of such shares until such obligations are satisfied.

6.   NON-TRANSFERABILITY OF AWARD

Except as permitted by the Committee or as permitted under Section 17 of the Plan, the Award may not be sold, assigned, transferred, pledged or otherwise directly or indirectly encumbered or disposed of other than by will or the laws of descent and distribution.

7.   OTHER AGREEMENTS SUPERSEDED

The Grant Notice, these Standard Terms and Conditions and the Plan constitute the entire understanding between the Participant and the Company regarding the Award. Any prior agreements, commitments or negotiations concerning the Award are superseded.

8.   LIMITATION OF INTEREST IN SHARES SUBJECT TO RESTRICTED STOCK UNITS

Neither the Participant (individually or as a member of a group) nor any beneficiary or other person claiming under or through the Participant shall have any right, title, interest, or privilege in or to any shares of Common Stock allocated or reserved for the purpose of the Plan or subject to the Grant Notice or these Standard Terms and Conditions except as to such shares of Common Stock, if any, as shall have been issued to such person in connection with the Award. Nothing in the Plan, in the Grant Notice, these Standard Terms and Conditions or any other instrument executed pursuant to the Plan shall confer upon the Participant any right to continue in the Company's employ or service nor limit in any way the Company's right to terminate the Participant's employment at any time for any reason.

9.   NO LIABILITY OF COMPANY

The Company and any affiliate which is in existence or hereafter comes into existence shall not be liable to the Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and (b) any tax consequence expected, but not realized, by the Participant or other person due to the receipt or settlement of the Award.

10.   GENERAL

     (i)   In the event that any provision of the Grant Notice or these Standard Terms and Conditions is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal,

valid and enforceable, or otherwise deleted, and the remainder of the Grant Notice and these Standard Terms and Conditions shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(j)   The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Grant Notice or these Standard Terms and Conditions, nor shall they affect its meaning, construction or effect. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan, the Grant Notice or these Standard Terms and Conditions. Unless the context requires otherwise, all references to laws and regulations refer to such laws and regulations as they may be amended from time to time, and references to particular provisions of laws or regulations include a reference to the corresponding provisions of any succeeding law or regulation.

(k)   The Grant Notice and these Standard Terms and Conditions shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(l)   The Grant Notice and these Standard Terms and Conditions shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of law.

(m)   In the event of any conflict between the Grant Notice, these Standard Terms and Conditions and the Plan, the Grant Notice and these Standard Terms and Conditions shall control. In the event of any conflict between the Grant Notice and these Standard Terms and Conditions, the Grant Notice shall control.

(n)   All questions arising under the Plan, the Grant Notice or under these Standard Terms and Conditions shall be decided by the Committee in its total and absolute discretion.

11.   CLAWBACK

The Restricted Stock Units and any shares of Common Stock issued pursuant to the Vested RSUs will be subject to recoupment in accordance with any clawback policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company. By accepting the Award, the Participant is agreeing to be bound by any such clawback policy, as in effect or as may be adopted and/or modified from time to time by the

Company in its discretion.

12.   ELECTRONIC DELIVERY

By executing the Grant Notice, the Participant hereby consents to the delivery of information (including information required to be delivered to the Participant pursuant to applicable securities laws) regarding the Company and the Subsidiaries, the Plan, and the Restricted Stock Units via Company web site or other electronic delivery.

Exhibit 10.25

Annual Grant – U.S. Employee Form for SVP+

ZEVIA PBC
2021 EQUITY INCENTIVE PLAN

GRANT NOTICE FOR
NONQUALIFIED STOCK OPTIONS

FOR GOOD AND VALUABLE CONSIDERATION, Zevia PBC (the "***Company***") hereby grants to the Participant named below the Nonqualified Stock Option (the "***Option***") to purchase any part or all of the number of shares of Common Stock that are covered by this Option at the Exercise Price per share, each specified below, and upon the terms and subject to the conditions set forth in this Grant Notice, the Zevia PBC 2021 Equity Incentive Plan (the "***Plan***") and the Standard Terms and Conditions (the "***Standard Terms and Conditions***") promulgated under such Plan and attached hereto as Exhibit A. This Option is granted pursuant to the Plan and is subject to and qualified in its entirety by the Standard Terms and Conditions. This Option is not intended to qualify as an incentive stock option under Section 422 of the Code. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan.

Name of Participant:	
Grant Date:	
Number of Shares of Common Stock covered by Option:	
Exercise Price Per Share:	
Expiration Date:	
Vesting Schedule:	Subject to the Plan and the Standard Terms and Conditions, the Option shall vest and become exercisable in accordance with the following schedule, so long as the Participant does not incur a Termination of Employment from the Grant Date through each vesting date:

Vesting Date	Cumulative Percentage of the Option That Is Exercisable

By accepting this Grant Notice, the Participant acknowledges that the Participant has received and read, and agrees that this Option shall be subject to, the terms of this Grant Notice, the Plan and the Standard Terms and Conditions.

ZEVIA PBC

By:_____
Name:
Title:

PARTICIPANT

_____
[Name]

ZEVIA PBC
2021 EQUITY INCENTIVE PLAN

**STANDARD TERMS AND CONDITIONS FOR
NONQUALIFIED STOCK OPTIONS**

These Standard Terms and Conditions apply to the Options granted pursuant to the Zevia PBC 2021 Equity Incentive Plan (the "***Plan***"), which are identified as nonqualified stock options and are evidenced by a Grant Notice or an action of the Committee that specifically refers to these Standard Terms and Conditions. In addition to these Standard Terms and Conditions, the Option shall be subject to the terms of the Plan, which are incorporated into these Standard Terms and Conditions by this reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan.

1.   TERMS OF OPTION

Zevia PBC (the "***Company***") has granted to the Participant named in the Grant Notice provided to said Participant herewith (the "***Grant Notice***") a Nonqualified Stock Option (the "***Option***") to purchase up to the number of shares of Common Stock at a per share Exercise Price, each as set forth in the Grant Notice. The Option is subject to the conditions set forth in the Grant Notice, these Standard Terms and Conditions, and the Plan. For purposes of these Standard Terms and Conditions and the Grant Notice, any reference to the Company shall include a reference to any Subsidiary.

2.   NONQUALIFIED STOCK OPTION

The Option is not intended to be an incentive stock option under Section 422 of the Code and will be interpreted accordingly.

3.   EXERCISE OF OPTION

(a)   The Option shall not be exercisable as of the Grant Date set forth in the Grant Notice. After the Grant Date, to the extent not previously exercised, and subject to termination or acceleration as provided in these Standard Terms and Conditions and the Plan, the Option shall be exercisable only to the extent it is or becomes vested, as described in the Grant Notice, to purchase up to that number of shares of Common Stock as set forth in the Grant Notice; provided, that (except as set forth in Section 4(a)) the Participant remains employed with the Company and does not experience a Termination of Employment. The vesting period and/or exercisability of the Option may be adjusted by the Committee to reflect the decreased level of employment during any period in which the Participant is on an approved leave of absence or is employed on a less than full time basis.

(b)   To exercise the Option (or any part thereof), the Participant shall deliver to the Company a "Notice of Exercise" in a form specified by the Committee, specifying the number of whole shares of Common Stock that the Participant wishes to purchase and how the Participant's

shares of Common Stock should be registered (in the Participant's name only or in the Participant's and the Participant's spouse's names as community property or as joint tenants with right of survivorship).

(c)   The exercise price (the "*Exercise Price*") of the Option is set forth in the Grant Notice. The Company shall not be obligated to issue any shares of Common Stock until the Participant shall have paid the total Exercise Price for that number of shares of Common Stock. The Exercise Price may be paid in Common Stock, cash or a combination thereof, including an irrevocable commitment by a broker to pay over such amount from a sale of the Common Stock issuable under the Option, the delivery of previously owned Common Stock, withholding of shares of Common Stock otherwise deliverable upon exercise of the Option (but only to the extent share withholding is made available to the Participant by the Company), or in such other manners as may be permitted by the Committee.

(d)   Fractional shares may not be exercised. Shares of Common Stock will be issued as soon as practical after exercise. Notwithstanding the above, the Company shall not be obligated to deliver any shares of Common Stock during any period when the Company determines that the exercisability of the Option or the delivery of shares of Common Stock hereunder would violate Company policy or any federal, state or other applicable laws.

4.   EXPIRATION OF OPTION; ACCELERATED VESTING

The Option shall expire and cease to be exercisable as of the earlier of (i) the Expiration Date set forth in the Grant Notice or (ii) the date specified below in connection with the Participant's Termination of Employment:

(a)   If the Participant's Termination of Employment is as a result of the Participant's death or Disability, (i) the entire Option shall be fully vested and exercisable and (ii) the Participant may exercise any portion of the Option until the date that is 12-months following the Termination Date.

(b)   If the Participant's Termination of Employment is as a result of a Qualifying Termination (as defined below), (i) subject to the Participant's execution and non-revocation of a release of claims, in a form provided by the Company within the time period specified therein, the entire Option shall be fully vested and exercisable and (ii) the Participant may exercise any portion of the Option until the date that is 90 days following the Termination Date.

(c)   If the Participant's Termination of Employment is by the Company for Cause, the entire Option, whether or not then vested and exercisable, shall be immediately forfeited and canceled, for no consideration, as of Termination Date.

(d)   If the Participant's Termination of Employment is for any reason other than as set forth in Section 4(a), 4(b) or 4(c), the Participant may exercise any portion of the Option that is vested and exercisable as of the Termination Date until the date that is 90 days following the Termination Date.

(e)   Any portion of the Option that is not vested and exercisable at the time of a Termination of Employment (after taking into account any accelerated vesting under this Section

4, the Grant Notice, Section 16 of the Plan or any other agreement between the Participant and the Company) shall be forfeited and canceled, for no consideration, as of the Termination Date.

(f)   As used in this Section 4:

(i)   "*Good Reason*" has the meaning set forth in the Severance Agreement by and between the Company and the Participant.

(ii)   "*Qualifying Termination*" means the Participant's Termination of Employment by the Company without Cause or by the Participant for Good Reason, in each case, on or within 18 months following the consummation of a Change in Control.

(iii)   "*Termination Date*" means the date of the Participant's Termination of Employment.

5.   RESTRICTIONS ON RESALES OF SHARES ACQUIRED PURSUANT TO OPTION EXERCISE

The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued as a result of the exercise of the Option, including (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other optionholders and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

6.   INCOME TAXES

The Company shall not deliver shares of Common Stock in respect of the exercise of any Option unless and until the Participant has made arrangements satisfactory to the Company to satisfy applicable withholding tax obligations. Unless the Participant pays the withholding tax obligations to the Company by cash or check in connection with the exercise of the Option (including an irrevocable commitment by a broker to pay over such amount from a sale of the Common Stock issuable under the Option), withholding may be effected, at the Company's election, by withholding Common Stock issuable in connection with the exercise of the Option (provided that shares of Common Stock may be withheld only to the extent that such withholding will not result in adverse accounting treatment for the Company). The Participant acknowledges that the Company shall have the right to deduct any taxes required to be withheld by law in connection with the exercise of the Option from any amounts payable by it to the Participant (including future cash wages).

7.   NON-TRANSFERABILITY OF OPTION

Except as permitted by the Committee or as permitted under Section 17 of the Plan, the Participant may not assign or transfer the Option to anyone other than by will or the laws of descent and distribution and the Option shall be exercisable only by the Participant during his or her lifetime. The Company may cancel the Option if the Participant attempts to assign or transfer it in a manner inconsistent with this Section 7.

8.   OTHER AGREEMENTS SUPERSEDED

The Grant Notice, these Standard Terms and Conditions and the Plan constitute the entire understanding between the Participant and the Company regarding the Option. Any prior agreements, commitments or negotiations concerning the Option are superseded.

9.   LIMITATION OF INTEREST IN SHARES SUBJECT TO OPTION

Neither the Participant (individually or as a member of a group) nor any beneficiary or other person claiming under or through the Participant shall have any right, title, interest, or privilege in or to any shares of Common Stock allocated or reserved for the purpose of the Plan or subject to the Grant Notice or these Standard Terms and Conditions except as to such shares of Common Stock, if any, as shall have been issued to such person upon exercise of the Option or any part of it. Nothing in the Plan, in the Grant Notice, these Standard Terms and Conditions or any other instrument executed pursuant to the Plan shall confer upon the Participant any right to continue in the Company's employ or service nor limit in any way the Company's right to terminate the Participant's employment at any time for any reason.

10.   NO LIABILITY OF COMPANY

The Company and any affiliate which is in existence or hereafter comes into existence shall not be liable to the Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and (b) any tax consequence expected, but not realized, by the Participant or other person due to the receipt, exercise or settlement of any Option granted hereunder.

11.   GENERAL

(a)   In the event that any provision of the Grant Notice or these Standard Terms and Conditions is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the Grant Notice and these Standard Terms and Conditions shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(b)   The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Grant Notice and these Standard Terms and Conditions, nor shall they affect its meaning, construction or effect. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument

or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan, the Grant Notice or these Standard Terms and Conditions. Unless the context requires otherwise, all references to laws and regulations refer to such laws and regulations as they may be amended from time to time, and references to particular provisions of laws or regulations include a reference to the corresponding provisions of any succeeding law or regulation.

(c)   The Grant Notice and these Standard Terms and Conditions shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(d)   The Grant Notice and these Standard Terms and Conditions shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of law.

(e)   In the event of any conflict between the Grant Notice, these Standard Terms and Conditions and the Plan, the Grant Notice and these Standard Terms and Conditions shall control. In the event of any conflict between the Grant Notice and these Standard Terms and Conditions, the Grant Notice shall control.

(f)   All questions arising under the Plan, the Grant Notice or under these Standard Terms and Conditions shall be decided by the Committee in its total and absolute discretion.

12.   CLAWBACK

The Option and any shares of Common Stock issued upon exercise of the Option will be subject to recoupment in accordance with any clawback policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company. By accepting the Option, the Participant is agreeing to be bound by any such clawback policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion.

13.   ELECTRONIC DELIVERY

By executing the Grant Notice, the Participant hereby consents to the delivery of information (including information required to be delivered to the Participant pursuant to applicable securities laws) regarding the Company and the Subsidiaries, the Plan, the Option and the Common Stock via Company web site or other electronic delivery.

Exhibit 10.26

Annual Grant – Director Form

ZEVIA PBC
2021 EQUITY INCENTIVE PLAN

GRANT NOTICE FOR
RESTRICTED STOCK UNIT AWARD

(BOARD DIRECTOR)

FOR GOOD AND VALUABLE CONSIDERATION, Zevia PBC (the "***Company***"), hereby grants to the Participant named below the number of Restricted Stock Units (the "***RSUs***") specified below (the "***Award***") under the Zevia PBC 2021 Equity Incentive Plan (the "***Plan***"). Each RSU represents the right to receive one share of Common Stock, upon the terms and subject to the conditions set forth in this Grant Notice, the Plan and the Standard Terms and Conditions (the "***Standard Terms and Conditions***") promulgated under such Plan and attached hereto as <u>Exhibit A</u>. This Award is granted pursuant to the Plan and is subject to and qualified in its entirety by the Standard Terms and Conditions. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan.

Name of Participant:	
Grant Date:	
Number of RSUs:	
Vesting Schedule:	Subject to the Plan and the Standard Terms and Conditions, the RSUs shall vest on the earlier to occur of (i) the first anniversary of the Grant Date or (ii) the Company's next annual meeting of stockholders, in each case, so long as the Participant does not incur a Termination of Employment from the Grant Date through such vesting date.

By accepting this Grant Notice, the Participant acknowledges that the Participant has received and read, and agrees that this Award shall be subject to, the terms of this Grant Notice, the Plan, and the Standard Terms and Conditions.

ZEVIA PBC

By:_____
Name:
Title:

PARTICIPANT

_____
[Name]

EXHIBIT A

ZEVIA PBC
2021 EQUITY INCENTIVE PLAN

STANDARD TERMS AND CONDITIONS FOR
RESTRICTED STOCK UNITS

(BOARD DIRECTOR)

These Standard Terms and Conditions apply to the Award of Restricted Stock Units granted pursuant to the Zevia PBC 2021 Equity Incentive Plan (the "***Plan***"), which are evidenced by a Grant Notice or an action of the Committee that specifically refers to these Standard Terms and Conditions. In addition to these Standard Terms and Conditions, the Restricted Stock Units shall be subject to the terms of the Plan, which are incorporated into these Standard Terms and Conditions by this reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan.

1. TERMS OF RESTRICTED STOCK UNITS

Zevia PBC (the "***Company***") has granted to the Participant named in the Grant Notice provided to said Participant herewith (the "***Grant Notice***") an award of Restricted Stock Units (the "***Award***" or "***RSUs***") specified in the Grant Notice, with each Restricted Stock Unit representing the right to receive one share of Common Stock. The Award is subject to the conditions set forth in the Grant Notice, these Standard Terms and Conditions and the Plan. For purposes of these Standard Terms and Conditions and the Grant Notice, any reference to the Company shall include a reference to any Subsidiary.

2. VESTING AND SETTLEMENT OF RESTRICTED STOCK UNITS

(a)   The Award shall not be vested as of the Grant Date set forth in the Grant Notice and shall be forfeitable unless and until otherwise vested pursuant to the terms of the Grant Notice and these Standard Terms and Conditions. After the Grant Date, subject to termination or acceleration as provided in these Standard Terms and Conditions and the Plan, the Award shall become vested as described in the Grant Notice with respect to that number of Restricted Stock Units as set forth in the Grant Notice. Restricted Stock Units that have vested and are no longer subject to forfeiture are referred to herein as "***Vested RSUs***." Restricted Stock Units awarded hereunder that are not vested and remain subject to forfeiture are referred to herein as "***Unvested RSUs***."

(b)   As soon as administratively practicable following the vesting of the RSUs pursuant to the Grant Notice and this Section 2, but in no event later than 30 days after each vesting date, the Company shall deliver to the Participant shares of Common Stock equal to the number of Vested RSUs.

(c)   If the Participant's Termination of Employment is as a result of the Participant's

death or Disability, all of the Unvested RSUs shall become Vested RSUs effective as of the date of such Termination of Employment.

(d)   In the event of a Change in Control, all then Unvested RSUs shall become Vested RSUs effective as of immediately prior to the consummation of such Change in Control.

(e)   Upon the Participant's Termination of Employment for any other reason not set forth in Section 2(c), any then Unvested RSUs held by the Participant shall be forfeited and canceled, for no consideration as of the date of the Participant's Termination of Employment.

3.   RIGHTS AS STOCKHOLDER; DIVIDEND EQUIVALENTS

(f)   The Participant shall not be, nor have any of the rights or privileges of, a stockholder of the Company in respect of any RSUs (including any voting rights or rights to dividends or distributions paid on shares of Common Stock, except as provided in Section 3(b)) unless and until shares of Common Stock settled for such RSUs shall have been issued by the Company to the Participant (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company).

(g)   Notwithstanding the foregoing, from and after the Grant Date and until the earlier of (i) the Participant's receipt of Common Stock upon settlement of RSUs and (ii) the time when the Participant's right to receive Common Stock upon settlement of RSUs is forfeited, on the date that the Company pays a cash dividend (if any) to holders of Common Stock generally, the Participant shall be entitled, as a Dividend Equivalent, to a number of additional whole RSUs determined by dividing (i) the product of (A) the dollar amount of such cash dividend paid per share of Common Stock and (B) the total number of outstanding RSUs (including dividend equivalents paid thereon) held by the Participant on the record date for such dividend, by (ii) the Fair Market Value per share of Common Stock on the date such dividend is paid to holders of Common Stock generally. Such Dividend Equivalents (if any) shall be subject to the same terms and conditions and shall be settled or forfeited in the same manner and at the same time as the RSUs to which the Dividend Equivalents were credited.

4.   RESTRICTIONS ON RESALES OF SHARES

The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued pursuant to Vested RSUs, including (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other holders and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

5.   INCOME TAXES

To the extent required by applicable federal, state, local or foreign law, the Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise by reason of the grant or vesting of the RSUs. The Company shall not be required to issue shares or to recognize the disposition of such shares until such obligations are satisfied.

6. NON-TRANSFERABILITY OF AWARD

Except as permitted by the Committee or as permitted under Section 17 of the Plan, the Award may not be sold, assigned, transferred, pledged or otherwise directly or indirectly encumbered or disposed of other than by will or the laws of descent and distribution.

7. OTHER AGREEMENTS SUPERSEDED

The Grant Notice, these Standard Terms and Conditions and the Plan constitute the entire understanding between the Participant and the Company regarding the Award. Any prior agreements, commitments or negotiations concerning the Award are superseded.

8. LIMITATION OF INTEREST IN SHARES SUBJECT TO RESTRICTED STOCK UNITS

Neither the Participant (individually or as a member of a group) nor any beneficiary or other person claiming under or through the Participant shall have any right, title, interest, or privilege in or to any shares of Common Stock allocated or reserved for the purpose of the Plan or subject to the Grant Notice or these Standard Terms and Conditions except as to such shares of Common Stock, if any, as shall have been issued to such person in connection with the Award. Nothing in the Plan, in the Grant Notice, these Standard Terms and Conditions or any other instrument executed pursuant to the Plan shall confer upon the Participant any right to continue in the Company's employ or service nor limit in any way the Company's right to terminate the Participant's employment at any time for any reason.

9. NO LIABILITY OF COMPANY

The Company and any affiliate which is in existence or hereafter comes into existence shall not be liable to the Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and (b) any tax consequence expected, but not realized, by the Participant or other person due to the receipt or settlement of the Award.

10. GENERAL

(h) In the event that any provision of the Grant Notice or these Standard Terms and Conditions is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the Grant Notice and these Standard Terms and Conditions shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(i) The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Grant Notice or these Standard Terms and Conditions, nor shall they affect its meaning, construction or effect. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word

"including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan, the Grant Notice or these Standard Terms and Conditions. Unless the context requires otherwise, all references to laws and regulations refer to such laws and regulations as they may be amended from time to time, and references to particular provisions of laws or regulations include a reference to the corresponding provisions of any succeeding law or regulation.

(j)   The Grant Notice and these Standard Terms and Conditions shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(k)   The Grant Notice and these Standard Terms and Conditions shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of law.

(l)   In the event of any conflict between the Grant Notice, these Standard Terms and Conditions and the Plan, the Grant Notice and these Standard Terms and Conditions shall control. In the event of any conflict between the Grant Notice and these Standard Terms and Conditions, the Grant Notice shall control.

(m)   All questions arising under the Plan, the Grant Notice or under these Standard Terms and Conditions shall be decided by the Committee in its total and absolute discretion.

11.   CLAWBACK

The Restricted Stock Units and any shares of Common Stock issued pursuant to the Vested RSUs will be subject to recoupment in accordance with any clawback policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company. By accepting the Award, the Participant is agreeing to be bound by any such clawback policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion.

12.   ELECTRONIC DELIVERY

By executing the Grant Notice, the Participant hereby consents to the delivery of information (including information required to be delivered to the Participant pursuant to applicable securities laws) regarding the Company and the Subsidiaries, the Plan, and the Restricted Stock Units via Company web site or other electronic delivery.



Exhibit 19.1

INSIDER TRADING POLICY

(updated June 15, 2023)

I.   INTRODUCTION

Zevia PBC (the "Company" or "Zevia") is listed on the New York Stock Exchange (the "NYSE"), and is subject to its rules, as well as the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). U.S. federal and state laws prohibit buying, selling, gifting or making other transfers of securities by persons who have material, nonpublic information that is not generally known or available to the public ("Material Nonpublic Information"). These laws also prohibit persons with such Material Nonpublic Information from disclosing this information to others who trade.

The Company has adopted the following policy (this "Policy") regarding trading in securities by all of its directors, officers, employees, consultants and contractors (together, "Company Personnel") as well as their family members who reside with them, anyone else who lives in their household, and any family members who do not live in their household but whose transactions in Company securities (as defined below) are directed by them or are subject to their influence or control (collectively, "Family Members"), and corporations or other business entities controlled, influenced or managed by them or their Family Members, and trusts for which such persons are a trustee or in which they have a beneficial or pecuniary interest (collectively, "Controlled Entities," and together with "Company Personnel" and "Family Members," "Insiders"). Unless otherwise indicated, all references to "you" in this Policy should be read to include all of your Family Members and Controlled Entities.

The principles discussed in this Policy also apply to non-public information that you obtain in the course of your employment or other involvement with the Company about another public company (such as a client, customer or a company with which Zevia is involved in a transaction). If you obtain Material Nonpublic Information about another public company, then you must not trade in the securities of that company until the information has been publicly disseminated or is no longer material.

No Exceptions. The prohibition against trading while in possession of Material Nonpublic Information is absolute and unconditional. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to high standards of conduct.

Individual Responsibility. You are responsible for ensuring that you (as well as your Family Members and Controlled Entities) do not violate U.S. federal or state securities laws or this Policy. The Company has designed this Policy to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.

If you violate the insider trading laws, you may be subject to criminal charges, which may carry severe penalties, including imprisonment for up to 20 years. You may also have to pay civil fines for up to

three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. In addition, the Company may face civil penalties up to the greater of $1 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million.

Both the SEC and the NYSE are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out the Company's policy in the area of insider trading and should be read carefully and complied with fully.

This Policy applies to transactions, whether direct or indirect, in Zevia's securities, including its common stock, options to purchase common stock, restricted stock or restricted stock units, or any other type of securities that Zevia may issue, including but not limited to preferred stock and convertible debentures, as well as derivative securities relating to Zevia but that are not issued by Zevia, such as exchange-traded put or call options or swaps relating to Zevia securities (collectively referred to as "Zevia securities" or "Company securities").

When this Policy refers to another entity's "securities," it similarly refers to its common stock, options to purchase common stock or any other type of securities that the entity may issue, as well as derivative securities relating to that company but that are not issued by that entity.

All Company Personnel will be required to certify their understanding of and intent to comply with this Policy by signing the Receipt and Acknowledgement attached hereto periodically.

The Company will review, evaluate and revise this Policy from time to time in light of regulatory changes, developments in the Company's business and other factors.

II. TRADING POLICIES AND PROCEDURES

A. No Trading on Material Nonpublic Information; No "Tipping" Others

1. *General Prohibition*. You cannot, directly or indirectly, engage in transactions in Zevia securities when you have Material Nonpublic Information about Zevia. For guidance on what is "material" or "nonpublic," see Section II.B.1 below.

This prohibition against illegal "insider trading" also applies to transactions in the securities of other entities when you learn the Material Nonpublic Information about such entities as a result of your employment or other association with Zevia. Examples include learning Material Nonpublic Information from the Company's customers and suppliers, or another entity with which the Company is negotiating a major transaction, such as a joint venturer, strategic partner or acquisition target.

2. *No Tipping*. You must not convey Material Nonpublic Information about the Company or another company to anyone else, including family members. You must not recommend that anyone purchase or sell any company's securities while you are aware of Material Nonpublic Information about that company. These practices, known as "tipping," also violate the U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This Policy against "tipping" applies to information about the Company and its securities, as well as to information about other entities you learn as a result of your employment or other association with Zevia. Persons with whom you have a history, pattern or practice of sharing confidences—such as family members, close friends and financial and personal counselors—may be presumed to act on the basis of information known to the Insider; therefore, special care should be taken so that Material Nonpublic Information is not disclosed to such persons. This Policy does not restrict legitimate business communications on a "need to know" basis. Material Nonpublic Information, however, should not be disclosed to persons outside the Company unless you are specifically authorized to disclose such information and such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company.

3. *No Short-Term or Speculative Trading*. It is against Company policy for you to engage in short-term or speculative transactions in Company securities. As such, you may not engage in: (a) short-term trading (generally defined as selling Company securities within six months following a purchase); (b) short sales (selling Company securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) hedging transactions (such as "cashless" collars, forward sales, equity swaps and other similar arrangements). Additionally, because securities held in a margin account or pledged as collateral may be sold without your consent, if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, you should exercise caution when including Company securities in a margin account or pledging Company securities as collateral for a loan. As such, the Company prohibits its directors and Section 16 Officers (as defined below) from pledging Company securities.

As stated above, these restrictions also apply to your Family Members and Controlled Entities. The SEC and federal prosecutors may presume that trading by Family Members or Controlled Entities is based on information you supplied and may treat any such transactions as if you had traded yourself.

There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

For purposes of this Policy, references to "trading" and "transactions" include, among other things:

- purchases and sales of Company securities in public markets;

- sales of Company securities obtained through the exercise of employee stock options granted by the Company;

- making gifts of Company securities; and

- using Company securities to secure a loan.

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy as long as (a) the Insider does not control the investment decisions on individual stocks within the fund and (b) Company securities do not represent a substantial portion of the assets of the fund.

In addition, transactions pursuant to a Rule 10b5-1 Trading Plan (as defined below) and this Policy are subject to certain exceptions and requirements set forth below.

Insiders should consult the Company's Senior Vice President, General Counsel and Corporate Secretary (the "GC") if they have any questions.

4.   *Company Transactions*

From time to time, the Company may engage in transactions in its own securities. It is the Company's policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities.

B.   What is "Material Nonpublic Information"? When is Information "Public"?

1.   *Material Information*

Material information generally means information that a reasonable investor would consider important in making an investment decision to buy, hold or sell securities. Either positive or negative information may be material. Any information that could reasonably be expected to affect the Company's stock price should be considered material.

Depending on the circumstances, common examples of information that may be material include:
- significant new product developments, innovations or discoveries;

- significant interactions, approval or rulings by a regulatory agency relating to the Company or a Company product;

- earnings, revenue or similar financial information;

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- unexpected financial results;

- unpublished financial reports or projections;

- extraordinary borrowing or liquidity problems;

- changes in control or sale of all or part of the Company's business;

- changes in directors, senior management or auditors;

- information about current, proposed or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;

- changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption or repurchase of securities;

- negotiations regarding an important license, distribution agreement, joint venture or collaboration agreement;

- material defaults under agreements or actions by creditors, clients or suppliers relating to a company's credit rating;

- information about major contracts;

- product recalls;

- impending financial problems;

- the interruption of production or other aspects of a company's business as a result of an accident, fire, natural disaster or breakdown of labor negotiations;

- major environmental incidents;

- significant developments related to the Company's ESG initiatives and reporting;

- institution of, or developments in, major litigation, investigations or regulatory actions or proceedings;

- any of the information described above to the extent applicable to the Company's affiliates; and

- the imposition of a trading "blackout" by Zevia on transactions in Zevia securities.

Federal and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. The mere fact that a person is aware of Material Nonpublic Information is a bar to trading. It is no excuse that such person's reasons for trading were not based on the Material Nonpublic Information. If you have questions regarding specific transactions, please contact the GC.

2.   *Nonpublic Information*

Nonpublic information is information that is not generally known by or available to the public. We consider information to be available to the public only when:

- it has been released to the public by the Company through appropriate channels, such as by means of a press release distributed through a widely circulated news or wire service, such as Dow Jones or Bloomberg, or a filing with the SEC; and

- two full trading days have lapsed following the time of public disclosure.

- The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered "generally available to the public" even when the information is accurate.

C.   Unauthorized Disclosure; Prohibition on Certain Public Speaking

All Company Personnel must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until it is publicly disclosed by the Company. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as Family Members, other relatives, or business or social acquaintances.

In addition, you are prohibited from participating as an "expert," consultant, advisor, and/or in any capacity for an "expert network" and/or any other outside firm which compensates individuals for speaking with investors and other investment professionals. This prohibition is designed to protect the Company, its stockholders and you. Indeed, United States criminal authorities and the SEC have prosecuted numerous public company employees who received monetary compensation by expert networks to speak with investors and disclose confidential company information which investors then used for trading purposes.

Legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company's Guidelines For Public Disclosures and Communications With The Investment Community. If you receive inquiries of this nature, you should refer them to the Chief Financial Officer (the "CFO"), the GC or the Company's Investor Relations personnel. At any time when the Company does not have an active CFO, the duties and responsibilities assigned to the CFO under this Policy shall be performed by the individual performing the function of the Company's principal financial officer.

D. When and How to Trade Company Stock

1.   *Overview*

All Insiders are subject to the Trading Window policy described below. Directors, officers, as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such officers, "Section 16 Officers," and together with directors, "Section 16 Persons"), and certain other employees and consultants who are so designated by the GC from time to time (such designated employees and consultants, together with Section 16 Persons, and each of their respective Family Members and Controlled Entities, "Restricted Persons") are for purposes of this Policy required to comply with the additional pre-clearance restrictions covered below.

2.   *Trading Windows*

Subject to the exception related to Rule 10b5-1 Trading Plans (as defined below), all Insiders may trade in Company securities only from the date that is two (2) full business days after earnings is publicly released to the close of business on the date that is two (2) weeks prior to the end of each quarter (such period, the "Trading Window"). For example, if Zevia publicly releases earnings results at the open of market on a Friday, then trading in Zevia securities may commence at the open of market on the following Tuesday. The Company reserves the right to adjust the opening and closing of the Trading Windows from time to time or determine not to open a particular Trading Window.

However, even if a Trading Window is open, you may not trade in Company securities if you are aware of Material Nonpublic Information about the Company. In addition, if you are subject to the Company's pre-clearance policy (described below), you must pre-clear transactions even if you initiate them when the Trading Window is open.

Generally, all pending purchase and sale orders regarding Company securities that could be executed while the Trading Window is open must be cancelled before it closes.

In light of these restrictions, if you expect a need to sell Company securities at a specific time in the future, including executing sales to satisfy tax withholding obligations in connection with the exercise of stock options, vesting of restricted stock or settlement of restricted stock units in the future, you may wish to consider entering into a prearranged Rule 10b5-1 Trading Plan, as discussed below.

3.   *Special "Blackout" Periods*

Zevia may, from time to time, during a Trading Window, close trading (or delay, not open or close early a Trading Window) due to developments (such as a significant event or transaction) during which there may exist Material Nonpublic Information about Zevia or a company with which the Company is considering a transaction. This is referred to as a "special blackout period." In such cases, the Company may notify particular individuals that they should not engage in any transactions involving the purchase, sale or other transaction in Company securities. You should not disclose to others the fact that trading has been prohibited. These blackout periods, which will vary in length, will be determined by the GC, and will be communicated to the appropriate personnel via e-mail. Termination of a blackout period will also be communicated to the appropriate personnel via e-mail.

It is not the Company's policy to impose special blackout periods every time that Material Nonpublic Information exists, or every time that an Insider may be in the possession of Material

Nonpublic Information. Thus, the absence of a special blackout period should not be interpreted as permission to trade. In addition, if you are subject to the Company's pre-clearance policy (described below), you must pre-clear transactions.

In light of these restrictions, if you expect a need to sell Company stock at a specific time in the future, including executing sales to satisfy tax withholding obligations in connection with the exercise of stock options, vesting of restricted stock or settlement of restricted stock units in the future, you may wish to consider entering into a prearranged Rule 10b5-1 Trading Plan, as discussed below.

4.   *Pre-Clearance of Trades*

The Company requires all Restricted Persons to contact the GC in advance of effecting any purchase, sale, gift or other trading of Company securities, other than transactions made under an approved Rule 10b5-1 Trading Plan pursuant to Section II.E below. All requests must be submitted to the GC at least two business days in advance of the proposed transaction.[1] For the avoidance of doubt, there should be no presumption that the GC will grant any or all pre-clearance requests and there shall be no obligation to inform Restricted Persons of the reasons for any request approval or denial. **This pre-clearance policy applies to Restricted Persons even if they are initiating a transaction while a blackout period is not in place.**

If a transaction is approved under the pre-clearance policy, the transaction must be executed by the end of the second full trading day after the approval is obtained, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again by the GC before it may be executed.

If a proposed transaction is not approved under the pre-clearance policy, you may not transact in Company securities, and you should not inform anyone within or outside of the Company of the restriction. Any transaction under a Rule 10b5-1 Trading Plan (discussed below) will not require pre-clearance at the time of the transaction, but the adoption, amendment, modification or termination of such Rule 10b5-1 Trading Plan is subject to the pre-clearance and other restrictions set forth below and Appendix A, "Guidelines for Rule 10b5-1 Trading Plans."

5.   *Exceptions*

The restrictions contained in this Policy shall not apply to:

- the exercise of Company stock options or the exchange of profits interests or other units into Company common stock if (a) no shares are to be sold to third parties or (b) there is only a "net exercise" (defined as the Company withholding shares to satisfy your tax obligations or to cover the exercise price or equivalent);

- "sell to cover" transactions involving a sale of shares of common stock directed by the Company in its sole discretion in order to cover the Company's or such individual's or

---

[1]   Transactions by the GC (or the GC's Family Members and Controlled Entities) are required to be approved in advance by the Chief Executive Officer (the "CEO"), CFO or any deputy, assistant or associate general counsel in consultation with either the CEO or CFO.

entity's withholding tax obligations in connection with the grant, vesting or settlement of equity awards pursuant to the Company's equity incentive plans and agreements, for example, from the vesting or settlement of restricted stock units under such plans or exchange of units into shares of Common Stock;

- the vesting of Company stock options, restricted stock, restricted stock units, phantom units or other equity incentive awards according to their terms;

- the withholding of shares to satisfy the exercise price or a tax withholding obligation upon the grant, vesting or settlement of equity awards pursuant to the Company's equity incentive plans and agreements, for example, from the vesting or settlement of restricted stock units under such plans or exchange of units into shares of Common Stock;

- the exchange of units into the Company's common stock (without selling the common stock);

- transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage that you control);

- sales of Company securities as a selling stockholder in a registered public offering, including a "synthetic secondary" offering, in accordance with applicable securities laws; or

- any other purchase of Company securities from the Company or sale of Company securities to the Company in accordance with applicable securities and state laws.

To the extent applicable and such elections are permitted, your elections regarding participation in "net exercise," or "sell to cover" transactions, including changes from any defaults established by the Company, may only be made during a Trading Window and while not in possession of Material Nonpublic Information.

E.   Rule 10b5-1 Trading Plans

SEC Rule 10b5-1 under the Exchange Act provides an affirmative defense from insider trading liability if trades occur pursuant to a prearranged trading plan that meets specified conditions. It is possible to pre-arrange trades in Company securities by entering into a written trading plan. Such plan (referred to herein as a "Rule 10b5-1 Trading Plan") is between you and your broker and must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information. A written trading plan must be established at a time when you are not aware of any Material NonPublic Information and must not permit you to exercise any subsequent control or influence over how, when or whether the purchases or sales are made. Alternatively, a trading plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan. Under this Policy, the adoption, amendment, modification or termination of a Rule 10b5-1 Trading Plan must meet the requirements set forth in Appendix A, "Guidelines for Rule 10b5-1 Trading Plans," including applicable pre-clearance procedures.

Because the SEC rules on trading plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish a trading plan.

`F.   Noncompliance

Anyone subject to this Policy who fails to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment.

G.   Post-Termination Transactions

This Policy will continue to apply to your transactions in Company securities after your employment or service with the Company has terminated until such time as you are no longer aware of Material Nonpublic Information or until that information has been publicly disclosed or is no longer material.

Questions about this policy should be directed to the Company's Senior Vice President, General Counsel and Corporate Secretary, at Lorna@Zevia.com.

RECEIPT AND ACKNOWLEDGMENT

I, _____, hereby acknowledge that I have received and read a copy of the Insider Trading Policy (the "Policy") of Zevia PBC. I agree to comply with this Policy. I understand that violation of SEC regulations may subject me to severe civil and/or criminal penalties, and that violation of this Policy may subject me to discipline by Zevia PBC, up to and including termination for cause.

_____   _____
Signature   Date

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Appendix A

Guidelines for Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Exchange Act provides an affirmative defense from insider trading liability. In order to be eligible to rely on this defense, Insiders must enter into a Rule 10b5-1 Trading Plan for transactions in Company securities that meet certain conditions specified in the Rule 10b5-1. **Capitalized terms used in these guidelines without definition have the meaning set forth in the Policy.**

These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The GC will interpret and administer these guidelines for compliance with Rule 10b5-1, the Policy and the requirements below. No personal legal or financial advice is being provided by the legal department regarding any Rule 10b5-1 Trading Plan or proposed trades. Insiders remain ultimately responsible for ensuring that their Rule 10b5-1 Trading Plans and contemplated transactions fully comply with applicable securities laws. It is recommended that Insiders consult with their own attorneys, brokers, or other advisors about any contemplated Rule 10b5-1 Trading Plan. **Note that for any Section 16 Person, the Company is required to disclose the material terms of his or her Rule 10b5-1 Trading Plan (and may be required to disclose the material terms of Rule 10b5-1 Trading Plans of Family Members and Controlled Entities of such persons), other than with respect to price, in its periodic report for the quarter in which the Rule 10b5-1 Trading Plan is adopted or terminated or modified (as described below).**

1. **Pre-Clearance Requirement.** The Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the GC at least five business days prior to the entry into the plan in accordance with the procedures set forth in the Policy and these guidelines.[2] The Company may require that Insiders use a standardized form of Rule 10b5-1 Trading Plan.

2. **Time of Adoption.** Subject to pre-clearance requirements described above, the Rule 10b5-1 Trading Plan must be adopted at a time:

    - When the Insider is not aware of any Material Nonpublic Information; and

    - When the Trading Window is open and there is no special blackout period.

3. **Plan Instructions.** Any Rule 10b5-1 Trading Plan adopted by any Insider must be in writing, signed, and either:

    - specify the amount, price and date of the sales (or purchases) of Company securities to be effected;

    - provide a formula, algorithm or computer program for determining when to sell (or purchase) the Company's securities, the quantity to sell (or purchase) and the price; or

---

[2]   Any Rule 10b5-1 Trading Plans entered into by the GC (or the GC's Family Members or Controlled Entities) are required to be approved in advance by the CEO, CFO or any deputy, assistant or associate general counsel in consultation with either the CEO or CFO.

- delegate decision-making authority with regard to these transactions to a broker or other agent without any Material Nonpublic Information about the Company or its securities.

For the avoidance of doubt, Insiders may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Trading Plan.

4. **No Hedging.** Insiders may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Trading Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Trading Plan is in effect.

5. **Good Faith Requirements.** Insiders must enter into the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act. Insiders must act in good faith with respect to the Rule 10b5-1 Trading Plan for the entirety of its duration.

6. **Certifications for Section 16 Persons.** Section 16 Persons and their Family Members and Controlled Entities that enter into Rule 10b5-1 Trading Plans must certify that they are: (1) not aware of any Material Nonpublic Information about the Company or the Company securities; and (2) adopting the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act.

7. **Cooling Off Periods.** The first trade under the Rule 10b5-1 Trading Plan may not occur until the expiration of a cooling-off period as follows:

   - For Section 16 Persons (as well as their Family Members and Controlled Entities), the later of (1) two business days following the filing of the Company's Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Trading Plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5-1 Trading Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.

   - For other Insiders, 30 days after adoption of the Rule 10b5-1 Trading Plan.

8. **No Overlapping Rule 10b5-1 Trading Plans.** An Insider may not enter into overlapping Rule 10b5-1 Trading Plans (subject to certain exceptions). Please consult the GC with any questions regarding overlapping Rule 10b5-1 Trading Plans.

9. **Single Transaction Plans.** An Insider may not enter into more than one Rule 10b5-1 Trading Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions). A single-transaction plan is "designed to effect" the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

10. **Modifications and Terminations.** Modifications/amendments and terminations of an existing Rule 10b5-1 Trading Plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or

termination. Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Trading Plan will be deemed to be a termination of the current Rule 10b5-1 Trading Plan and creation of a new Rule 10b5-1 Trading Plan. If an Insider is considering administrative changes to a Rule 10b5-1 Trading Plan, such as changing the account information, the Insider should consult with the GC in advance to confirm that any such change does not constitute an effective termination of the plan.

As such, the modification/amendment of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the GC in accordance with pre-clearance procedures set forth in the Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2 -9 99 of these guidelines regarding the adoption of a new Rule 10b5-1 Trading Plan.

The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the GC in accordance with pre-clearance procedures set forth in the Policy and these guidelines. Except in limited circumstances, the GC will not approve the termination of a Rule 10b5-1 Trading Plan unless:

- The Insider is not aware of any Material Nonpublic Information; and

- The Trading Window is open and there is no special blackout period.

Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Zevia LLC	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-258175 and 333-273798 on Form S-8 of our report dated February 26, 2025, relating to the consolidated financial statements of Zevia PBC and its subsidiary appearing in this Annual Report on Form 10-K for the year ended December 31, 2024.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 26, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Amy E. Taylor, certify that:

1.   I have reviewed this Annual Report on Form 10-K of ZEVIA PBC;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Amy E. Taylor
Name: Amy E. Taylor
Title: President and Chief Executive Officer
          (principal executive officer)

Date: February 26, 2025

Exhibit 31.2

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Girish Satya, certify that:

1. I have reviewed this Annual Report on Form 10-K of ZEVIA PBC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Girish Satya
Name: Girish Satya
Title: Chief Financial Officer and Principal Accounting
         Officer
         (principal financial officer and principal accounting
         officer)

Date: February 26, 2025

Exhibit 32

Zevia PBC

**Certification of Principal Executive Officer and Principal Financial Officer Pursuant to
18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K (the "Report") of Zevia PBC (the "Company") for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission on the date hereof, Amy E. Taylor, as President and Chief Executive Officer of the Company, and Girish Satya, as Chief Financial Officer and Principal Accounting Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to each officer's knowledge:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ AMY E. TAYLOR
Name: Amy E. Taylor
Title: President and Chief Executive Officer (principal executive officer)
Date: February 26, 2025

/s/ GIRISH SATYA
Name: Girish Satya
Title: Chief Financial Officer and Principal Accounting Officer (principal financial
            officer and principal accounting officer)
Date: February 26, 2025

A signed original of this certification required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the U.S. Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished as an exhibit to the Report pursuant to Item 601(b)(32) of Regulation S-K and Section 1350 of Title 18 of the United States Code and, accordingly, is not being filed with the U.S. Securities and Exchange Commission as part of the Report and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant   ☒

Filed by a Party other than the Registrant   ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

Zevia PBC

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.



15821 Ventura Blvd, Suite 135, Encino, CA 91436

2025

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

Letter from Our President and Chief Executive Officer

Dear Zevia Stockholders:

The 2025 Annual Meeting of Stockholders (the "**Annual Meeting**") of Zevia PBC, a Delaware public benefit corporation ("**Zevia**" or the "**Company**"), to be held on Thursday, June 12, 2025 at 9:00 a.m., Pacific Time. This year's Annual Meeting will be conducted virtually. We believe this virtual format will enable stockholder participation from any location.

If you are a stockholder of Zevia common stock (or are a proxy holder) as of the close of business on April 16, 2025, you may participate in and vote at the Annual Meeting by visiting www.virtualshareholdermeeting.com/ZVIA2025 and entering in the 16-digit Control Number included in your Notice of Internet Availability of Proxy Materials (the "**Notice**"), proxy card (if you received a printed copy of the proxy materials), or in the instructions you received via email. You may log in beginning at 8:45 a.m. Pacific Time, on Thursday, June 12, 2025.

At the Annual Meeting, you will be asked to vote on (i) the election of three Class I directors and (ii) the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. The Board of Directors of the Company has determined that the matters to be considered at the Annual Meeting are in the best interests of the Company and its stockholders and unanimously recommends a vote "**FOR**" each matter to be considered. Such other business will be transacted as may properly come before the Annual Meeting. Additional details regarding participation in the Annual Meeting, the business to be conducted, and information about Zevia that you should consider when you vote your shares are described in the attached Notice (that you also received by mail) and this Proxy Statement. The Notice also provides instructions on how to vote online or by telephone and how to receive a paper copy of the proxy materials by mail.

We have elected to make our proxy materials for the Annual Meeting available to you via the internet, pursuant to the "notice and access" rules promulgated by the U.S. Securities and Exchange Commission. On or about April 30, 2025, we intend to begin sending to our stockholders the Notice containing instructions on how to access our Proxy Statement for the Annual Meeting and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. We encourage you to read the Proxy Statement prior to the Annual Meeting. By making these materials available to you online, we aim to provide our stockholders with easy and convenient access while also reducing our environmental impact of printing hard copies.

It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to submit your proxy as soon as possible.

On behalf of management and our Board of Directors, we thank you for your continued support of Zevia.

By Order of the Board of Directors,

Amy E. Taylor
President and Chief Executive Officer

Encino, California
April 24, 2025

Notice of 2025 Annual Meeting of Stockholders

To the stockholders of Zevia PBC (the "**Company**"), you are cordially invited to attend the Company's 2025 Annual Meeting of Stockholders ("**Annual Meeting**"). Please read the entire Proxy Statement carefully before voting.

Meeting Details



Date & Time	Location	Who May Vote
Thursday, June 12, 2025 9:00 a.m. Pacific Time	Virtually at www.virtualshareholdermeeting.com/ZVIA2025	Stockholders of record at the close of business on April 16, 2025

Items of Business

	Proposals	Board Vote Recommendation
1	Election of three Class I members of Zevia PBC's Board of Directors (the "**Board**") named, and for the term described, in the Proxy Statement.	**"FOR"** each director nominee
2	Ratification of the selection of Deloitte & Touche LLP as Zevia PBC's independent registered public accounting firm for the fiscal year ending December 31, 2025.	**"FOR"**

We will also conduct any other business properly brought before the Annual Meeting.

Only stockholders of record of our Class A common stock or Class B common stock at the close of business on April 16, 2024 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying Proxy Statement.

Your vote is important. Whether or not you plan to attend the virtual Annual Meeting, we encourage you to vote and submit your proxy in advance of the Annual Meeting to ensure your shares are represented at the Annual Meeting. You may vote your shares online or, if you requested to receive printed proxy materials, by telephone or mailing your completed and signed proxy card or voting instruction form using the enclosed prepaid postage envelope. You may change or revoke your proxy at any time before it is voted at the Annual Meeting. If you participate in and vote your shares at the Annual Meeting, your proxy will not be used.

Table of Contents

General Information

This section is intended to briefly provide general information and address some commonly asked questions regarding our Annual Meeting. They may not address all questions that may be important to you. Please refer to the more detailed information contained elsewhere in this Proxy Statement, appendices and the documents referred to in this Proxy Statement for more information.

Why did I receive Zevia proxy materials or a Notice of Internet Availability of Proxy Materials?

The Board of Directors (the "**Board**") of Zevia PBC ("**we**," "**us**," "**our**," "**Zevia**," or the "**Company**") is soliciting proxies to vote at the 2025 Annual Meeting of Stockholders (the "**Annual Meeting**") to be held virtually on June 12, 2024 at 9:00 a.m. Pacific Time, or at any other time following adjournment or postponement thereof. If you are a stockholder of record, these proxy materials are being made available to you in connection with your invitation to participate in the Annual Meeting and to vote on the proposals described in this Proxy Statement.

Pursuant to the SEC's rules, we have elected to provide our stockholders of record with access to our proxy materials primarily via the internet instead of mailing printed copies. This process allows us to expedite to our stockholders' receipt of the proxy materials, lower the costs of printing and mailing the proxy materials, and reduce the environmental impact of our Annual Meeting. Stockholders of record who have opted to receive proxy materials online either have received or will receive a Notice of Internet Availability of Proxy Materials (the "**Notice**"). If you received a Notice, you will not receive a printed packet of proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the Annual Meeting via the internet, how to request a printed set of proxy materials and how to vote your shares.

What is included in these materials?

These materials include (i) the notice of the Annual Meeting; (ii) this Proxy Statement for the Annual Meeting; (iii) the proxy card; and (iv) our annual report on Form 10-K for the year ended December 31, 2024 (the "**2024 Annual Report**"), as filed with the U.S. Securities and Exchange Commission (the "**SEC**") on February 26, 2025. The proxy materials are expected to be first sent out or made available on or about April 24, 2025 to all stockholders of record who are entitled to vote at the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Stockholders to Be Held on June 12, 2025.

The Proxy Statement and 2024 Annual Report are available free of charge at *www.proxyvote.com*, a site that does not have "cookies" that identify visitors to the site.

Why are we holding a virtual annual meeting?

We have adopted a virtual meeting format for the Annual Meeting to provide a consistent experience to all stockholders regardless of geographic location. We believe this expands stockholder access, improves communications and lowers our costs while reducing the environmental impact of the meeting. In structuring our virtual Annual Meeting, our goal is to enhance rather than constrain stockholder participation in the meeting, and we have designed the meeting to provide stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

How can I attend the virtual Annual Meeting?

Only stockholders as of the close of business on April 16, 2025 (the "**Record Date**") are entitled to attend the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions and view the list of registered stockholders as of the record date during the meeting, visit www.virtualshareholdermeeting.com/ZVIA2025 and enter the 16-digit Control Number included in your Notice, proxy card (if you received a printed copy of the proxy materials), or in the instructions you received via email, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through *www.proxyvote.com*, then you may access, participate in and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

We will endeavor to answer as many stockholder-submitted questions as time permits that comply with the Annual Meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. Additional information regarding the rules and procedures for participating in the Annual Meeting will be set forth in our meeting rules of conduct, which stockholders can view during the Annual Meeting at the meeting website.

The Annual Meeting live webcast will begin promptly at 9:00 a.m. Pacific Time on Thursday, June 12, 2025. Online check-in will begin at 8:45 a.m. Pacific Time. Participants should ensure they have a strong internet connection wherever they intend to participate in the Annual Meeting. We encourage you to access the meeting prior to the start time for checking-in and to ensure that you can hear streaming audio prior to the start of the Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the meeting website.

Who can vote at the Annual Meeting?

We have two classes of common stock: Class A and Class B, each of which has one vote per share on all matters submitted to a vote of stockholders. Only stockholders of record of Zevia Class A common stock and Class B common stock (together, the "**Common Shares**") at the close of business on April 16, 2025 (the "**Record Date**"), are entitled to notice of, and to vote on, the proposals described in this Proxy Statement at the Annual Meeting. At the close of business on the Record Date, there were 66,059,650 shares of Class A common stock issued and outstanding and 8,156,591 shares of Class B common stock issued and outstanding. Holders of our Common Shares will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our amended and restated certificate of incorporation or as otherwise required by applicable law. Stockholders are not permitted to cumulate votes with respect to the election of directors.

If your Common Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer and Trust Company, LLC), you are considered to be, with respect to those Common Shares, the **registered stockholder**, and these proxy materials are being sent directly to you by us. If your Common Shares are held by a broker, fiduciary or custodian, you are considered the **beneficial owner** of Common Shares held in "street name," and these proxy materials are being forwarded to you from that broker, fiduciary or custodian.

What matters am I voting on and how does the Zevia Board recommend that I vote?
The proposals to be voted on at the Annual Meeting are as follows:

Election of three Class I director nominees named, and for the term described, in this Proxy Statement to serve until their successors are duly elected and qualified. ("**Proposal 1**")
Ratification of the selection of Deloitte & Touche LLP ("**Deloitte**") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. ("**Proposal 2**")

The Board recommends that you vote your Common Shares "FOR" each director nominee in Proposal 1 and "FOR" Proposal 2.

We will also consider such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. As of the date of filing this Proxy Statement, the Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named as proxies in the proxy card to vote on such matters in accordance with their best judgment.

How do I vote in advance of the Annual Meeting?
If you are the registered stockholder, you may vote your Common Shares by proxy in advance of the Annual Meeting by internet at *www.proxyvote.com* or, if you requested paper copies of the proxy materials, by completing and mailing a proxy card or by telephone at 1-800-690-6903. If you are the beneficial owner, you may direct your broker, fiduciary or custodian how to vote your Common Shares in advance of the Annual Meeting by following the instructions they provide. For information on how to attend and vote online at the virtual Annual Meeting, see "**How can I attend the virtual Annual Meeting?**" above. Even if you plan to attend the Annual Meeting virtually, we recommend that you also submit your vote in advance so that your vote can be counted if you later decide not to, or are unable to attend the Annual Meeting.

If you receive more than one set of proxy materials, your Common Shares may be registered in more than one name or held in different accounts. Please cast your vote with respect to each set of proxy materials that you receive to ensure that all of your Common Shares are voted.

What happens if I do not vote?
If you are the registered stockholder, you should vote in one of the ways described above. If you do not vote by proxy or online at the Annual Meeting, your Common Shares will not be voted at the Annual Meeting and will not be counted toward the quorum requirement. If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your Common Shares, your broker, fiduciary or custodian will only be able to vote your Common Shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your Common Shares with respect to "non-routine" proposals, which we refer to as a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, fiduciary or custodian how to vote your Common Shares on all proposals to ensure that your vote is counted.

What if I sign and return a proxy card or otherwise vote but do not indicate specific choices?
The Common Shares represented by each signed and returned proxy will be voted at the Annual Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your Common Shares in accordance with the recommendations of the Board. Your shares will be counted toward the quorum requirement. If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your Common Shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your Common Shares with respect to "non-routine" proposals, resulting in a broker non-vote with respect to such proposals.

Can I change my vote after I submit my proxy?
If you are the registered stockholder, you may revoke your proxy at any time before the final vote at the Annual Meeting by (i) completing and submitting a new proxy card (but it must bear a later date than the original proxy card); (ii) submitting new proxy instructions via telephone or the internet; (iii) sending a timely written notice that you are revoking your proxy to the Office of the Corporate Secretary at the address set forth on the first page of this Proxy Statement; or (iv) attending the Annual Meeting virtually and submitting your vote electronically. **Your last submitted vote is the one that will be counted.**

If you are the beneficial owner, you must follow the instructions you receive from your broker, fiduciary or custodian with respect to changing your vote.

What is the quorum requirement of the Annual Meeting?
The holders of a majority of the Common Shares outstanding and entitled to vote at the Annual Meeting must be present at the Annual Meeting, either virtually or represented by proxy, to constitute a quorum. A quorum is required to transact business at the Annual Meeting.

Your Common Shares will be counted toward the quorum only if you submit a valid proxy (or a valid proxy is submitted on your behalf by your broker, fiduciary or custodian) or if you attend the Annual Meeting virtually and vote. Abstentions and broker non-votes will be counted toward the quorum requirement. If there is no quorum, the chairperson of the Annual Meeting or the holders of a majority of Common Shares present at the Annual Meeting, either virtually or by proxy, may adjourn or recess the Annual Meeting until a quorum is present or represented.

How many votes are required to approve each proposal and how are votes counted?
Votes will be tabulated by a representative from Broadridge Financial Solutions, Inc., the Inspector of Elections appointed by the Board to count the votes at the Annual Meeting, and each proposal will be counted separately.

Proposal 1: Election of Directors
We have adopted a majority voting standard for director elections. Each nominee for election as a director in an "uncontested election" (as is the case for the Annual Meeting), as described in our amended and restated bylaws (the "**Bylaws**"), will be elected as a director at the Annual Meeting if the number of votes cast for the nominee's election exceeds the number of votes cast against the nominee's election. Abstentions and broker non-votes, if any, will not be counted as votes cast on the matter and will have no effect on the outcome of the election. We have also adopted a director resignation policy that applies to any incumbent director nominee who does not receive a majority of the votes cast. We do not have cumulative voting rights for the election of directors.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm
The affirmative vote of at least a majority of Common Shares present or represented at the Annual Meeting and entitled to vote on the matter is required for the ratification of the selection of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2025. Abstentions have the same effect as a vote "AGAINST" the matter. Broker non-votes, if any, will have no effect on the outcome.

Who is paying for the Annual Meeting and the proxy solicitation?
We will pay the costs associated with the Annual Meeting and the solicitation of proxies, including the preparation, assembly, printing and mailing of the proxy materials. We may also reimburse brokers, fiduciaries, or custodians for their reasonable costs of forwarding proxy materials to beneficial owners of Common Shares held in "street name." Certain of our employees, officers, and directors may solicit proxies in person, by telephone, electronic communication, or the internet. We will not pay additional compensation to our employees, officers, and directors for any of these services.

How can I find out the voting results?
We expect to announce preliminary voting results at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four (4) business days after the Annual Meeting.

Delivery of documents to stockholders sharing an address, or "householding"
SEC rules permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials and notices and send a single set of proxy materials, including the Notice, this Proxy Statement and the 2024 Annual Report, to any household at which two (2) or more stockholders reside unless contrary instructions have been received from the affected stockholders. This process is commonly referred to as "householding" and provides costs savings for companies and helps the environment by conserving natural resources.

This year, a number of brokers with account holders who are our stockholders will be householding our proxy materials. A single copy of the proxy materials will be delivered to multiple stockholders sharing an address. Your broker will continue householding until notified otherwise by one or more of these stockholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of proxy materials, or if your household is receiving multiple copies and you wish to request that future deliveries be limited to a single copy, notify your broker. If you would like to request additional copies of the proxy materials, please send a written request to the Office of the Corporate Secretary at the address set forth on the first page of this Proxy Statement, visit *www.proxyvote.com*, or call 1-800-579-1639 and we will promptly provide them to you.

Availability of additional information
We will provide, free of charge, a printed copy of our 2024 Annual Report, including exhibits, on the written or oral request of any stockholder of the Company. Please send a written request to the Office of the Corporate Secretary at the address set forth on the first page of this Proxy Statement or call 1-800-579-1639.

Forward-Looking Statements
This Proxy Statement and other Company communications may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (the "**Reform Act**"), that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact contained in this Proxy Statement, including statements about our Board of Directors, corporate governance practices, executive compensation program, equity compensation utilization and environmental, social and governance ("**ESG**") initiatives, are "forward-looking statements" as referred to in the Reform Act. Without limiting the generality of the preceding sentence, any time we use the words "may," "will," "can," "estimate," "project," "intend," "expect," "believe," "anticipate," "continue," "plan," and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature.

Significant factors that could impact our future results or outcomes are described in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. We assume no obligation (and specifically disclaim any such obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Website References
Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced website is not incorporated herein by reference and does not constitute a part of the Proxy Statement.

Proposal 1: Election of Directors

Role of the Board of Directors

Our Board, which is elected by the Company's stockholders, oversees the business and management of the Company. Our Board is currently comprised of eight (8) members. Our amended and restated certificate of incorporation provides that our Board consists of three staggered classes of directors designated as Class I, Class II, and Class III, with members of each class holding office for 3-year terms. At the Annual Meeting, three Class I directors will be elected.

In accordance with our governance documents, our classified board begins to phase out in 2027. Commencing with the annual meeting of stockholders to be held in 2027, directors whose terms shall then expire shall be elected to hold office for 1-year terms thereafter.

In August 2024, upon recommendation of the Nominating and Enterprise Risk Management Committee (the "**Nominating Committee**"), the Board appointed Alexandre I. Ruberti as a Class III director and in September 2024 accepted the offer of resignation from Jacqueline J. Hayes, a Class III director, at which point the Board decreased its size from nine (9) to eight (8) members and the size of Class III from three (3) to two (2) directors.

Director Nomination Process

Criteria for Board Membership

The Nominating Committee evaluates the composition of the Board annually to assess the skills and experience that are currently represented on the Board as a whole, and in individual directors, as well as the skills and experience that the Board may find valuable in the future. The Nominating Committee considers and makes recommendations to the Board regarding the size, structure, composition and functioning of the Board. The Nominating Committee engages in succession planning for the Board and key leadership roles on the Board and its committees. The Nominating Committee is responsible for establishing and overseeing processes and procedures for the selection and nomination of directors, and for developing and recommending Board membership criteria to the Board for approval and periodically reviewing these criteria.

Currently, the Board-approved criteria includes:

- ✔ leadership experience
- ✔ financial expertise
- ✔ contribution of wide-ranging perspectives, experiences, & occupational & personal backgrounds to the Board

- ✔ logistics & distribution experience
- ✔ branding, sales & marketing experience
- ✔ food, beverage, or consumer products industry experience

- ✔ demonstrated commitment to representing the long-term interests of our stakeholders consistent with our public benefit corporation status
- ✔ demonstrated commitment to sustainability

The Nominating Committee reviews the qualifications of director candidates and incumbent directors in light of criteria approved by the Board and recommends the Company's candidates for nomination to the Board for election by the Company's stockholders at the annual meeting. In identifying potential candidates for Board membership, the Nominating Committee considers recommendations from various sources, including, from time to time, third-party search firms, to assist it in locating qualified candidates.

The Nominating Committee also considers director candidates recommended by Company stockholders and evaluates them in the same manner as it evaluates candidates recommended from other sources. Any such recommendation by stockholders should be submitted to the Nominating Committee as described under "**Stockholder Communications**" and should include the same information required under our Bylaws for nominating a director, as described under "**Stockholder Proposals and Director Nominations for Next Year's Annual Meeting**."

Board Composition

The Board seeks directors with a variety of skills, qualifications, perspectives, experiences, and occupational and personal backgrounds that the Board finds essential to meeting its oversight responsibility. As part of the search process for each new director, the Nominating Committee seeks to include qualified diverse candidates, who represent the consumer and stakeholder populations the Company serves, in the broader pool of candidates from which the Nominating Committee selects the nominees that it believes best support the Company in the context of the Board as a whole. For example, our current Board of eight (8) directors includes three (3) directors who self-identify as female and three (3) directors who self-identify as racially/ethnically diverse. The Nominating Committee assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board.

The Nominating Committee considers the Board's overall composition when seeking a potential new candidate, including whether the Board has an appropriate combination of professional experience, skills, knowledge, and variety of viewpoints and backgrounds in light of the Company's current and future business needs. The Nominating Committee also considers, among others, the character, expertise, sound judgment, ability to make independent analytical inquiries, business experiences, understanding of the Company's business environment, ability to make time commitments to the Company, and demonstrated teamwork.

Our Board consists of individuals with wide-ranging and complementary business, leadership, financial, governance and regulatory, industry, and public company operating expertise. Several of our directors have experience on the boards of other companies and organizations, which provide an understanding of different business processes, challenges and strategies.

Director Independence and Independence Determinations

The Company's Principles of Corporate Governance require that a majority of the Board, and all members of the Company's Audit, Compensation, and Nominating committees, be comprised of individuals who qualify as an "**independent director**" as such term is defined by the applicable rules and regulations of the New York Stock Exchange ("**NYSE**"). This requires an affirmative determination by the Board that each such individual does not have a material relationship with the Company that would impair independence from management. In making these determinations, the Board considered transactions and relationships between the Company and its subsidiaries and affiliates on the one hand and, on the other hand, directors, immediate family members of directors, or entities of which a director or an immediate family member is an executive officer, general partner or significant equity holder. The Board also considered whether there were any transactions or relationships between any of these persons or entities and any members of the Company's senior management or their affiliates.

Based on an annual evaluation performed, and recommendations made, by the Nominating Committee, the Board affirmatively determined that each of the following members of the Board, including all members serving on the Audit, Compensation, and Nominating committees, is independent of the Company and its management under the standards set forth above. In addition, none of these directors serve as an executive officer of a charitable organization to which the Company made contributions during fiscal year 2024.



David J. Lee	Rosemary L. Ripley	Andrew Ruben
Alexandre I. Ruberti	Julie G. Ruehl	Justin Shaw

Jacqueline J. Hayes, our former director, was determined to be independent during the period she served on the Board. The only members of the Board who are not independent are Amy E. Taylor, our current Chief Executive Officer ("**CEO**") and the only employee member of the Board, and Padraic L. Spence, our former CEO and current Chair of the Board (the "**Chair**").

Service on Other Boards and Audit Committees

Each member of the Board must have the time and ability to make constructive contributions to the Board as well as a clear commitment to fulfilling the fiduciary duties required of directors and serving the interest of the Company's stockholders. To that end, directors may not serve on more than four public company boards in addition to our Board. The CEO and directors who are executive officers of public companies may not serve on more than two other public company boards, in addition to our Board. In addition, members of the Audit Committee may not serve on the audit committees of more than three other public companies without review and consideration by the Board. As part of the annual director nomination process, the Nominating Committee considers directors' adherence to these expectations, and directors are expected to advise on the Chair of the Nominating Committee before accepting a seat on the board of another for-profit company.

Majority Vote Standard for Election of Directors

Each director nominee must be elected by a majority of the votes cast in an uncontested election. This means that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" the director nominee. If a nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board until his or her successor has been elected and qualified.

Director Resignation Policy

Pursuant to our Principles of Corporate Governance, if a nominee for director is not elected by a majority of the votes cast in an uncontested election and no successor has been elected at such meeting, the director is expected to promptly tender his or her resignation to the Nominating Committee. In that situation, the Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation offer, or whether to take other action. Within ninety (90) days following certification of the election results, the Board would act on the Nominating Committee's recommendation. If the Board determines that there is a compelling reason for such incumbent director to remain on the Board and does not accept the resignation, the director will continue to serve until his or her successor is duly elected, or his or her earlier resignation or removal. If a director's resignation is accepted by the Board, then the Board, in its sole discretion, may fill any resulting vacancy or reduce the size of the Board. The director who tenders his or her resignation will not participate in either the Nominating Committee's or the Board's decision.

2025 Director Nominees

Upon recommendation by our Nominating Committee, the Board has nominated Andrew "Andy" Ruben, Padraic "Paddy" L. Spence, and Amy E. Taylor for election as directors each to serve for a term of three years (through the 2028 annual meeting of stockholders) and until their successors have been duly elected and qualified, or until their office is otherwise vacated. Each of the director nominees has served on our Board since prior to our initial public offering ("**IPO**") in 2021 and was most recently elected at the 2022 annual meeting of stockholders.

Class I Director Nominees

In making these nominations, the Board reviewed the backgrounds, qualifications, attributes, experiences and contributions to the Board of the director nominees. Biographical and other information regarding our director nominees, including the skills and experience considered by our Nominating Committee in determining to recommend them as nominees, is set forth below. See also "**Director Independence and Independence Determinations**" above for more information.

ANDREW "ANDY" RUBEN	
Age: 52 Director Since 2020 Lead Independent Director **Committees:** Environmental, Social and Governance (Chair) Nominating and Enterprise Risk Management (member)	Mr. Ruben has served as a member of the Zevia board of directors since December 2020. As of January 2024, Mr. Ruben serves as Chair of the Board of Directors of Trove Recommerce, Inc. ("**Trove**"), a company he founded in March 2012 and provides technology, logistics and expertise for apparel resale. Previously, from 2012 to April 2022, Mr. Ruben served as a director and Chief Executive Officer of Trove, and from May 2022 to December 2023, he served as its Executive Chair. Prior to Trove, from March 2002 to February 2012, Mr. Ruben served in various roles at Walmart Inc., a multinational retail corporation, including as Vice President of Corporate Strategy, Chief Sustainability Officer, Vice President of Private Brand Strategy and Operations, and Vice President of Omni-Channel. During his time at Walmart, he led a number of transformational efforts, including overseeing global corporate strategy, launching Walmart's sustainability efforts and leading omnichannel and e-commerce efforts. He is a TED speaker and has been recognized professionally as the Sam M. Walton Entrepreneur of the Year, a Retailing Rising Star by Chain Store Age and a 40 Under 40 Business Leader. Mr. Ruben currently serves on the Competitive Council at Cerberus Capital Management. Mr. Ruben earned his B.S. in Engineering and his M.B.A. from Washington University in St. Louis. Mr. Ruben is qualified to serve on our Board as a result of his extensive experience in the retail and consumer-packaged goods and beverage industries as well as his leadership in corporate sustainability and ESG initiatives, including his prior experience as Chief Executive Officer of Trove.

PADRAIC "PADDY" L. SPENCE	
Age: 57 Director Since 2021 Non-executive Chair of the Board **Committees:** None	Mr. Spence has served as Chair of the Zevia board of directors since March 2021. As of February 2024, Mr. Spence was appointed as the Chief Executive Officer of Momofuku Goods, a CPF food brand and division of Momofuku Restaurant Group. Mr. Spence previously served as Zevia's Chief Executive Officer and Chair of the board of directors from March 2021 through July 2022. Prior to this role, he served as the Chief Executive Officer and a member of the board of directors of Zevia LLC, a subsidiary of Zevia PBC, since September 2010, when he acquired the company. Mr. Spence is a 27-year veteran of the natural and organic products industry. From 2005 to 2009, he served as President of Levlad, a personal care manufacturer known for its natural brand Nature's Gate. Prior to Levlad, Mr. Spence founded SPINS, LLC, a market research firm for the natural products industry, and served as its Chief Executive Officer from 1995 to 2003, then its Chairman until 2004 when it was sold to private investors. As the CEO of SPINS, he tracked the sales of more than 300,000 natural and organic products. From 1992 to 1995, Mr. Spence served as Vice President of Sales and Marketing for the Kashi Company, a manufacturer of natural cereals. He has also held positions at Harvard Business School's Division of Research, the Center for Leadership and Career Studies at Emory University, and within the United Parcel Service's International Marketing department. He previously served as lead independent director for Physicians Formula Inc., a cosmetics company. Mr. Spence earned his A.B. from Harvard College and his M.B.A. from Harvard Business School. Mr. Spence is qualified to serve on our Board as a result of his unique knowledge of our business, his prior experience as a director in a range of public and private companies and his deep experience in the natural and organic products industry.

AMY E. TAYLOR	
Age: 53 Director Since 2021 President, Chief Executive Officer, and Director **Committees:** None	Ms. Taylor has served as Zevia's Chief Executive Officer since August 2022, President since June 2021, and as a member of the Zevia board of directors since March 2021. From February 2000 to July 2020, Ms. Taylor served in various roles at Red Bull North America, a beverage company, including as President and Chief Marketing Officer from 2018 to 2020, Executive Vice President and General Manager for the East Business Unit from 2012 to 2018, and Vice President of Marketing from 2007 to 2012. During her time at Red Bull North America, she led the brand's overall strategic marketing and positioning in the United States and drove sales and marketing collaborations across twelve regions to deliver record-level growth and market share. Prior to joining Red Bull, Ms. Taylor worked in sports marketing. Ms. Taylor earned her B.A. from James Madison University and has completed the Executive Development Program at the Wharton School of the University of Pennsylvania. Ms. Taylor is qualified to serve on our Board as a result of her deep experience in the consumer-packaged goods and beverage industries, as well as her experience advising on consumer marketing and ESG matters.

Board Recommendation

The Board recommends a vote **FOR** the election of each of the director nominees set forth above.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

Our Audit Committee has selected Deloitte as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2025. Deloitte has served as our independent registered public accounting firm since our IPO. In this Proposal 2 we are asking stockholders to vote to ratify this selection. Representatives of Deloitte are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Deloitte as the Company's independent registered public accounting firm is not required by law or our Bylaws. However, we are seeking stockholder ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

Principal Accountant Fees and Services

The following table summarizes the audit fees billed and expected to be billed by Deloitte for the indicated fiscal years and the fees billed by Deloitte for all other services rendered during the indicated fiscal years. All services associated with such fees were pre-approved by our Audit Committee in accordance with the "**Pre-Approval Policies and Procedures**" described below. Fees presented in thousands.

Fee Category	Year Ended December 31,	
	2024	2023
Audit Fees[1]	$ 930	$ 933
Audit-Related Fees[2]	$ —	$ —
Tax Fees[3]	$ 25	$ 80
All Other Fees[4]	$ —	$ —
Total Fees	$ 955	$ 1,013

(1) Consists of fees for professional services rendered for the audit of the Company's annual financial statements, review of quarterly financial statements, and advice on accounting matters directly related to the audit and audit services; includes $45,000 of engagement-related expenses, including technology and administrative charges and $25,000 of billings associated with the Company's Form S-3 Registration Statement for 2024.
(2) Consists of fees for audits and reviews not required under securities laws, as well as accounting consultations, compilations, and other assurance-related services.
(3) Consists of fees for professional services related to pre-approved permissible tax compliance and tax consulting services.
(4) Consists of fees for other services.

Pre-Approval Policies and Procedures

Under the Company's Audit and Non-Audit Services Pre-Approval Policy (the "**Policy**"), the Audit Committee will approve, in advance, all audit and permissible non-audit services to be provided by our independent auditor and update, as appropriate, policies and procedures for the pre-approval of audit and permissible non-audit services to be provided by our independent auditor, to assure that these services do not impair such auditor's independence.

The Policy is reviewed from time to time in light of regulatory changes, developments in the Company's business and other factors. Management must obtain the specific prior approval of the Audit Committee for each engagement of our independent auditor to perform other audit-related or non-audit services. The Audit Committee does not delegate its responsibility to approve services performed by our independent auditor to any member of management. The Audit Committee has delegated authority to the Audit Committee chair to pre-approve any audit or non-audit service to be provided to us by our independent auditor, provided that the fees for such services do not exceed $500,000. Any pre-approval of services by the Audit Committee chair pursuant to this delegated authority must be reported to the Audit Committee at its next regularly scheduled meeting.

Report of the Audit Committee

The Audit Committee has reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2024. The Audit Committee has discussed with Deloitte, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC. The Audit Committee has also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence and has discussed with Deloitte the firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Submitted by the Audit Committee of the Board:

Julie G. Ruehl (Chair)
David J. Lee
Rosemary L. Ripley

Board Recommendation

The Board recommends a vote **FOR** the ratification of selection of independent registered public accounting firm.

Corporate Governance

Principles of Corporate Governance

Our Board is committed to sound and effective corporate governance policies and high ethical standards and, has adopted a set of Principles of Corporate Governance (the "**Governance Principles**") as a flexible framework within which the Board, assisted by its committees, can direct the affairs and business of the Company, engage in meaningful discussions with management to drive long-term growth for the benefit of the stockholders and other stakeholders, provide oversight of the Company's operating plans and strategic objectives, and strengthen management accountability. The Governance Principles address, among other things, the composition and functions of the Board, director independence, compensation of directors, management succession and review, Board leadership, Board committees and selection of new directors. The Nominating Committee reviews the Governance Principles annually to reflect evolving corporate governance standards identified by stockholders and other stakeholders, and any changes to these Principles are recommended to the Board for review and approval. The Governance Principles are posted on our website located at https://investors.zevia.com, under "**Governance**."

Board Structure

Our Board consists of eight (8) directors. In accordance with our amended and restated certificate of incorporation and Bylaws, the number of directors on our board of directors will be determined from time to time by the Board. Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the Board may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.

Our amended and restated certificate of incorporation and Bylaws provide that any director may only be removed by the affirmative vote of at least 66 2/3% of the voting power of our outstanding Common Shares and, until the annual meeting of stockholders to be held in 2027, only for cause. Our amended and restated certificate of incorporation provides that the Board is divided into three classes of directors, with staggered 3-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately 1/3 of the Board will be elected each year.

The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board. Although our Board believes that this is appropriate in the short-to-medium term for our Company following the IPO, in order to balance stockholder interests in the long term and as a matter of good corporate governance, we have adopted an automatic sunset of our classified Board. In accordance with our governance documents, our classified board begins to phase out in 2027. Commencing with the annual meeting of stockholders to be held in 2027, directors whose terms shall then expire shall be elected to hold office for 1-year terms thereafter and will be up for election at each successive annual meeting.

The table below provides summary information about each of our current directors, including the three Class I nominees for election at the Annual Meeting.

	Name	Age	Director Since	Term Expiration	Independent	Committee Membership
Nominees — Class I	Andrew "Andy" Ruben	52	2020	2025	Yes	Nominating Committee ESG Committee (Chair)
	Padraic "Paddy" L. Spence	57	2021	2025	No	None
	Amy E. Taylor	53	2021	2025	No	None
Continuing Directors — Class II	David J. Lee	53	2022	2026	Yes	Audit Committee Nominating Committee (Chair)
	Rosemary L. Ripley	70	2012	2026	Yes	Audit Committee ESG Committee
	Justin Shaw	55	2020	2026	Yes	Compensation Committee (Chair) Nominating Committee
Class III	Alexandre I. Ruberti	49	2024	2027	Yes	Compensation Committee
	Julie Garcia Ruehl	59	2021	2027	Yes	Audit Committee (Chair) Compensation Committee

Class II Directors Continuing in Office

DAVID J. LEE	
Age: 53 *Director Since 2022* *Independent Director* **Committees:** Nominating and Enterprise Risk Management (Chair) Audit (member) **Term Expiration:** 2026	Mr. Lee has served as a member of the Zevia board of directors since July 2022, and has over two decades of experience across retail and consumer industries driving business transformation, supply chain optimization, operations and finance. In November 2023, Mr. Lee was appointed as the Chief Operating Officer and Chief Financial Officer of Webtoon, a digital comics company and subsidiary of Naver Corporation. Mr. Lee previously served as President of AppHarvest, a leading AgTech and sustainable food company building some of the country's largest indoor farms leveraging cutting-edge technology, from January 2021 through November 2022, and thereafter served on its board through November 2023. Prior to AppHarvest, Mr. Lee served as the Chief Operating Officer and Chief Financial Officer of Impossible Foods, from December 2015 to January 2021, where he led the business functions to transform it from a pre-revenue to hyper-growth company with global sales and a comprehensive commercial manufacturing and supply chain capability. Prior to Impossible Foods, Mr. Lee was the Chief Financial Officer of Zynga from April 2014 to December 2015 and was responsible for leading the finance and corporate development teams. Mr. Lee previously served as the Senior Vice President of Corporate Finance and Strategy at Best Buy from 2012 to 2014, where he led corporate finance during its turnaround, and as Senior Vice President of Consumer Products along with other various roles at Del Monte Foods from 2004 to 2012, where he ran the global food business from 2008 to 2010. Mr. Lee also spent time helping to turn around PG&E during the California Energy Crisis as Director of Strategic Planning serving as strategy consultant at McKinsey, in venture capital investing at EPVC, and in advertising at the Leo Burnett Company. Mr. Lee is the founder and chair of Inevitable Tech, a private company pioneering technology and plant science to serve the agriculture and food industries, and is a fellow of both the Council of Korean Americans and the University of Southern California's Network of Korean American Leaders. Mr. Lee previously served on the board of directors of Benson Hill, a publicly traded food technology company, where he also served as a member of its audit committee. He earned his M.B.A. from the University of Chicago and a B.A. from Harvard College. Mr. Lee is qualified to serve on our Board as a result of his extensive experience in the consumer-packaged goods industry, operations and supply chain management, business transformation, financial expertise, including serving as chief financial officer for several public companies, strategy development, ESG matters, and governance experience, as well as his leadership on public boards.

ROSEMARY L. RIPLEY	
Age: 70 *Director Since 2012* *Independent Director* **Committees:** Audit (member) Environmental, Social and Governance (member) **Term Expiration:** 2026	Ms. Ripley has served as a member of the Zevia board of directors since February 2012. Ms. Ripley is a seasoned financial executive with experience in the consumer and technology industries. Ms. Ripley joined NGEN Partners, a growth equity investment firm, in November 2006, and currently serves as Managing Director. Ms. Ripley has served and continues to serve on numerous private company boards representing NGEN Partners. From 1990 to 2005, Ms. Ripley was an executive at the Altria Group where she led Corporate Business Development worldwide with a focus on accelerating growth at Kraft Foods and Miller Brewing Company. Prior to joining the Altria Group, she was a senior investment banker with L.F. Rothschild Unterberg Towbin, a leading banker to innovative technology companies. She also co-founded Circle Financial Group, a peer-to-peer network for high net worth women. Ms. Ripley currently serves on the Supervisory Board of Heineken, NV (OTCMKTS: HEINY), a brewing company. She also serves as a director on the Advisory Board of the National Museum of Natural History, Smithsonian Institute, and chairs the board of the Ripley Waterfowl Conservancy, a non-profit for rare and endangered birds. Ms. Ripley earned her B.A. cum laude and M.B.A. from Yale University. Ms. Ripley is qualified to serve on our Board as a result of her extensive growth equity investment experience, financial literacy, ESG matters, experience in the food and beverage and consumer-packaged goods industries, and board and governance experience in the beverage space.

JUSTIN SHAW	
Age: 55 *Director Since 2020* *Independent Director* **Committees:** Compensation (Chair) Nominating and Enterprise Risk Management (member) **Term Expiration:** 2026	Mr. Shaw has served as a member of the Zevia board of directors since December 2020. Mr. Shaw has been designated as a director by Caisse de dépôt et placement du Québec ("**CDPQ**"), an institutional investor based in Quebec, Canada, and, since October 2019, has served as CDPQ's Operating Partner, Private Equity, Americas. Prior to CDPQ, he served as a Senior Operating Executive at Cerberus Capital Management for 18 years, where he worked with portfolio companies in various sectors, including aerospace, healthcare, energy, financial services and cybersecurity. Prior to joining Cerberus Capital Management, Mr. Shaw served in senior management roles including as Vice President, Strategy and Supply Chain at the Keane Group, interim Chief Financial Officer at Root9B, Director of Strategy and Development, then Vice President and General Manager at Rosenbluth Interactive. He has also held various leadership positions at IMS Health, Dun and Bradstreet and AlliedSignal. Mr. Shaw began his career as a management consultant at Boston Consulting Group. Mr. Shaw currently serves on the boards of directors of Clarios, a business services and industrials company, Save A Lot, a grocery wholesaler and retailer, Shaw Media, a media company, Medical Solutions, LLC, a healthcare staffing company, and ICR, LLC, a strategic communications and advisory services company. He previously served on the boards of Avison Young, Inc., a global commercial real estate services firm, Suez Water Technologies and Solutions, a water treatment company, Cardone Industries, an automotive parts manufacturer, Navistar Defense, LLC, a military vehicle company, and Root9B LLC, a cybersecurity company. Mr. Shaw earned his B.S. from Harvard University and his M.B.A. from Harvard Business School. Mr. Shaw is qualified to serve on our Board as a result of his experience as an investor in a range of consumer-facing businesses, including previously serving as Chairman of Save A Lot, and his extensive experience in board and governance, operations and supply chain management, risk management, technology, IT and cybersecurity, strategy development and mergers and acquisitions.

Class III Directors Continuing in Office

ALEXANDRE I. RUBERTI	
Age: 49 Director Since 2024 Independent Director	Mr. Ruberti has served as a member of the Zevia board of directors since August 2024 and has 25 years of experience in consumer-packaged goods primarily in the beverage industry across the Americas. From April 2024 until December 2024, Mr. Ruberti served as the Managing Director, Americas and the General Manager, USA of Waterdrop®, a company that develops, produces, and sells functional hydration cubes for mixing with water. Prior to Waterdrop®, Mr. Ruberti served as Chief Executive Officer of Future Farm, a plant-based meat company, from February 2021 through December 2023. Prior to Future Farm, Mr. Ruberti spent 16 years with Red Bull and served in various roles including as President, Red Bull Distribution Company ("**RBDC**") and Chief Commercial Officer, Red Bull North America ("**RBNA**") from April 2019 through January 2021, President, RBDC from July 2013 through March 2019, and Vice President, Profitability Management and On-Premise from January 2011 through June 2013. Prior to RBNA and RBDC, Mr. Ruberti worked for Red Bull Latin America located in Sao Paulo, Brazil in the roles Head of Sales, Latin America & Canada from July 2008 to December 2010, and Head of Sales, Brazil from January 2005 through June 2008. Prior to Red Bull, he spent nine years at Coca-Cola Bottlers in Brazil in Sales, Marketing and Distribution. Mr. Ruberti currently serves on the board of directors of Zico Rising, Inc., and is a member of the Young Presidents Organization. From February 2021 to March 2024, Mr. Ruberti served on the board of directors of Celsius Holdings, Inc., where he also served as a member of the compensation committee. Mr. Ruberti earned his MBA from Fundação Getulio Vargas and his BBA in Business from Universidade de Sorocaba in Brazil. He also serves as a Member of the Young Presidents Organization. Mr. Ruberti is qualified to serve on our Board due to his extensive experience in consumer-packaged goods and his longstanding career in the beverage industry.
Committees: Compensation (member) **Term Expiration:** 2027	

JULIE G. RUEHL	
Age: 59 Director Since 2021 Independent Director Financial Expert	Ms. Ruehl has served as a member of the Zevia board of directors since March 2021. Ms. Ruehl previously served as the Chief Financial Officer of Fly Leasing Limited, a global commercial aircraft leasing company, from August 2017 until its acquisition by Carlyle Aviation Partners in August 2021. Prior to Fly Leasing, from November 2011 to December 2015, Ms. Ruehl served as the Vice President and Chief Accounting Officer for Big Heart Pet Brands and for its predecessor, Del Monte Corporation, then one of the country's largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market. From May 2005 to October 2011, Ms. Ruehl served in senior financial positions with Del Monte Corporation and its parent, Del Monte Foods Company. From 2002 to 2005, Ms. Ruehl served in senior financial positions with Sanmina Corporation, a global provider of electronics manufacturing services, prior to which she served as an Audit Partner at Arthur Andersen LLP. In December 2023, Ms. Ruehl joined the board of directors of Semtech Corporation, a high-performance semiconductor, IoT systems and cloud connectivity service provider, and was appointed to its audit committee. From March 2022 to November 2023, Ms. Ruehl served on the board of Wine.com, the nation's leading online wine retailer, and also served as chair of its audit committee. From November 2021 to January 2024, Ms. Ruehl served on the board of Wizeline, Inc., a global technology services company, where she also served as chair of the audit committee and served as a member of the compensation committee. Ms. Ruehl earned her B.S. in Accounting from Louisiana State University. Ms. Ruehl is qualified to serve on our Board as a result of her corporate governance, strategy development, mergers and acquisitions, financial expertise, public accounting and financial reporting experience, including having served as Chief Financial Officer of Fly Leasing, and extensive experience in the consumer-packaged goods industry.
Committees: Audit (Chair) Compensation (member) **Term Expiration:** 2027	

See "2025 Director Nominees" for biographies of Class I Directors

Responsibilities of the Board

The Board selects the senior management team, which is responsible for operating the Company's day-to-day business, and monitors the performance of senior management. Consistent with the oversight function of the Board, the Board's core responsibilities include:

- ✔ Assessing the performance of the CEO and other senior management and setting their compensation.
- ✔ Planning for CEO and senior management succession and overseeing senior management development
- ✔ Reviewing the Company's strategies and monitoring their implementation and results.
- ✔ Overseeing the integrity of the Company's financial statements and the Company's financial reporting process
- ✔ Overseeing the Company's processes for assessing and managing risk.
- ✔ Overseeing legal and regulatory compliance.

- ✔ Engaging in succession planning for the Board and key leadership roles on the Board and its committees.
- ✔ Nominating the Company's director candidates and appointing committee members.
- ✔ Shaping effective corporate governance.
- ✔ Overseeing the Company's commitment to its public benefit purpose and the performance of its ESG initiatives.
- ✔ Providing advice and counsel to management regarding significant issues facing the Company and reviewing and approving significant corporate actions.

Board Leadership Structure

We do not have a formal policy regarding whether the role of the Chair and CEO should be separate or combined. Our Board has determined that we should maintain the flexibility to select the Chair and CEO and reorganize the leadership structure, from time to time, based on criteria that are in the

Company's best interests and the best interests of our stockholders and stakeholders. Accordingly, our Board may periodically review its leadership structure to evaluate whether the structure remains appropriate for the Company.

We currently separate the roles of Chair and CEO. The Board believes that separating the roles of CEO and Chair is appropriate for our current business and operating environment in that this leadership structure allows our CEO to focus on our day-to-day business while allowing our Chair to lead the Board in its fundamental role of providing independent advice to, and oversight of, management. The Board has designated Mr. Spence, Zevia's former CEO and long-standing member of its Board, to serve as Chair. We believe Mr. Spence's familiarity with the Company's business, challenges and opportunities, and extensive knowledge of our industry qualifies him to serve as Chair and best positions him to guide and focus the Board's time and attention on matters as appropriate. At this time, Mr. Spence is not independent and the independent directors of the Board have designated Mr. Ruben to serve as Lead Independent Director. In accordance with our Governance Principles, in such role, Mr. Ruben has responsibility for: (a) presiding at meetings of the Board at which the Chair is not present, including executive sessions of the independent directors; (b) approving information sent to the Board; (c) approving the agenda and schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items; (d) serving as liaison between the Chair and the independent directors; (e) being available for consultation and communication with major stockholders upon request; and (f) performing such other designated duties as the Board may determine from time to time. The Lead Independent Director also has the authority to call executive sessions of the independent directors.

The Board believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

Risk Oversight

Our Board, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the Company. In particular, the Nominating Committee is responsible for overseeing our risk management processes and advising the Board on risk management policies and procedures. The Nominating Committee also oversees the major risks facing the Company, including oversight of risks related to cybersecurity. In addition, the Nominating Committee receives advice and assistance from the Audit Committee with respect to the assessment of the adequacy of our risk management framework and the identification of financial and non-financial risks, and from the Compensation Committee with respect to the identification of risks related to compensation and human capital management. Our Board focuses its oversight on the most significant risks facing the Company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our Board and its committees receive regular reports from members of the Company's senior management on areas of material risk to the Company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for the management and assessment of risks and the implementation of processes and controls to mitigate their effects on the Company.

A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the Board in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and determination of what constitutes an appropriate level of risk for the Company. The Company's risk governance is facilitated through a top-down and bottom-up approach, with the tone established at the top by Ms. Taylor, our CEO, and other members of the senior leadership team. The Company conducts an enterprise risk management (ERM) process, led by the Company's Legal team, where risk is assessed periodically by key management members from each business team and corporate function, and is tasked with championing risk management practices and integrating them into their functional business team or function. The Legal team discusses and monitors the most significant enterprise risks in a cross-functional setting and evaluates and prioritizes company-wide risks with the senior leadership. The results of the enterprise risk assessment help senior leadership to prioritize the key risks that are first presented to, and evaluated by the Nominating Committee, and then presented to the Board. In addition to this annual presentation made to the full Board, the Audit Committee receives periodic updates on certain risk areas the Board has identified for focus, and the independent directors periodically discuss risk management during executive sessions without management present.

Director Attendance

The Board met seven (7) times during the year ended December 31, 2024. The non-employee directors met in seven (7) executive sessions during fiscal year 2024. During fiscal year 2024, each member of the Board attended at least 75% of the aggregate number of meetings of the Board and the committees on which he or she served during the period in which he or she was on the Board or committee. Pursuant to the Governance Principles, directors are expected to attend the annual meeting of stockholders absent unusual or extenuating circumstances. All of our directors then serving on the Board attended our 2024 annual meeting of stockholders.

Board Committee Responsibilities

Our Board's three key standing committees are the Audit Committee, Compensation Committee, and Nominating Committee, each of which has the composition and responsibilities described below. The Board delegates various responsibilities and authority to its committees. Members serve on these committees until their resignation or until otherwise determined by our Board. Each of these committees is empowered to engage outside advisors and counsel, as it deems appropriate, to assist each committee in its work, regularly reports its activities and actions to the full Board and has a written charter, which are posted on our website located at https://investors.zevia.com, under "**Governance**." Each committee annually reviews its charter in light of new developments in applicable regulations and may make additional recommendations to the Board to reflect evolving best practices.

AUDIT COMMITTEE

Current Members:

Julie G. Ruehl (Chair)
David J. Lee (member)
Rosemary L. Ripley (member)

Number of meetings held in 2024: 9

The primary responsibilities of our Audit Committee are to oversee the audit function, accounting and financial reporting processes of the Company, including the audits of the Company's financial statements and the integrity of the financial statements, and the performance of our internal audit function and external audit processes. The Audit Committee also oversees the Company's compliance with legal and regulatory requirements and ethical standards adopted by the Company and assists the Board in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the Board. The Committee oversees the independent auditors, including their qualifications and independence. However, Audit Committee members do not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management, or the independent auditors. The Committee has the authority to retain outside advisors as the committee determines appropriate to assist it in the performance of its functions.

Financial Expertise and Independence
Ms. Ruehl qualifies as an "audit committee financial expert" as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. Each member who served on the Audit Committee during 2024 is financially literate and qualifies as "independent" for purposes of Rule 10A-3 of the Exchange Act and under the NYSE listing standards. No member serves on the audit committee of more than three public company boards.

COMPENSATION COMMITTEE

Current Members:

Justin Shaw (Chair)
Alexandre I. Ruberti (member)
Julie G. Ruehl (member)

Number of meetings held in 2024: 6

The primary responsibility of our Compensation Committee is to assist the Board in discharging its responsibilities relating to compensation and other benefits for the Company's senior management, including executive officers and directors. The Compensation Committee oversees the Company's overall compensation philosophy, policies and programs including the administration thereof, and assess whether the Company's philosophy establishes appropriate incentives for management and employees.

Among its duties and responsibilities, the Compensation Committee reviews and approves corporate goals and objectives relevant to the total compensation of the CEO, evaluates the CEO's performance in light of those goals and objectives and recommends to the independent directors the CEO's compensation level, and sets compensation for other executive officers and employees at or above the level of Vice President after receiving the recommendation of the CEO. The Committee also administers and has discretionary authority over the issuance of equity awards under our equity incentive plans. The Committee may delegate its authority to one or more subcommittees and has the authority to engage independent advisors, such as compensation consultants, to assist it in carrying out its responsibilities. The Compensation Committee engaged Pearl Meyer in 2024 to provide advice regarding the amount and form of executive and director compensation. The Committee has determined that (1) Pearl Meyer satisfies applicable independence criteria, and (2) none of Pearl Meyer's work with the Company raises any conflicts of interest, in each case under applicable NYSE listing rules and the rules and regulations established by the SEC.

Independence
Each member of the Compensation Committee qualifies as "independent" for purposes of Rule 10C-1 of the Exchange Act and under the NYSE listing standards.

Interlocks
None of the members of our Compensation Committee has at any time during the prior three (3) years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

NOMINATING AND ENTERPRISE RISK MANAGEMENT COMMITTEE

Current Members:

David J. Lee (Chair)
Andy Ruben (member)
Justin Shaw (member)

Number of meetings held in 2024: 5

Our Nominating Committee oversees all aspects of our risk management and corporate governance functions. The Committee makes recommendations to our Board regarding director candidates and assists our Board in determining its composition and committees.

The Nominating Committee, together with the Audit Committee, reviews and discusses the Company's practices with respect to risk assessment and risk oversight. The Nominating Committee, with the assistance of other Board committees for risk falling within their purview, also oversees major risks arising from the Company's activities and major risks impacting the Company's ability to achieve strategic objectives or opportunities to gain competitive advantage. The Committee also oversees the Company's crisis management framework and the adequacy of the Company's risk management frameworks and processes, including oversight of the adequacy of the Company's insurance coverage.

Independence
Each member of the Nominating Committee qualifies as "independent" under the NYSE listing standards.

In addition, the Board has an Environmental, Social and Governance Committee (the "**ESG Committee**"), with Andy Ruben serving as Chair and Rosemary L. Ripley serving as a member. Our ESG Committee oversees the Company's ESG strategies and initiatives.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations regarding compensation paid to our non-employee directors for their service on the Board and its committees. The Committee, together with its independent compensation consultant, Pearl Meyer, periodically reviews the non-employee director pay program to help ensure that it is appropriate and consistent with market practices and prevailing "best practices' for corporate governance and to determine its competitiveness against director compensation of our peer groups.

Non-employee directors' fees are paid in accordance with the Director Compensation Policy (the "**Policy**"), adopted by the Board. Under the Policy, members of the Board who are not employees or officers of the Company, CDPQ, or Laird Norton or their respective affiliates, receive compensation for service on the Board and its committees. There was no change to director compensation under the Policy in 2024.

Compensation Structure for Non-Employee Directors - Fiscal Year 2024

Annual Board retainer			$	60,000
Additional annual retainer for non-executive chair of the Board and Lead Independent Director			$	20,000
Annual grant of restricted stock units ("**RSUs**")[1]			$	100,000[2]
Additional annual retainers for committee service		**Chair**		**Member**
Audit Committee	$	20,000	$	10,000
Compensation Committee	$	15,000	$	7,500
Nominating Committee	$	10,000	$	5,000
ESG Committee	$	10,000	$	5,000

(1) Annual equity grant of RSUs under the Zevia PBC 2021 Equity Incentive Plan (the "**2021 Plan**").
(2) An approximate value, subject to vesting on the earlier of the first anniversary of the date of grant or the Company's next annual meeting of stockholders.

Under the Policy, cash or equity retainers and fees due for any partial fiscal year of service are calculated and payable on a pro-rated basis. Additionally, directors are reimbursed for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our Board and its committees. Following our 2024 annual meeting of stockholders, in connection with the terms of the Policy, each eligible member of the Board received a grant of 118,455 RSUs that vest on the earlier of June 12, 2025, or our 2025 annual meeting of stockholders.

Fiscal Year 2024 Director Compensation Table

The table below sets forth the compensation earned or paid to our directors during the fiscal year ended December 31, 2024 (the "**2024 Fiscal Year**"). During the 2024 Fiscal Year, Ms. Taylor did not receive any additional compensation for service on our Board. Ms. Taylor's compensation for the 2024 Fiscal Year is set forth in the Summary Compensation Table in the "**Executive Compensation**" section below.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)[1]		Total ($)	
Jacqueline J. Hayes[2]	$	56,250	$	100,000	$	156,250
David J. Lee	$	78,152	$	100,000	$	178,152
Rosemary L. Ripley	$	75,000	$	100,000	$	175,000
Andrew "Andy" Ruben	$	95,000	$	100,000	$	195,000
Alexandre I. Ruberti[3]	$	26,089	$	84,932	$	111,021
Julie G. Ruehl	$	87,500	$	100,000	$	187,500
Justin Shaw	$	—	$	—	$	—
Padraic "Paddy" L. Spence	$	80,000	$	100,000	$	180,000

(1) Amounts in this column represent the grant date fair value of restricted stock units ("**RSUs**") granted to the applicable director in 2024, calculated in accordance with FASB Accounting Standards, Codification Topic 718 ("**FASB ASC 718**") based on the closing price of our Class A common stock on the applicable date of grant ($0.8442 for the RSUs granted on June 12, 2024 and $1.01 for the RSUs granted to Mr. Ruberti on August 20, 2024). For more information regarding the assumptions regarding these calculations, see Note 12 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The following RSUs were outstanding as of December 31, 2024: Mr. Lee, 118,455; Ms. Ripley, 118,455; Mr. Ruben, 118,455 RSUs; Mr. Ruberti, 84,091; Ms. Ruehl, 125,121 RSUs; Mr. Spence, 253,744; and all other non-employee directors, 0 RSUs. The portion of these RSUs that is in excess of the 2022 Fiscal Year grants vested on the expiration of the lockup period following our IPO in January 2022 and are subject to deferred settlement in one-third increments on each of the first three anniversaries of the vesting date or, if earlier, the director's separation from service or a change of control.
(2) Ms. Hayes resigned from the Board effective on September 26, 2024.
(3) Mr. Ruberti joined the Board on August 6, 2024.

Stock Ownership Guidelines

Our non-employee directors are subject to stock ownership guidelines adopted in June 2023. For more information regarding the stock ownership guidelines see "**Compensation Policies – Stock Ownership Guidelines**" on page **23**.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and certain officers. The indemnification agreements require the Company to indemnify these directors and officers to the full extent permitted by Delaware law against any and all expenses (including advances of expenses), judgments, fines, penalties, and amounts paid in settlement incurred in connection with any claim against the indemnified person arising out of services as a director, officer, employee, trustee, agent, or fiduciary of the Company or for another entity at the request of the Company, and maintain directors and officers liability insurance coverage.

Other Corporate Governance Practices and Policies

Director Orientation and Continuing Education

In accordance with the Governance Principles, the Company has an orientation process for Board members that is designed to familiarize new directors with various aspects of the Company's business, including strategy, operations, finances, risk management processes, compliance programs, and governance practices. We also encourage our directors to participate in continuing education programs and to stay abreast of corporate governance best practices in order to effectively discharge their duties and for other matters relevant to board services. Our directors are provided updates on corporate governance developments at regularly scheduled Board meetings, as well as membership to a leading professional organization that focuses on educating corporate board members on leading boardroom practices and with access to seminars, webinars, and/or presentations, and related materials that provide additional education, and opportunities to network with other corporate board members. The Company pays for attendance fees to participate in such programs and reimburses the directors for their reasonable out-of-pocket costs associated with attending these programs.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics ("**Code of Conduct**") that establishes the standards of ethical conduct applicable to all directors, officers and employees of the Company. The Code of Conduct addresses, among other things, conflicts of interest, use of Company systems and corporate assets, legal compliance, inside information, compliance with disclosure controls and procedures and internal controls over financial reporting, corporate opportunities, privacy, confidentiality requirements, and environmental matters. The Audit Committee is responsible for applying and interpreting our Code of Conduct in situations where questions are presented to it. We intend to disclose any amendments to the Code of Conduct or any waivers of its requirements applicable to our principal executive officer, principal financial officer or principal accounting officer or controller on our website at www.investors.zevia.com.

The Company has established a confidential hotline to assist its employees in complying with their ethical and legal obligations and to report suspected violations of applicable laws or Company policies or procedures. The hotline enables employees, vendors and the public to express their concerns about possible violations of law or Company policies by the Company and/or management without fear of retribution or retaliation of any kind. It is the Company's express policy that no retaliatory action be taken against any employee for using the hotline procedure. The hotline is operated by an independent third party, not by Company personnel. Information about how to access the hotline can be found in our Code of Conduct on our website located at https://investors.zevia.com, under "**Governance**."

Board and Committee Evaluations

The Board is committed to continuous improvement and recognizes the importance of a rigorous evaluation process to enhance Board performance and effectiveness. The evaluations focus on the Board's and each committee's and their respective members' performances and contributions to the Company as well as provide constructive feedback. The Nominating Committee is responsible for developing, administering and overseeing a formal evaluation process to assess the composition and performance of the Board and each committee on an annual basis. The assessment is conducted to identify opportunities for improvement and skill set needs, as well as to confirm that the Board, its committees, and individual members have the appropriate blend of wide-ranging experiences and backgrounds and are effective and productive. As part of the process, each Director completes an evaluation form, or participates in an interview or other method the Nominating Committee utilizes to seek feedback. In addition, the Nominating Committee will summarize the results of the evaluations for presentation to the Board.

Our board evaluations are designed to solicit input and perspective on various topics, including:

- board structure, size & composition, including director skills & experience;
- committee structure & allocation of responsibilities;
- conduct of meetings, including cadence, length & opportunity for director input & meaningful discussion;
- materials & information, including quality, timeliness & relevance;
- director performance, including attendance, preparation & participation;
- access to management & internal and external experts, resources, & support;
- key areas of focus for the board, including strategy, sustainability, ERM, crisis management & stockholder engagement;
- committee structure & process, member & chair performance, duties & functions & management support; and
- performance of the board chair, including communication, relationship with management, availability, focus on appropriate issues & inclusiveness.
- director orientation & continuing education;

The Nominating Committee discusses opportunities and makes recommendations for improvement as appropriate to the full Board, which implements agreed upon improvements. The ability of individual directors to contribute to the Board is considered in connection with the re-nomination process.

Stockholder and Investor Engagement

Management and the Board are committed to a proactive stockholder and investor engagement program. We believe strong corporate governance should include meaningful dialogue with our stockholders and key stakeholders to understand their perspectives on our business and other matters that are important to them. The Board oversees the Company's stockholder engagement efforts, with support from its committees.

During fiscal 2024, members of the senior management team continued their active engagement with stockholders, including regular participation at analyst meetings and industry conferences. Our Investor Relations team communicated with institutional investors throughout the 2024 calendar year to gain their perspectives on current issues and address any questions or concerns. We will continue our stockholder engagement and investor outreach during fiscal year 2025, including our regular participation at industry conferences.

To enable the Company to speak with a single voice, as a general matter, senior management serves as the primary spokesperson for the Company and is responsible for communicating with various stakeholders, including stockholders. Directors may participate in discussions with stockholders and other stakeholders on issues where board-level involvement is appropriate. Directors shall refer all inquiries from stockholders, investors, other stakeholders and the press to the CEO or designated members of the senior management team and shall not comment for attribution or background without first discussing such matter with the CEO.

Stockholder Communications

Stockholders, interested stakeholders and parties may communicate with the Board, an individual director, the lead independent director, or the non-executive directors as a group by sending written correspondence to the Office of the Corporate Secretary at the address set forth on the first page of this Proxy Statement. The Office of the Corporate Secretary will review each communication and forward to the Board or the individual director, where appropriate. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications).

Public Benefit Corporation Report

Zevia PBC is a public benefit corporation and certified B Corporation ("**B Corp**") whose mission is to create a world of better-for-you flavor by offering naturally delicious, accessible zero sugar beverages with plant-based ingredients and no artificial sweeteners to help improve health on a global scale. In line with our mission to support the health of individuals and communities we live in, we elected to be treated as a public benefit corporation under Delaware law. Public benefit corporations are intended to produce a public benefit and to operate in a responsible and sustainable manner. While not required by Delaware law or the terms of our amended and restated certificate of incorporation, we have also elected to have our social and environmental performance, accountability, and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization, to obtain and maintain our B Corp status.

Public Benefit Corporation

Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation's conduct and the specific public benefit or public benefits identified in the public benefit corporation's certificate of incorporation.

Zevia PBC was incorporated as a Delaware public benefit corporation on March 23, 2021.

Certified B Corporation

A certified B Corp is a company that has voluntarily committed to improvement of its social and environmental performance and has been certified by B Lab after an assessment of its ESG standards. B Lab is a recognized nonprofit that measures a company's social and environmental impact. In order to be designated as a Certified B Corporation, companies are required to assess their positive impact on society and the environment. The assessment evaluates how a company's operations and business model impacts its workers, customers, suppliers, community and the environment using a 200-point scale. While the assessment varies depending on a company's size (number of employees), sector and location, representative indicators in the assessment include payment above a living wage, employee benefits, stakeholder engagement, supporting underserved suppliers and environmental benefits from a company's products or services. After completing the assessment, B Lab will verify the company's score to determine if it meets the 80-point minimum bar for certification. The review process includes a phone review, a random selection of indicators for verifying documentation and a random selection of company locations for onsite reviews, including employee interviews and facility tours. Once certified, every Certified B Corporation must make its assessment score transparent on B Lab's website. Acceptance as a Certified B Corporation and continued certification is at the sole discretion of B Lab. According to B Lab, a company that has earned B Corp certification has: (i) demonstrated high social and environmental performance, (ii) achieved corporate benefit status and applied a corporate governance structure that holds such company accountable to all stakeholders, and (iii) exhibited transparency by allowing reports of the company's performance measurements against B Lab's standards to be publicly available.

Zevia PBC has been a certified B Corp since June 2021 and was recertified on March 9, 2023, with an increase in score from 82 to 91.2, reflecting our ESG improvements as we entered into our second year of operations as a public company at the time of recertification.

Our Purpose and Values

As provided in our amended and restated certificate of incorporation, our public benefit purpose is to: (i) create and provide better-for-you beverages, food or other products that support the health of our consumers and their communities, (ii) promote the well-being of our employees in a supportive and empowering environment, and (iii) forge an enduring profitable business. Our approach is to advance the Zevia purpose with a focus on addressing the global health challenges resulting from excess sugar consumption by offering a broad portfolio of zero sugar, zero calorie, naturally sweetened beverages, and replacing an increasing number of plastic bottles in our market as we continue to take better-for-you beverages mainstream, making them available and affordable to consumers across all income levels.

We are guided by our purpose of creating a world of better-for-you flavor, better for the people and the planet. We are dedicated to acting responsibly and committed to creating real ESG impact through combatting the harmful effects of sugar and to support the health of individuals and the communities we serve by creating zero calorie, naturally sweetened beverages. Our focus on ESG impact is core to how we do business, which we believe makes us a more successful company, and these ideals are embodied through our B Corp status.

The following is a summary of the areas we are acutely focused on and the progress we have made, which supports each of the public benefit objectives outlined in our amended and restated certificate of incorporation.

Improving Public Health	The U.S. Centers for Disease Control and Prevention warns that Americans are consuming too much added sugars in their diets, which can lead to health problems. One of the leading sources of added sugars in the U.S. diet is sugar-sweetened beverages. We believe that Zevia products help consumers reduce their sugar intake and avoid artificial ingredients by offering a refreshing and enjoyable zero sugar, naturally sweetened alternative to high sugar and artificially sweetened competitors. We estimate that, as of December 31, 2024, by choosing Zevia, our consumers have eliminated over 90,000 metric tons of sugar from their diets since 2011.
Providing Access	We are committed to supporting underserved communities. As of March 23, 2025, our products are priced at an average retail cost per ounce of $0.08, representing the 31st percentile within all liquid refreshment beverages, which include all non-alcoholic ready-to-drink beverages, excluding dairy and non-dairy protein, and we believe are therefore affordable for a broad range of income brackets, making Zevia an economically attractive option for a wide range of consumers.
Reducing Waste	We actively seek to minimize our environmental impact and regularly re-evaluate our processes to limit environmental waste. Since our founding in 2007, we have never sold a beverage in a plastic bottle. Through only using aluminum cans, we estimate that, as of December 31, 2024, we have saved over 30,000 metric tons of plastic and consumption of our products has resulted in the avoidance of over one billion plastic bottles since 2011. In addition, we reduce our use of packaging materials where possible. Further, one of our main ingredients, stevia, typically requires fewer agricultural land and water resources to produce compared to sugar, furthering our resource efficiency.
Valuing Our Employees	Our social impact purpose extends beyond the beverage can and is embedded in the way we treat our people – as evidence of this focus, all full-time Zevia employees receive an equity interest in the Company under our equity compensation plans, a fair wage, and competitive benefits.
Supporting Our Communities	We are a Delaware public benefit corporation and have been designated as a "**Certified B Corporation**" in recognition that we balance profit and purpose to meet verified standards of social and environmental performance, public transparency and legal accountability.

To assess our success in achieving our public benefit objectives outlined in our amended and restated certificate of incorporation, our Board carefully considers these objectives through the framework of the focus areas listed above and the interests of each of our stakeholder groups in its oversight of the Company. We believe that we have been successful in meeting these objectives and promoting these public benefits to our stakeholders. Our recertification as a Certified B Corporation reflects our continued commitment to these objectives.

Executive Officers

The following table sets forth certain information regarding our executive officers as of the date of this Proxy Statement. Our executive officers are appointed by and serve at the discretion of the Board, and each holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. No family relationship exists by or among our executive officers and directors.

Name	Age	Position
Amy E. Taylor*	53	President and Chief Executive Officer, Director
Girish Satya	48	Executive Vice President, Chief Financial Officer and Principal Accounting Officer

*   For biographical information, see "**Class I Director Nominees**" on page **5**.

GIRISH SATYA	
Executive Vice President, Chief Financial Officer and Principal Accounting Officer	Mr. Satya has served as our Chief Financial Officer since February 2024 and our Principal Accounting Officer since May 2024. Mr. Satya has over 20 years of experience serving as a financial executive, leading transactions, and handling capital management projects, corporate turnarounds, and spearheading financial and operational improvements for numerous global companies. Prior to joining the Company, and from 2021 to 2022, Mr. Satya served as Global Chief Financial Officer for Backcountry, a multi-brand, global e-commerce platform focused on consumer gear and apparel for the outdoor enthusiast, where he was responsible for overseeing the Company's global finance, treasury, accounting, strategy, e-commerce and technology functions. From 2016 to 2021, Mr. Satya was a Principal at TSG Consumer Partners, a private equity firm ("**TSG**"), where he led the Portfolio Operations Group primarily focused on growth equity investments in middle-market companies in the branded consumer product and service sectors. Prior to TSG, he served as Chief Financial Officer for The Bay Club Company, a fitness and hospitality company based in San Francisco, from 2013 to 2016, and was responsible for finance, treasury, corporate development, facilities and real estate, and legal and human resources. Prior to that, he held senior financial and operations roles at several private equity-backed businesses from 2008 to 2013. Mr. Satya began his career as an Associate, Corporate Advisory Services at Arthur Andersen from 1999 to 2001 and later joined Alvarez & Marsal, a consulting firm focused on operational turnarounds and financial restructurings, as a management consultant from 2001 to 2006. Mr. Satya also serves on the board of Canyon Bicycles GmBH. Mr. Satya earned a B.S. in Economics from Fordham University and a MBA from the Booth School of Business at the University of Chicago.

Executive Compensation

The Company has opted to comply with the executive compensation rules applicable to "emerging growth companies" and "smaller reporting companies," as such terms are defined under the Exchange Act, when disclosing the compensation of our executives. This section discusses the material elements of compensation awarded to, earned by, or paid to the Company's principal executive officer during 2024, the two next most highly compensated executive officers of the Company, and one additional former executive who would have been one of the next two most highly compensated executive officers of the Company but for the fact that they were not an executive officer as of December 31, 2024. Such individuals, as listed below, are referred to as the "**Named Executive Officers**" or "**NEOs**."

Name	Title
Amy E. Taylor	President and Chief Executive Officer
Girish Satya	Executive Vice President, Chief Financial Officer and Principal Accounting Officer[1]
Lorna R. Simms	Former Senior Vice President, General Counsel and Corporate Secretary[2]
Florence Neubauer	Senior Vice President, Finance and Business Transformation; Former Interim Chief Financial Officer[1]

(1)   Mr. Satya was appointed as Chief Financial Officer effective February 21, 2024, at which time Ms. Neubauer, our former interim Chief Financial Officer, assumed the non-executive officer role of Senior Vice President, Finance and Business Transformation.

(2)   Ms. Simms' employment with the Company terminated on April 4, 2025 (the "**Termination Date**").

Executive Compensation Philosophy

Our executive compensation policies and governance practices align our executives' interests with those of our stockholders and reflect best practices without encouraging unnecessary risk taking. Our executive compensation philosophy is designed to achieve the following objectives:

Attract and Retain	→	Attract and retain high-quality leaders with a passion for driving high performance.
Reinforce Our Strategy	→	Align our incentive programs with our vision and business strategy.
Provide Competitive and Market-Based Compensation	→	Maintain a market-based compensation program that provides a competitive total target compensation opportunity approximating the market median.

2024 Summary Compensation Table

The table below sets forth the annual compensation earned by or granted to the NEOs during the fiscal years ended December 31, 2024 (the "**2024 Fiscal Year**") and December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Amy E. Taylor	2024	$ 613,030	$ —	$ 816,000	$ —	$ —	$ 8,267	$ 1,437,297
President and CEO	2023	$ 615,833	$ —	$ 658,269	$ 665,854	$ —	$ 24,131	$ 1,964,087
Girish Satya	2024	$ 338,333	$ 175,000[4]	$ 257,467	$ 331,998	$ —	$ 8,000	$ 1,110,798
Executive Vice President, Chief Financial Officer and Principal Accounting Officer								
Lorna R. Simms	2024	$ 344,792	$ —	$ 181,333	$ —	$ —	$ 10,885	$ 537,010
Former Senior Vice President, General Counsel and Corporate Secretary	2023	$ 319,167	$ —	$ 131,655	$ 133,171	$ —	$ 11,083	$ 595,076
Florence Neubauer	2024	$ 322,254	$ 198,902[5]	$ 113,333	$ —	$ —	$ 12,407	$ 646,896
SVP, Finance and Business Transformation; Former Interim Chief Financial Officer								

(1)   Amounts in this column represent the grant date fair value of RSUs granted to the NEO under the 2021 Plan, calculated in accordance with FASB ASC 718 based on the closing price of our Class A common stock on March 11, 2024, the date of grant, of $1.36. For more information regarding the assumptions used in these calculations, see Note 12 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. For more information regarding the RSUs granted during the 2024 Fiscal Year see "**Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Compensation**" below.

(2)   Amounts in this column represent the grant date fair value of stock options granted to Mr. Satya under the 2021 Plan, calculated in accordance with FASB ASC 718. For more information regarding the assumptions used in these calculations, see Note 12 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. For more information regarding the stock options granted to Mr. Satya during the 2024 Fiscal Year see "**Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Compensation**" below.

(3)   Amounts in this column include Zevia's contributions on behalf of the applicable NEO under its 401(k) plan.

(4)   Represents a guaranteed $175,000 bonus in respect of the 2024 Fiscal Year, per the terms of the letter agreement entered into with Mr. Satya upon his appointment to the Chief Financial Officer position, as described in more detail under "**Narrative Disclosure to Summary Compensation Table— Employment Letters**."

(5)   Represents a $70,000 retention bonus, provided in connection with Ms. Neubauer's transition from interim Chief Financial Officer to Senior Vice President, Finance and Business Transformation, as described in more detail under "**Narrative Disclosure to Summary Compensation Table—Employment Letters**" and a guaranteed $128,902 bonus in respect of the 2024 Fiscal Year.

Narrative Disclosure to Summary Compensation Table

Our Executive Compensation Decision-Making Process

Compensation Committee. The Compensation Committee oversees the Company's overall compensation philosophy, policies and programs, including our executive compensation program and works closely with its independent compensation consultant, Pearl Meyer, to evaluate the effectiveness of our executive compensation program. The Compensation Committee's responsibilities also include reviewing and approving the compensation of all executive officers, including our NEOs, other than the CEO, and reviewing and recommending for approval by the independent members of the Board the compensation of the CEO. In making compensation decisions, the Compensation Committee considers several factors including individual performance, market competitive benchmarking data (including from our compensation peer group, as described below), internal pay equity, and CEO pay recommendations (other than for herself).

Management. Our CEO, Ms. Taylor, presents compensation recommendations to the Compensation Committee regarding the target compensation opportunities for each executive officer other than herself based on an assessment of their performance, Company performance, pay relative to the competitive market, tenure, and internal pay equity considerations. The Compensation Committee reviews Ms. Taylor's recommendations for the other executive officers in its decision-making process. The CEO is not present during Compensation Committee and Board meetings when her own compensation is being discussed or approved. Our Senior Vice President, People and our Senior Vice President, General Counsel and Corporate Secretary also attend the meetings to provide support to the CEO and the Compensation Committee as needed, as well as to provide information.

Independent Compensation Consultant. The Compensation Committee has retained Pearl Meyer as its independent compensation consultant to provide advice regarding executive and non-employee director compensation matters. Pearl Meyer generally provides input on the design of our executive compensation program, our compensation peer group and benchmarking, evolving market practices and the competitiveness of our program. The Compensation Committee assessed Pearl Meyer's independence under the factors set forth in the SEC's rules and concluded that Pearl Meyer was independent and that their services in 2024 did not raise any conflicts of interest.

Compensation Peer Group. The Compensation Committee uses competitive benchmarking data as a reference point for evaluating executive compensation. With input from its independent compensation consultant, Pearl Meyer, the Compensation Committee conducts a periodic review of our peer group to determine if any changes are appropriate. In choosing our peers, the Compensation Committee seeks to include U.S.-based companies in beverage, food and broad consumer products industries, with a comparable revenue and market capitalization scope and business characteristics and adequate disclosure of executive compensation practices to help ensure no pay anomalies exist that are inconsistent with the Company's pay practices.

The companies in the 2024 peer groups are:

Beyond Meat, Inc.	Freshpet, Inc.	Nature's Sunshine Products, Inc.	Vintage Wine Estates, Inc.
Celsius Holdings, Inc.	The Honest Company, Inc.		The Vita Coco Company, Inc.
The Duckhorn Portfolio, Inc.	Natural Alternatives International, Inc.	The Real Good Food Company, Inc.	Vital Farms, Inc.
e.l.f. Beauty, Inc.			Whole Earth Brands, Inc.

The Compensation Committee reviews the peer group data alongside general market survey data provided by Pearl Meyer in assessing compensation levels for each NEO. We generally target the median compensation as a reference point for pay recommendations but compensation decisions also take into account other relevant factors, including an executive's role and responsibilities, performance, the importance of the executive's contributions towards meeting the Company's goals and objectives, experience and tenure, internal pay equity, special hiring situations, retention concerns, and other relevant factors. Target pay may vary from the median based on these other factors the Compensation Committee deems relevant.

Employment Letters

In connection with their respective appointments, we entered into offer or promotion letters with each NEO that provide for their initial compensation and benefits, including an initial base salary, annual bonus opportunity and initial equity awards. Mr. Satya's offer letter also provides for a guaranteed minimum bonus of $175,000 for fiscal 2024, and Ms. Neubauer's promotion letter for her service as interim Chief Financial Officer provided for a retention bonus, the second $70,000 installment of which was paid in 2024 in connection with the appointment of Mr. Satya as permanent Chief Financial Officer.

Base Salary

Each NEO's base salary is a fixed component of compensation for performing specific job duties and functions and is established at a level commensurate with the NEO's expertise, experience and tenure. When reviewing and determining NEO base salaries, the Compensation Committee considers market and peer group data provided by its independent compensation consultant, Pearl Meyer, as well as the personal performance of each NEO. In connection with the appointment of Mr. Satya as Chief Financial Officer, his base salary was established at $400,000 and Ms. Neubauer's base salary was decreased from $384,000 to $311,000. As part of the Compensation Committee' annual review of base salaries, no adjustment was made to Ms. Taylor's base salary and Ms. Simms' base salary was increased from $325,000 to $350,000. The annual base salaries of the NEOs as of December 31, 2024 is set forth in the following table.

Name	Base Salary (as of 12/31/2024)
Amy E. Taylor	$620,000
Girish Satya	$400,000
Lorna R. Simms	$350,000
Florence Neubauer	$311,000

Annual Bonus

Each of our NEOs was eligible to participate in the Company's annual bonus program for 2024. At the beginning of 2024, the Compensation Committee established the following target bonuses for the NEOs as well as the performance metrics applicable to the 2024 annual bonus program.

Under the 2024 annual bonus program, payouts were earned based on the Company's performance with respect to net sales (weighted 50%), adjusted EBITDA (weighted 40%) and qualitative goals (weighted 10%). The Compensation Committee selected these metrics to incentivize strong performance across the key drivers of long-term value creation. The targets and performance levels for each financial metric were designed to be rigorous yet realistic and informed by the Company's annual financial goals.

Name	2024 Target Bonus (% of Salary)
Amy E. Taylor	100%
Girish Satya	75%
Lorna R. Simms	50%
Florence Neubauer	50%

Following the end of the 2024 Fiscal Year, the Compensation Committee reviewed the Company's performance and determined that the Company did not achieve the threshold level of performance for any metric, and therefore, no annual bonuses were earned for 2024; however, Mr. Satya and Ms. Neubauer each had guaranteed minimum bonuses for 2024, which were paid in early 2025.

Long-Term Incentive Compensation

In March 2024, the Board, upon recommendation by the Compensation Committee, approved annual equity awards to each NEO in the form of RSUs (representing 50% of the grant for Mr. Satya and 100% of the grant for all other NEOs) and stock options (representing 50% of Mr. Satya's total grant) under the 2021 Plan. These awards vest in equal annual installments on each of the first four anniversaries of March 11, 2024, the date of grant. This table sets forth stock options and RSUs granted to each NEO as part of the 2024 annual equity awards.

Name	2024 RSUs	2024 Stock Options
Amy E. Taylor	600,000	—
Girish Satya	189,314	338,773
Lorna R. Simms	133,333	—
Florence Neubauer	83,333	—

Outstanding Equity Awards at 2024 Fiscal Year-End

The table below reflects information regarding outstanding stock options and RSUs held by the NEOs as of December 31, 2024.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Amy E. Taylor							
Option[4]	7/21/2021	43,750	6,250	$ 14.00	7/21/2031		
Option	3/17/2022	63,774	63,775	$ 4.12	3/17/2032		
Option	8/1/2022	115,936	115,937	$ 3.55	8/1/2032		
Option	8/1/2022	115,936	115,936	$ 7.50	8/1/2032		
Option	3/17/2023	91,463	274,391	$ 3.00	3/17/2033		
RSUs	3/17/2022					38,787	$ 162,518
RSUs	3/17/2023					164,568	$ 689,540
RSUs	3/11/2024					600,000	$ 2,514,000
Girish Satya							
Options	3/11/2024	—	338,773	$ 1.36	3/11/2034		
RSUs	3/11/2024					189,314	$ 793,226
Lorna R. Simms							
Options[5]	7/21/2021	5,375	625	$ 14.00	7/21/2031		
Options	3/17/2022	14,913	14,913	$ 4.12	3/17/2032		
Options	3/17/2023	18,292	54,879	$ 3.00	3/17/2033		
RSUs	3/17/2022					9,070	$ 38,003
RSUs	3/17/2023					18,285	$ 137,910
RSUs	3/11/2024					133,333	$ 558,665
Florence Neubauer							
Options	10/6/2022	8,251	8,251	$ 4.60	10/6/2032		
Options	3/17/2023	10,162	30,488	$ 3.00	3/17/2033		
RSUs	10/6/2022					5,435	$ 22,773
RSUs	3/17/2023					18,285	$ 76,614
RSUs	3/11/2024					83,333	$ 349,165

(1) Except as otherwise specified, the stock options reflected in this column vest ratably on each of the first four anniversaries of the applicable grant date, subject to the NEO's continued service.

(2) The RSUs reflected in this column vest ratably on each of the first four anniversaries of the applicable grant date, subject to the NEO's continued service.

(3) The amounts in this column are based on the closing price of our Class A common stock of $4.19 per share on December 31, 2024, the last trading day of the 2024 Fiscal Year.

(4) These stock options vest ratably on a monthly basis through June 28, 2025, subject to the NEO's continued service.

(5) These stock options vest ratably on a monthly basis through May 10, 2025, subject to the NEO's continued service.

Additional Narrative Disclosure

Retirement Benefits

The Company has not maintained, and does not currently maintain, a defined benefit pension plan or any non-qualified deferred compensation plans. The Company sponsors the Zevia PBC 401(k) and Profit Sharing Plan (the "**401(k) Plan**"), in which all employees with at least 3 months of service are eligible to participate. During 2024, the Company made safe harbor matching contributions equal to 100% of the first 3% of an employee's eligible compensation that is deferred and 50% of the next 2% of an employee's eligible compensation that is deferred. All such contributions are fully vested.

Potential Payments Upon Termination or Change in Control

Severance Agreements. In connection with Ms. Taylor's promotion in 2022, we entered into an amended and restated severance agreement to provide certain protections in the event of qualifying terminations of employment. Upon Ms. Taylor's termination of employment without cause or resignation for good reason, she will be eligible to receive the following severance benefits, subject to the execution of a release of claims in favor of the Company: (i) the sum of her base salary and target annual bonus, payable in installments over 12 months; (ii) partially subsidized COBRA premiums for the 12-month period following termination; (iii) a pro-rata annual bonus for the year in which such termination occurs payable at the time bonuses are paid to other executives; and (iv) any earned but unpaid annual bonus for the year prior to the year of termination payable at the time bonuses are paid to other executives. However, if the qualifying termination occurs within 18 months following a change in control of the Company, in lieu of clause (i) above, Ms. Taylor would receive a lump sum severance payment equal to (a) 200% of her base salary plus (b) her target annual bonus.

Mr. Satya and Ms. Simms are party to severance agreements that provide certain protections in the event of a qualifying termination of employment. Upon the NEO's termination of employment without cause or resignation for good reason, the NEO will be eligible to receive the following severance benefits, subject to the execution of a release of claims in favor of the Company: (i) the sum of the NEO's base salary and target annual

bonus, payable in installments over 12 months (or, if such termination occurs within 18 months following a change in control of the Company, payable in a lump sum); (ii) partially subsidized COBRA premiums for the 12-month period following termination; (iii) any earned but unpaid annual bonus for the year prior to the year of termination payable at the time bonuses are paid to other executives; and (iv) for Ms. Simms, a pro-rata annual bonus for the year in which such termination occurs payable at the time bonuses are paid to other executives. The severance agreements subject receipt of the severance benefits by the NEOs to continued compliance with non-competition, non-solicitation, confidentiality, and other standard restrictive covenants.

Compensation Programs Risk Assessment

In 2024, the independent compensation consultant, Pearl Meyer, conducted a risk assessment of Zevia's policies and programs relating to the compensation of employees, including those that apply to our executive officers.   The Compensation Committee concluded that such programs and practices do not create risks that are reasonably likely to have a material adverse effect on us.

We have programs and features that are designed to ensure that our employees, including the NEOs, are not encouraged to take unnecessary risks in managing our business, including:

- Oversight of compensation programs (or components of programs) by the Compensation Committee and by a broad-based group of functions within the Company, including People, Legal, and Finance Departments;

- Oversight by the Compensation Committee (including negative discretion) to set targets, monitor performance, and determine final incentive award payouts;

- Majority of the annual incentives focused on the use of financial metrics based on our annual operating plan which is approved by the Board;

- Multi-year service-based vesting conditions with respect to equity-based awards;

- Stock ownership guidelines; and

- An incentive pay recoupment policy which provides for recoupment of incentive compensation in the event of a financial restatement.

We periodically monitor our incentive programs throughout the year to ensure that such programs do not encourage undue risk taking and appropriately balance risk and reward consistent with our enterprise risk management efforts.

Compensation Policies

Stock Ownership Guidelines.
To further align executive and stockholder interests, we maintain stock ownership guidelines that require members of our executive and senior leadership teams, including each of our NEOs, and non-employee directors to own a minimum amount of our Class A common stock with a value equal to the designated multiple of their annual base salary or annual Board cash retainer, as applicable.

Title	Ownership Requirements
President and CEO	3x Annual Base Salary
CEO Direct Reports (SVP+)	1x Annual Base Salary
Non-Employee Directors	3x Annual Board Cash Retainer

Until they achieve the requisite ownership level, individuals subject to the stock ownership guidelines are required to hold 50% of all shares received, net of taxes, after vesting or exercise of equity awards granted in 2023 or thereafter. Shares of Class A common stock held directly or by immediate family members and shares subject to outstanding RSUs (whether or vested or unvested) count towards satisfaction of the guidelines; however, shares subject to unexercised stock options (regardless of vesting) or unearned performance awards do not count. All of our currently employed NEOs and non-employee directors have achieved the requisite ownership guidelines or are in compliance with the holding requirements and on track to achieve the guidelines.

Rule 10D-1 Clawback Policy. We maintain the Zevia PBC Clawback Policy, which is intended to comply with the requirements of the New York Stock Exchange Listing Standard 303A.14 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Misconduct Clawback Policy. In February 2024, we adopted the Zevia PBC Executive Leadership Recoupment Policy, which provides the Compensation Committee with the ability to recoup time-based and performance-based equity awards and all cash bonuses received during the prior three years in the event any covered executive, including the currently employed NEOs, engages in conduct that constitutes (a) fraud or ethical misconduct contributing to the need for a financial restatement, (b) a willful violation of applicable law or material Company policy, or (c) an act of fraud, breach of fiduciary duty, material act of dishonesty, material misrepresentation or other willful misconduct.

Insider Trading Policy and Prohibition on Hedging and Pledging. We have adopted an insider trading policy (the "**Insider Trading Policy**") governing the purchase, sale and other dispositions of our securities that applies to all company personnel, including directors, officers, employees, consultants and other insiders, as well as to the Company. We believe that our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. The Insider Trading Policy

was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Under our Insider Trading Policy our employees, including our NEOs, officers, directors and consultants, are prohibited from engaging in short-term or speculative transactions in Company securities, including (a) short-term trading (generally defined as selling Company securities within six months following a purchase); (b) short sales (selling Company securities they do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) hedging transactions. Additionally, the Company prohibits its directors and Section 16 officers from pledging Company securities.

Equity Grant Timing. The Company currently approves annual equity awards to our executive officers during the open trading window under our Insider Trading Policy that follows the filing of our Annual Report on Form 10-K each March. In addition to annual equity grants, equity awards may be granted at other times during the year to new hires and in other special circumstances. Such off-cycle equity grants are generally issued quarterly in June, September, and December. During 2024, the Company did not take material nonpublic information into account when determining the timing and terms of equity awards and did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation in 2024. During 2024, no stock options were granted during the period beginning four business days before the filing of a Form 10-Q or Form 10-K or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Equity Compensation Plan Information

The following table sets forth information about our Class A common stock that may be issued under equity compensation plans as of December 31, 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)[3]
Equity Compensation Plans Approved by Security Holders			
2021 Equity Incentive Plan	5,962,169	$ 3.94	2,761,070 [4]
Equity Compensation Plans Not Approved by Security Holders			
2011 Unit Incentive Plan	566,855	$ 0.38	—
Restricted Stock Unit Awards	61,890		—
Total	**6,590,914**	**3.24**	**2,761,070**

(1) This column reflects all RSUs and options granted under the applicable plan and outstanding as of December 31, 2024.

(2) This column reflects the weighted-average exercise price of options granted under the applicable plan that were outstanding as of December 31, 2024. RSUs reflected in column (a) are not reflected in this column as they do not have an exercise price.

(3) This column reflects the total Common Shares remaining available for issuance under the applicable plan as of December 31, 2024. No further shares remain available for issuance under the 2011 Unit Incentive Plan, and no further shares may be awarded as RSUs under the non-plan arrangement set forth in this table.

(4) The 2021 Plan provides for an automatic increase in the number of shares reserved for issuance thereunder on January 1 of each year through January 1, 2031 in an amount equal to (a) 5% of the total number of shares of Class A common stock outstanding on the preceding December 31, or (ii) a smaller number of shares determined by the Board. Pursuant to this provision, the number of shares reserved for grant and issuance under the 2021 Plan increased by 3,082,324 shares on January 1, 2025.

Certain Information About Our Common Stock

Security Ownership of Certain Beneficial Owners and Management

The following table presents information concerning the beneficial ownership of the shares of our Class A common stock and Class B common stock as of April 16, 2025 by (1) each of our directors, nominees and NEOs, (2) each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock and Class B common stock, and (3) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power over securities, including any Common Shares a person has the right to acquire within 60 days of April 16, 2025. Common Shares issuable upon exercise of options or warrants currently exercisable or exchangeable within 60 days of April 16, 2025 or Common Shares issuable upon vesting of restricted stock units that may vest within 60 days of April 16, 2025, as well as shares of Class A common stock issuable upon exchange of shares of Class B common stock are deemed outstanding solely for purposes of calculating the beneficial ownership percentage of the beneficial owner thereof. Accordingly, the percentage of class and percentage of total voting power of some beneficial owners may be lower than the percentage of class and percentage of total voting power of some other beneficial owners for whom a higher number of shares beneficially owned is reported. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all Common Shares shown as beneficially owned by the stockholder. The information does not necessarily indicate beneficial ownership for any other purpose.

The percentage ownership information shown in the column titled "**Beneficial Ownership Percentage**" in the table below is based on 66,059,650 shares of Class A common stock outstanding and 8,156,591 shares of Class B common stock outstanding as of the date of this table (plus any shares of Class A common stock and/or Class B common stock that such person has the right to acquire within 60 days after the date of this table).

Unless otherwise indicated, the address of each individual listed in this table is the Company's address set forth on the first page of this Proxy Statement.

Name and Address of Beneficial Owner	Class A Common Stock	Class B Common Stock	Total Number	Beneficial Ownership Percentage
Greater Than 5% Stockholders				
CDP Investissements Inc.[1]	22,022,092	—	22,022,092	29.67%
Entities affiliated with Northwood Ventures[2]	5,346,552	—	5,346,552	7.20%
Tallwoods Investments LLC[3]	4,567,006	—	4,567,006	6.15%
White Pine LLC[4]	1,382,350	3,455,938	4,838,288	6.52%
NEOs, Directors and Nominees				
David J. Lee[5]	172,775.547	—	172,775.547	*
Florence Neubauer[6]	66,006	—	66,006	*
Rosemary L. Ripley[7][8]	2,872,219	—	2,872,219	*
Andrew "Andy" Ruben[9]	201,806	—	201,806	*
Alexandre I. Ruberti[10]	94,091	—	94,091	*
Julie G. Ruehl[11]	227,246	—	227,246	*
Girish Satya[12]	114,910	—	114,910	*
Justin Shaw	—	—	—	*
Lorna R. Simms[13]	152,082	—	152,082	*
Padraic "Paddy" L. Spence[14]	2,211,326	1,440,808	3,652,134	*
Amy E. Taylor[15]	906,555	—	906,555	*
All Current Executive Officers and Directors as a group (9 persons) [16]	6,800,929	1,440,808	8,241,737	11.11%
All Current D&Os and 5%+ Holders	**40,337,017**	**4,896,746**	**45,233,763**	**60.95%**

*   Less than 1%
(1)   The beneficial ownership information regarding CDP Investissements Inc. ("**CDP**") is reported as of July 26, 2021, and was derived from a Schedule 13D filed with the SEC on August 5, 2021 that reported shared voting and investment power over 22,022,092 shares of Class A common stock. CDP is a wholly owned subsidiary of CDPQ. As a result, CDPQ may be deemed to be the indirect beneficial owner of the shares held by CDP. Investment and voting decisions are made by an investment committee of CDPQ. The address of CDP and CDPQ is c/o Caisse de dépôt et placement du Québec, 1000, place Jean-Paul-Riopelle, Montréal (Québec) H2Z 2B3, Canada.
(2)   The beneficial ownership information regarding Northwood (defined below) is reported as of July 26, 2021, and was derived from a Schedule 13G filed with the SEC on September 22, 2021 and from company records that reported (a) Northwood Ventures LLC's sole voting and dispositive power over 4,544,570 shares of Class A common stock and (b) Northwood Capital Partners LLC's (together with Northwood Ventures LLC, "**Northwood**") sole voting power and dispositive power over (i) 801,982 shares of Class A common stock. Peter Schiff is the majority owner of Northwood and as such may be deemed to be the indirect beneficial owner of the shares held by Northwood. The address of Northwood and Peter Schiff is 11450 Dixie Highway, Suite 101, Hobe Sound, Florida 33455.

(3) The beneficial ownership information regarding Tallwoods Investments, LLC ("**Tallwoods**") is reported as of December 3, 2024, and was derived from a Schedule 13G filed with the SEC on December 9, 2024 that reported shared voting and investment power over 4,567,006 shares of Class A common stock by Tallwoods and Mr. Gabriel S. Plotkin, who is the Managing Member of Tallwoods. The address of Tallwoods and Mr. Plotkin is 300 Arthur Godfrey Road, Suite 201A, Miami Beach, FL 33140.

(4) The beneficial ownership information regarding White Pine LLC ("**White Pine**") is reported as of December 31, 2024, and was derived from a Schedule 13G/A filed with the SEC on February 13, 2025 that reported shared voting and investment power over 1,382,350 shares of Class A common stock and 3,455,938 shares of Class B common stock. White Pine is an indirect, wholly-owned subsidiary of Laird Norton Company, LLC ("**Laird Norton**"). Laird Norton Enterprises Inc. ("**Laird Norton Enterprises**"), a wholly owned subsidiary of Laird Norton, directly owns White Pine. Laird Norton Enterprises does not exercise independent voting power over White Pine, but may act upon the approval of Laird Norton. As such, Laird Norton may be deemed to beneficially own the shares held by White Pine. The address of White Pine and Laird Norton is 801 2nd Ave, Suite 1700, Seattle, WA 98104.

(5) Consists of (a) 54,320.547 shares of Class A common stock held by David J. Lee and (b) 118,455 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of April 16, 2025.

(6) Consists of (a) 37,430 shares of Class A common stock held by Florence Neubauer and (b) 28,576 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of April 16, 2025.

(7) The beneficial ownership information regarding NGEN is reported as of December 5, 2024, and was derived from the Form 4 filed on December 9, 2024. Consists of (a) 2,493,594 shares of Class A common stock held by NGEN Zevia SPV, LLC ("**NGEN Zevia**") and (b) 225,664 shares of Class A common stock held by NGEN-Mantra Holdings LLC ("**NGEN-Mantra**"). Voting and investment power with respect to the Common Shares held by NGEN Zevia and NGEN-Mantra (collectively, the "**NGEN Entities**") may be deemed to be shared by certain affiliated entities. NGEN Zevia SPV Managers LLC ("**NGEN Zevia SPV**") is the managing member of NGEN Zevia and NGEN Mantra Management Holdings LLC ("**NGEN Mantra Holdings**") is the managing member of NGEN-Mantra. Rosemary Ripley is a member of NGEN Zevia SPV and NGEN Mantra Holdings, and in her capacity as such, may be deemed to exercise shared voting and investment power over the Common Shares owned by NGEN Zevia, and NGEN-Mantra. Ms. Ripley disclaims beneficial ownership of such Common Shares except to the extent of her pecuniary interest therein. The address of each of the NGEN Entities is 733 Third Avenue, New York, New York 10017.

(8) Includes (a) 34,506 shares of Class A common stock held by Rosemary L. Ripley and (b) 118,455 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of April 16, 2025.

(9) Consists of (a) 9,560 shares of Class A common stock held by Andy Ruben, co-trustee of the Ruben Family Trust, with respect to which Mr. Ruben has investment and voting control; (b) 73,791 shares of Class A common stock held by Andy Ruben; and (c) 118,455 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of April 16, 2025.

(10) Consists of (a) 10,000 shares of Class A common stock held by Alexandre I. Ruberti and (b) 84,091 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of April 16, 2025.

(11) Consists of (a) 108,791 shares of Class A common stock held by Julie G. Ruehl and (b) 118,455 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of April 16, 2025.

(12) Consists of (a) 30,217 shares of Class A common stock held by Girish Satya and (b) 84,693 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of April 16, 2025.

(13) The beneficial ownership information regarding Ms. Simms is reported as of the Termination Date, and was derived from company records. Ms. Simms holds (a) 87,628 shares of Class A common stock and (b) 64,454 shares of Class A common stock issuable upon the exercise of options currently exercisable. Ms. Simms' unvested RSU awards and stock option awards granted to her in connection with her service to the Company were forfeited and canceled as of the Termination Date.

(14) Consists of (a) 1,680,135 shares of Class A common stock held by Paddy Spence; (b) 371,618 shares of Class B common shares held by L&H Trust, with respect to which Mr. Spence has investment and voting control; (c) 1,069,190 shares of Class B common shares held by Spence Family Trust, with respect to which Mr. Spence has investment and voting control; (d) 118,455 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of April 16, 2025; and (e) 412,736 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of April 16, 2025.

(15) Consists of (a) 341,637 shares of Class A common stock held by Amy E. Taylor; (b) 5,500 shares of Class A common stock held indirectly by Ms. Taylor through her spouse; and (c) 559,418 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of April 16, 2025.

(16) Includes 1,056,847 shares of Class A common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of April 16, 2025.

Certain Relationships and Related Person Transactions

Related Person Transaction Policy

We have implemented a written policy, Related Person Transaction Policy and Procedures (the "**RPT Policy**"), pursuant to which the Audit Committee identifies, reviews and approves or ratifies transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates. For purposes of the RPT Policy, a related person transaction is referred to as an "**Interested Transaction**" and is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the Company or any of its subsidiaries is or will be a participant and (2) any Related Person has or will have a direct or indirect interest. A Related Person is any (1) person who is or was at any time (since the beginning of the Company's last completed fiscal year, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director, (2) greater than 5% beneficial owner of any class of the Company's voting capital stock or (3) immediate family member of any of the foregoing. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed to have standing pre-approval by the Audit Committee but may be specifically reviewed if our General Counsel determines it to be appropriate in light of the facts and circumstances relevant to the Interested Transaction.

Prior to approving any Interested Transaction, the Audit Committee will consider the material facts as to the related party's relationship with us or interest in the Interested Transaction and either approve or disapprove of entry into the Interested Transaction. If advance review and approval of the Interested Transaction is not reasonably feasible, then such transaction will be reviewed and considered and, if the Audit Committee determines it to be appropriate and not inconsistent with the interests of the Company and its stockholders, ratified at the Audit Committee's next regularly scheduled meeting. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to avoid activities that create or give the appearance of a conflict of interest, and directors and executive officers must consult and seek prior approval of potential conflicts of interest from the Audit Committee. In determining whether to approve or ratify an Interested Transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether such transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in such transaction. The Audit Committee shall prohibit any Interested Transaction (including those deemed pre-approved by the Audit Committee under the RPT Policy) if it determines the Interested Transaction to be inconsistent with the interests of the Company and its stockholders.

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled "**Corporate Governance**" and "**Executive Compensation**," there are no relationships and transactions since January 1, 2023, or any currently proposed transactions, involving our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them.

Other Matters

Stockholder Proposals and Director Nominations for Next Year's Annual Meeting

Pursuant to Rule 14a-8 of the Exchange Act, stockholders who wish to submit proposals for inclusion in the proxy statement for the 2026 Annual Meeting of Stockholders must send such proposals to our Corporate Secretary at the address set forth on the first page of this Proxy Statement. Such proposals must be received by us as of the close of business (6:00 p.m. Pacific Time) on December 31, 2025. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

As set forth in our Bylaws, if a stockholder intends to make a nomination for director election or present a proposal for other business (other than pursuant to Rule 14a-8 of the Exchange Act) at the 2026 Annual Meeting of Stockholders, the stockholder's notice must be received by our Corporate Secretary at the address set forth on the first page of this Proxy Statement no earlier than the 120th day and no later than the 90th day before the anniversary of the last annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be delivered no earlier than the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such annual meeting is first made by the Company. Therefore, unless the 2026 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after the anniversary of the Annual Meeting, notice of proposed nominations or proposals (other than pursuant to Rule 14a-8 of the Exchange Act) must be received by our Corporate Secretary no earlier than February 12, 2026 and no later than the close of business (6:00 p.m. Pacific Time) on March 14, 2026. If a stockholder fails to meet the deadlines or fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote any such proposal as we determine appropriate.

In addition to satisfying the deadlines in the advance notice provisions of our Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions for the 2026 Annual Meeting of Stockholders must provide the notice required under Rule 14a-19 to the Corporate Secretary no later than the close of business (6:00 p.m. Pacific Time) on April 13, 2026.

Any stockholder proposal must be a proper matter for stockholder action and must comply either with Rule 14a-8 of the Exchange Act or the terms and conditions set forth in our Bylaws, as applicable. We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of our outstanding common stock to file initial reports of their ownership of our equity securities and reports of changes in such ownership with the SEC within specified time periods. Based solely on a review of the Section 16(a) reports filed electronically with the SEC during or with respect to fiscal year 2024 and related written representations, we believe that all required reports were filed on a timely basis, except that, due to an administrative error, a Form 4 for Andy Ruben reporting one transaction was filed late on August 26, 2024 and a Form 4 for Greig DeBow reporting one transaction was filed late on October 9, 2024.





ZEVIA PBC
15821 VENTURA BLVD.
SUITE 135
ENCINO, CALIFORNIA 91436

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 PM ET on June 11, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 PM ET on June 11, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V72552-P25462

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ZEVIA PBC

The Board of Directors recommends you vote FOR each of the nominees in Proposal 1 and FOR Proposal 2:

1. Election of Directors: To be elected for terms expiring in 2028.

Nominees:	**For**	**Against**	**Abstain**
1a. Andrew Ruben	☐	☐	☐
1b. Padraic L. Spence	☐	☐	☐
1c. Amy E. Taylor	☐	☐	☐

	For	**Against**	**Abstain**
2. Ratification of the selection of Deloitte & Touche LLP as Zevia PBC's independent registered public accounting firm for the fiscal year ending December 31, 2025.	☐	☐	☐

NOTE: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice, Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com.

V72553-P25462

ZEVIA PBC
Annual Meeting of Stockholders
June 12, 2025, 9:00 AM PT
This proxy is solicited on behalf of the Board of Directors of Zevia PBC

The undersigned hereby appoint(s) Amy E. Taylor and Girish Satya, or either of them, as proxies and attorneys-in-fact, each with the power to act without the other and to appoint his or her substitute, and hereby authorize(s) each of them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of capital stock of Zevia PBC that the undersigned is/are entitled to vote at the Annual Meeting of Stockholders of Zevia PBC to be held online at www.virtualshareholdermeeting.com/ZVIA2025 at 9:00 AM, Pacific Time on June 12, 2025 or any postponement or adjournment thereof, with all powers that the undersigned would possess if present at the Annual Meeting. The undersigned hereby revoke(s) all proxies previously given for said meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY CARD WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS AND IN THE DISCRETION OF THE PROXIES ON ANY OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY POSTPONEMENTS OR ADJOURNMENTS THEREOF. IN THE EVENT THAT ANY OF THE NOMINEES NAMED ON THE REVERSE SIDE OF THIS FORM ARE UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE, THE SHARES REPRESENTED BY THIS PROXY MAY BE VOTED FOR A SUBSTITUTE NOMINEE SELECTED BY THE BOARD OF DIRECTORS. The proxies cannot vote your shares unless you sign and return this card.

Continued and to be signed on reverse side